Form 10-K, Exhibit 13
period 1996-12-29
CONE MILLS CORP
filed 1997-03-27
CIK 23304

(Cone logo) Annual Report 1996

For 106 years Cone Mills Corporation has responded to the needs of its customers. One of America's major textile manufacturers, Cone Mills is the largest producer of denim fabrics in the world. The company is also the largest producer of yarn-dyed and chamois flannel shirting fabrics and the largest commission printer of decorative fabrics in the United States. Our mission is to match consumer needs with the company's core capabilities to add value for our worldwide customers, investors, employees, suppliers and communities. The company operates in two business segments: Apparel Fabrics, which includes denims, yarn-dyed and chamois flannel shirtings, prints, and sportswear fabrics; and Home Furnishings Products, which includes commission printing and finishing services and print and jacquard decorative fabrics used for upholstery, draperies and bedspreads. In 1996 Cone Mills performed manufacturing both in the United States and through a joint venture in Mexico and conducted sales and marketing activities through a worldwide distribution network. Cone Mills is the nation's largest exporter of denims and is a major exporter of other apparel fabrics.

Financial Highlights



(amounts in millions, except per share data)         1996     1995     1994

Summary of Operations
Sales                                           $   745.9   $   910.2   $   806.2
Gross Profit                                        104.4       125.0       140.4
Income before Results of Foreign Affiliates           0.2        13.6        35.5
Net Income                                           (2.2)       (3.3)       35.0
Financial Position
Long-Term Debt                                  $   160.7   $   173.0   $   126.5
Stockholders' Equity                                210.3       222.1       236.9
Financial Ratios
Long-Term Debt to Capitalization                       43%         44%         35%
Return on Average
 Common Stockholders' Equity                         (2.9)%      (3.2)%      17.9%
Per Common Share Data
Net Income (Loss)                               $   (0.19) $    (0.22) $     1.16


Sales
(millions)

(Sales chart appears here. Plot points are below.)

    92        93        94         95       96
 705.4     769.2     806.2      910.2    745.9


Income Before Results
of Foreign Affiliates
(millions)

(Income Before Results chart appears here. Plot points are below.)


    92        93        94        95        96
  45.4      49.3       35.5      13.6      0.2

Return on Average Common
Stockholder's Equity
(percent)

(Return on Average Common Stockholder's Equity chart appears here. Plot points are below.)

    92        93        94         95        96
  55.3%     31.6%     17.9%      (3.2)%    (2.9)%

(Picture of Pat Danahy appears here.)
Pat Danahy
President & CEO


To Our Shareholders
In 1996, strategic initiatives to position Cone Mills for the long term met with short-term adverse market conditions in the company's three core business segments: denim, specialty sportswear and home furnishings fabrics. In response to declining sales and earnings, we exited non-core businesses which were diverting capital and management attention, and we are continuing the restructuring of operations designed to return the company to profitability.

1996 sales were $745.9 million. Sales were affected by weak specialty sportswear and decorative print demand and by lower denim revenues in the second half of the year that resulted from excessive industry inventory levels. Sales were down 9.1% compared with 1995 sales, excluding the Olympic Products Division, which was sold in early 1996. The weak sales volume resulted in curtailed operating schedules which impacted margins and income. Cone Mills had a net loss for 1996 of $2.2 million or $.19 per share, which included $5.2 million of pre-tax restructuring charges and $2.5 million of after-tax losses associated with the Mexican joint venture denim plant, Parras Cone, which started up in late 1995.

The first half of 1996 showed positive sales growth in denim; however, beginning in midyear, denim sales started to decline and, for the full year, were off 9.6%. While unit sales of denim products continue to grow at retail, excessive inventories at the wholesale and mill levels resulted in weak near-term sales of denim fabrics. Specialty sportswear sales remained sluggish in 1996 but improved toward year-end as excess inventory cleared the distribution channels. All Cone apparel fabric manufacturing facilities operated at less than full capacity as we attempted to control inventory levels.


Home furnishings sales, excluding Olympic, were down 2.0% as sales of Cone's new jacquard fabric were more than offset by lower finishing and decorative fabrics sales. Decorative print markets remained sluggish throughout the year and the finishing plants operated at below break-even volumes. Export sales, primarily denim, increased 5.7% and represented 26% of sales. While short-term, adverse market conditions produced lower sales for the company in 1996, it is important to note that about 10% of our sales now come from businesses that we were not associated with prior to 1995, including Raytex, Parras Cone and Cone Jacquards.


Despite weak reported earnings, the company invested $36.2 million in capital expenditures including a denim relooming project for greater quality and efficiency, additional weaving machines for a planned expansion of Cone Jacquards and new preparation equipment at Cone Finishing which will allow us to broaden our market. We also repaid $16.3 million of debt and repurchased 1.1 million shares of common stock for $8.8 million. Cone's ratio of long-term debt to long-term capital declined to 43% at year-end.

We at Cone Mills are responding to depressed short-term conditions with a program designed to improve profits to levels that reflect our leadership positions in our core businesses. Our plan consists of five elements:

The first element is to focus on our core franchises where Cone delivers value to customers and to exit businesses to which we are not willing to dedicate the capital and resources to become major players. We sold Olympic Products, Greeff Fabrics and our small synthetic apparel fabric business. We also entered into a contract to sell certain real estate assets, including those of Cornwallis Development Co. The sale of Olympic generated more than $50 million and, when concluded, we expect these remaining steps to have generated about $24 million in cash proceeds.

Second, Cone is becoming more responsive to the marketplace. This shift is reflected by improving sales of the high-quality basic denim produced by Parras Cone to support the migration of apparel customers to that region. Also, our specialty sportswear division has experienced increasing demand for shirting fabric from cut-and-sew production returning to the Americas after many years of Pacific Rim sourcing. The specialty sportswear and commission printing plants have been reconfigured with new equipment to manufacture new product offerings and produce shorter run orders for added customer flexibility. This step also allows our finishing plant facilities better access to bedding and niche print markets.

The third component is cost control. Our infrastructure was premised on larger volumes of business, and the sales decline this year magnified this relationship. In 1996 we identified selling and administrative expense savings in excess of $5 million on an annualized basis. However, as we balance short-term profit improvement initiatives with long-term investments necessary to position Cone for growth, we continue to attack costs throughout Cone's operating units. We have a goal to identify an additional $20 million in annual cost savings. Through these actions, we intend to manage through these difficult market conditions and evolve into a leaner, more efficient marketing and manufacturing organization.

Fourth, Cone is reconfiguring its manufacturing facilities to obtain more optimal plant and product combinations and support our customers from the most appropriate locations. With the Mexican joint venture operating, we are able to provide basic denim from this plant, and value-added denim from our U.S. plants. In early 1997 we announced the closing of our Granite facility and the redirection of this business to the Carlisle finishing facility. This step will allow Cone's Carlisle facility to operate at a higher level of capacity utilization.


Fifth, we expect to realize cash through our capital conservation program focusing on reducing inventories and better controlling other working capital assets. Cone operates under a targeted capital spending program with an emphasis on appropriate returns on these investments.

As the textile business becomes global, we recognize that textile plants must move closer to the markets they serve. The apparel industry led this movement and we are following our customers around the world. We believe that Cone has an early lead in this effort with our Mexican joint venture plant. To enhance our leadership position, we are currently exploring establishing a manufacturing platform to serve European markets and alliances in the Pacific Rim and South America.



Cone's long-term strategy remains the same: to invest and grow in product areas where we have core competencies--global denim, specialty sportswear and decorative fabrics--and to exit areas where we do not want to dedicate the capital to compete long term. We remain steadfast on this strategic course with a heightened focus on the steps necessary to return the company to profitability and yield benefits to shareholders. As denim and specialty sportswear inventories return to acceptable levels, and as consolidation of our finishing facilities is completed, we expect to benefit from higher capacity utilization as well as ongoing cost reduction programs. Cone Mills appreciates your support and wants to take this opportunity to thank its customers, suppliers and employees.


/s/ Dewey L. Trogdon                        /s/ J. Patrick Danahy
Dewey L. Trogdon                            J. Patrick Danahy
Chairman                                    President & CEO

(Picture of Dewey Trogdon
appears here)
                                                                              03

We have returned Cone Mills to its core businesses of denim, sportswear fabrics and home furnishings fabrics. Within these business units we have focused on sharpening marketing skills, cost controls and long-term, worldwide configuration of manufacturing facilities to serve local markets better. We believe these actions will result in increased value for both our customers and our shareholders over the long term.

(Picture of John L. Bakane appears here.) John L. Bakane
                                          Executive Vice President and
                                          Chief Financial Officer

Ask Cone


Cone Mills asked nine highly regarded textile/apparel security analysts to share their questions about the company, its three core business units (Denim, Sportswear and Home Furnishings) and the significant strategic challenges each faces. On the pages that follow, the company addresses their questions on current market conditions, future growth opportunities and corporate strategy.

Cone would like to express its sincere
appreciation to these participating analysts:

Kay C. Norwood, Interstate/Johnson Lane
Thomas J. Lewis, CL King & Associates
Pamela Singleton, Merrill Lynch & Co.
Carol A. Pope, J.P. Morgan Securities Inc.
David E. Griffith, Morgan Stanley
John S. Pickler, Prudential Securities Inc.
Jay J. Meltzer, LJR Redbook Research
Lorraine D. Miller, The Robinson-Humphrey Company, Inc.
Craig Sirois, Value Line, Inc.

Denim

Cone has sought to position itself to weather short-term challenges in the domestic and international denim markets and to pursue market share increases aggressively in the long term.




Worldwide demand for denim is increasing, but in the U.S. prices have been under pressure. What are the long- and short- term outlooks for the fabric? Denim sales have remained solid in the United States with unit sales of denim jeans up 7% in 1996 and 19% since 1993, according to The NPD Group data. However, the emergence of several new denim suppliers and the overly ambitious fabric purchasing of several branded jeans producers have led to congested pipelines, market disruption and price weakness during the last year. Inventories are expected to be in balance again in the latter part of 1997.

We also expect well-established garment producers to continue using denim suppliers like Cone from whom they can expect high levels of quality, styling and service. As in any process of stabilization, some suppliers may exit the market, but we believe that Cone is ideally positioned, not only to weather the short-term storm but to pursue market share increases aggressively in the long term. The addition of the Parras Cone facility in Mexico allows Cone to increase its participation in the basic jeans market. We are investing in new machinery and improved plant configurations for value-added denim produced by our U.S. plants. Doing business on a global basis entails new pressures--tariffs, shipping charges and lead time among them--but it does not lessen the importance of getting the right fabric and garment to the right location at the right price.


NAFTA is accelerating the shift of garment manufacturing to Mexico, and Cone already has production in place there. How promising is the outlook there?
Cone is the first U.S. producer to establish a denim manufacturing platform in Mexico, well before its competitors. Our joint venture plant, Parras Cone, which began production in late 1995, has already established a reputation for high-quality basic denim. With NAFTA, our customer base will grow as tariffs on jeans made with Mexican denim are reduced by half in 1998 and eliminated entirely in 1999. To build on our competitive advantages--low cost manufacturing and proximity to our customers' manufacturing plants--we intend to focus heavily on quality and service.




How important is your international business in denim? And what is your strategy for increasing it in the future? Denim exports accounted for more than a third of Cone's total 1996 denim sales, with denim products now sold in over 35 countries. Bolstered by a 43-year history of selling denim worldwide Cone is the sole global supplier of Levi Strauss & Co.'s 501(R) fabric and enjoys close relationships with other major jeans brands. Capitalizing on the strong link between denim jeans and the American popular culture, many of these customers are entering new markets in need of fabric to help meet global demand. Cone supports their efforts with marketing and styling operations in Brussels, a marketing office in Singapore and distribution facilities in several other locations.


To lower costs and lead times, address tariff issues and improve local market styling, we are evaluating the establishment of a manufacturing presence to service European markets. We are also exploring potential alliances in the Pacific Rim and South America as we defend our denim leadership position against local suppliers. Our criteria for direct involvement in overseas markets include return to shareholders, compatibility with existing market and manufacturing competencies, competitiveness of products and services and cultural considerations.



What programs does Cone have in place to effect cost savings? Domestically, Cone Denim is working diligently to drive down costs at our U.S. locations through close review of all aspects of manufacturing and administrative support. A new capital expenditure discipline is providing more analysis and focus on appropriate returns. Together, these efforts are designed to produce approximately $10 million in annualized savings after they are fully implemented. These efforts are in addition to Cone's corporate selling and administrative expense reduction initiatives.

Internationally, the Parras Cone facility in Mexico is a low-cost manufacturing platform that is well positioned strategically and geographically to service both North and South America. Our strat-egy also includes building alliances with producers in both low-cost countries and in

Denim

locations that provide access to trade blocks, which is essential to avoid the extra costs of high duties and other barriers.



What's being done to freshen Cone's denim lines and reflect changing fashion trends? What is the strategy to outperform the competition in such a challenging market? We are more sensitive than ever to the continuous feedback we receive from customers on their expectations and requirements. We are constantly developing new products to respond to fashion demand, and we are adding fashion directors with international backgrounds to address market differences.

Our organization coordinates the manufacturing process with this product development. In 1996 Cone's versatile manufacturing capabilities helped us produce more than 225 styles of denim incorporating both ring and open-end spinning, raw stock dyeing, continuous and over-dyeing, and long-chain rope yarn and package dyeing. As part of our ongoing quest for better manufacturing methods, we are in the midst of a multi-year relooming project to bring new technologies to our U.S. denim facilities. Another component of our strategy is to expand our knowledge base of fabric performance specifications. All of Cone's denim plants have received ISO 9002 certification, an important designation for an international manufacturer.


What steps has Cone Sportswear taken to capitalize on its leadership position in yarn-dyed and chamois flannel shirtings? To remain the largest North American producer of flannel and chamois shirting fabrics, we are focusing on five initiatives. First, we are continuing to renew our line with updated styling of our core products and the introduction of new products, such as our unique indigo collection which includes a wide array of textures and visual effects.


Second, we are using computer-aided design and manufacturing (CAD/CAM) equipment to translate fashion trends quickly into product ideas. Third, we have installed new sample equipment to convert product ideas quickly and efficiently into fabric samples. Fourth, we have installed new manufacturing equipment to produce fabric efficiently in smaller lot sizes.


Finally, we are working with our customers to make the supply chain more efficient--from fabric selection by retailers to shipment of finished garments. With nearly two thirds of our sportswear fabric shipments going to Mexico and the Caribbean Basin as compared with about half of our shipments two years ago, we believe our customers are gaining efficiencies compared with sourcing from Far Eastern suppliers.



Cost control has been a prime concern during the recent period of excess

Sportswear

Consumer demand for sportswear fabrics is increasing and Cone is among the beneficiaries of this encouraging trend.

inventories. How has Cone Sportswear responded? Our customers were very cautious about their fabric purchases following the sluggish 1995 retail holiday season. In 1996, as product in the pipeline made its way through the distribution channels, we focused on strict cost controls, inventory control and reconfiguration of our finishing facilities to lower overall company costs.

We reduced costs over $1 million in 1996 and expect to achieve greater reductions this year. Early in 1997 we sold our synthetics business and made the difficult decision to close our Granite facility. The shift in production to Cone's Carlisle plant is expected to generate savings beginning in the latter part of 1997, with the full effect felt in 1998.

Is the market for sportswear fabric improving and will Cone benefit in 1997? We believe the outlook is good for improvements in 1997. Several of our catalog customers, recalling a difficult late 1995 in which they were overstocked, underestimated consumer demand and ran out of our product during the 1996 holiday selling season. This year, industry demand is stronger and we are encouraged that our fabrics are being selected to meet this demand. Operating rates at our sportswear facilities were below break-even levels last year. This year we expect to operate at higher levels as a result of increased volume based on recent strengthening of demand and the shift in production from Granite to Carlisle.

Home Furnishings

Cone is gaining from its investment in new weaving and design technology as well as from cost saving measures.

How has new jacquard technology, which allows for a broader selection of home fabrics, affected Cone Decorative Fabrics? What will it mean for printed decorative fabrics? Jacquards are an important category for both furniture and top-of-the-bed covers. We entered this market to broaden our product offerings in home furnishings. Printed jacquard fabrics have distinct color and texture appeal, and their price points have dropped to levels that are now accessible to a broader consumer mix. Cone's new jacquard facility is working closely with Cone Decorative Fabrics' well-developed marketing and distribution channels to create and deliver these products. Printed decorative fabrics remain important, but demand is driven by their fashion appeal, which has been weak for the last two years.

Decorative prints have been disappointing for the past few years, contributing to an underutilization of capacity. What is Cone doing to bolster sales? Prints fell out of fashion favor during this period, and Cone's attempts to move its John Wolf product line upscale were hampered by poor execution and unsatisfactory earnings. A new management group is now repositioning the line to focus on core products that target the middle market and take advantage of synergies with other Cone divisions. As we explore the yarn-dyed and piece-dyed segments of the industry, we have also expanded our line to give us access to other parts of the print market, including outdoor furniture, recreational vehicles and greater penetration of the hotel and hospital markets.


Cone Finishing's increasingly versatile Carlisle and Raytex plants are well positioned to support Cone's entry into new markets and improve our standing in existing ones. Carlisle has a 16-color print capability and, with the shift from Granite to Carlisle, increased capability for plain shade dyeing. Its pad batch reactive dyeing capacity allows customers runs of less than 1,000 yards, and Carlisle has also added sanding equipment to meet increased demand for camouflage fabrics. Raytex has a new preparation range, giving us access to cotton bedding and niche wide-print markets, and 24-color print capability combined with in-house engraving provide even greater flexibility to our customers.


Information   technologies  are  being  used  extensively  to  link
production to changes in consumer preferences. How is Cone involved? Cone Decorative Fabrics is increasingly using information technology to track and analyze sales, market trends and product turns. This helps control inventory, maximize sales and reduce markdowns and closeouts. Electronic Data Interchange
(EDI) and computer-aided design and manufacturing (CAD/CAM) allow for quicker style evaluation and modification and streamlined manufacturing processes. Cone has embraced both technologies for some time but is now expanding their use to do such things as prepare for trade shows where major orders for decorative print and jacquard fabrics are placed. We also use these technologies extensively in our Carlisle and Raytex plants to shorten the time frame for product development for customers. Cone Jacquards' looms use electronic files to store fabric patterns, eliminating the need to store paper patterns.


What are Cone's strategic advantages and core competencies in jacquards? What are the long-term plans for this business? We believe that design and distribution synergies between our printed fabrics businesses and our jacquards business give us an advantage. In addition, Cone's state-of-the-art equipment, which is capable of weaving jacquards at widths of 108 to 126 inches, provides flexibility and efficiencies to meet customer needs. We are now installing four new rapier looms, bringing our total to 24. We are also evaluating a plant expansion to accommodate additional wide air jet looms. We already have a distinct niche in the jacquard market, and we could significantly increase our production capacity in the next three to five years.


Why is finishing activity from the Granite facility being transferred to Carlisle? What benefits do you expect? The difficult decision to close the older Granite plant will ultimately result in better use of capacity, greater flexibility and enhanced company finishing capabilities. Carlisle's capacity utilization rates will improve as a result of this transition. With the movement of equipment and other transition steps scheduled for completion by the third quarter of 1997, we expect cost savings to begin in late 1997.

Management's Discussion and Analysis
of Results of Operations and Financial Condition




Overview

The operating results and financial condition of Cone have been influenced by a number of external factors and Company initiatives. The principal influences have been the general business cycle, domestic cotton costs, changes in consumer fashion preferences for printed fabrics and strategic changes in the Company's business and capital structure.

In 1993 through mid-1995, Cone benefited from favorable general economic conditions. Apparel fabric markets were characterized by increasing prices and volume in denim and sportswear fabrics markets. In decorative fabrics markets, following several years of strong demand, consumer preferences began to shift in 1994 from prints. In mid-1995, U.S. retail apparel and home furnishings markets weakened which caused a decline in orders for both Cone's specialty sportswear and decorative print fabrics as retailers adjusted their inventories. In addition to the continuation of these weak market conditions in 1996, denim demand softened as excess inventories of garments in market channels of distribution were being liquidated. Management believes that one of the most significant factors affecting operating margins is the price of cotton, the Company's principal raw material. World cotton prices began to rise in late 1993 and throughout 1994 and 1995, primarily as a result of cotton crop declines in Pakistan, India and China in 1993 and 1994, and the United States in 1995. Weather, disease and insects accounted for the declines. Consequently, mill-delivered cotton prices per pound for the industry rose from the lower $.60s in 1993 to the upper $.70s in 1994, into the $.90s during 1995. Prices for 1996 were in the mid $.70s to lower $.80s.


The Company has purchased cotton from suppliers at fixed prices for delivery throughout 1997 and expects 1997 average cotton costs to be slightly lower than 1996 levels. The Company primarily uses forward purchase contracts and, to a lesser extent, futures and options contracts. The price of cotton will continue to unfavorably impact profit margins in 1997 as compared with 1993 and 1994 results. While the Company was unable to increase prices in its major product lines during 1994 and early 1995, price increases in the range of 6%-8% were effected during the second half of 1995. With excess inventories in the denim pipeline, significant price increases were not effected in 1996 and the Company is experiencing price pressures in 1997.

Strategic Initiatives

Cone's business strategy is to focus on products and services that generate attractive margins and in which it believes it is an industry leader. The Company seeks growth of its core denim, specialty sportswear and decorative fabric businesses through expansion into new geographic areas and markets, product development and investment in value-added technology such as CAD/CAM. For example, in 1993, the Company positioned itself to supply North American markets more efficiently and effectively through the purchase of an equity ownership interest in Compania Industrial de Parras, S.A. de C.V. ("CIPSA") and the formation of a joint venture with CIPSA to construct and operate a world-class denim plant in Mexico. The joint venture partners invested approximately $60 million in equity in the venture, with each partner providing one-half of the investment. The joint venture plant began production in the fourth quarter of 1995.

In 1994, the Company further implemented its business strategy by acquiring substantially all of the assets of Golding Industries, Inc., consisting primarily of the Raytex division, for a purchase price of $57.6 million in cash and the assumption of $6.0 million in liabilities. Raytex is a leading commission printer of wide fabrics used primarily in home furnishings products and uses technologies similar to Cone's Carlisle facility, which also prints and finishes decorative fabrics.

In 1995, a new jacquard fabric plant was constructed at a cost of $14.6 million and began operation late in the year. Consistent with the strategy to focus on its core


Denim Jeans Sales -- Units
(units in thousands)

(Denim Jeans Sales chart appears here. Plot points are below.)



               96        95        94        93         92       91
Men         251,198    232,328  215,079   210,781   200,863  190,232
Women       168,243    158,539  153,110   140,177   123,061  115,643
Children    109,175    103,847   98,250    92,729    82,291   78,745

Total       528,616    494,714  466,439   443,687   406,215  384,620
strengths, in the first quarter of 1996, the Company completed the sale of its Olympic Products Division to British Vita PLC. Proceeds were realized in excess of $50 million associated with the sale of fixed assets, inventories and the liquidation of receivables. As a result of this sale, the Company had a pre-tax gain of $4.3 million.


During 1996 the Company initiated additional steps to concentrate on core businesses and facilities. This restructuring program includes the divestiture of operations that management believes are inconsistent with the strategic objectives of the Company and the rational-ization of manufacturing facilities to improve cost effectiveness. This program included the sale of Greeff Fabrics, part of the Cone Decorative Fabrics group; the sale of the synthetic fabric business, a part of the Cone Sportswear division; the expected sale of the assets of Cornwallis Development Co., Cone's real estate subsidiary; and the planned closing of the Granite Finishing Plant and consolidation of the finishing operations with its Carlisle facility.

These actions resulted in combined fourth quarter 1996 pre-tax charges of $9.7 million arising primarily from the losses on disposal of these assets. The total restructuring charge for 1996, including the gain on the sale of Olympic, was $5.2 million. The Company expects to receive proceeds of approximately $24 million on the sale of Greeff, real estate and the synthetic fabric business.


Operating units whose activities will not continue as part of the Company in 1997 had sales of $34.1 million, $137.4 million and $137.8 million for 1996, 1995 and 1994, respectively. Net operating results of these businesses, excluding restructuring charges, were losses of $2.3 million and $0.8 million in 1996 and 1995, respectively, and income of $2.2 million in 1994. See Note 21 of Notes to Consolidated Financial Statements.

The consolidation of finishing production is scheduled to occur during 1997 and is expected to allow the Company to utilize finishing capacity more efficiently. Expenses related to the phaseout of the Granite operation, relocation and start-up of equipment at its Carlisle facility should be offset, at least in part, by improved facility utilization and the lower cost structure at its Carlisle facility.


As part of its strategy to maintain modern manufacturing facilities through reinvestment, the Company made significant capital expenditures of $135.4 million from 1994 through 1996, including the $14.6 million spent in 1995 for the jacquard plant. The Company plans to spend approximately $44 million in 1997. In addition, the Company has priorities for the use of cash flow and debt capacity. Cone's first priority is reinvestment in existing manufacturing facilities. The second priority is investment in international denim manufacturing and marketing opportunities. Another priority is acquisitions in related core product lines. The Company from time to time reviews and will continue to review acquisitions and other investment opportunities (some of which may be material to the Company) that permit Cone to add value through its manufacturing and marketing expertise. However, the Company currently has no agreement, arrangement or understanding to make any such acquisition or investment.


On February 17, 1994, the Board of Directors of the Company authorized the repurchase, from time to time, of up to 2.5 million shares of the Company's outstanding common stock in market transactions. As of March 14, 1997, 1.7 million shares had been repurchased in open market transactions, 1.1 million of which were purchased during 1996. Future repurchase decisions will be based on the Company's expected capital structure, alternative investment opportunities, and the market price of the common stock.



Segment Information

Cone operates in two principal business segments, apparel fabrics and home furnishings products. The following table sets forth for years 1996, 1995 and 1994 certain net sales and operating income (loss) information regarding these segments as well as net sales of the principal product groups.



 Net Sales (dollars in millions)           1996                 1995             1994

Apparel
         Denim                     $  498.7     66.9%  $  552.0    60.6%  $  423.5    52.5%
         Specialty Sportswear(1)      129.4     17.3      148.1    16.3      177.0    22.0
          Total                       628.1     84.2      700.1    76.9      600.5    74.5
Home Furnishings
         Fabrics(1)                    95.7     12.9       98.4    10.8       93.7    11.6
         Foam Products(1)               4.7      0.6       94.7    10.4       93.9    11.6
          Real Estate and other(1)     17.4      2.3       17.0     1.9       18.1     2.3
          Total                       117.8     15.8      210.1    23.1      205.7    25.5
         Total net sales           $  745.9    100.0%  $  910.2   100.0%  $  806.2   100.0%
Operating Income (Loss)(2)
Apparel                            $   31.0      4.9%  $   39.9      5.7  $   47.5     7.9%
Home Furnishings(3)                    (8.5)    (7.2)       (.6)    (.3)      19.0     9.2
Restructuring                          (5.2)      --         --      --         --      --

(1) Specialty Sportswear includes synthetic fabrics which was sold in January 1997; Fabrics includes Greeff, which was sold in December 1996; Foam Products represents Olympic, which was sold in January 1996; and in February 1997, the Company entered into a contract for the sale of substantially all of the assets of its real estate operations. See "Strategic Initiatives" above and Note 21 of Notes to Consolidated Financial Statements for a description of the sales and operating results of these businesses.

(2) Operating income (loss) excludes general corporate expenses. Percentages reflect operating income (loss) as a percentage of segment net sales.

(3) Operating income (loss) includes a loss of $1.0 million in 1995 and income of $1.6 million in 1994 from Olympic.

Management's Discussion and Analysis of Results of Operations and
Financial Condition

Results of Operations

Fiscal Year Ended  December 29, 1996,  Compared with
Fiscal Year Ended  December 31, 1995.

The Company experienced good demand for value-added denim apparel fabrics and weak markets for specialty sportswear and home furnishings fabrics in the first half of 1996. However, in the second half of 1996, the Company began to experience weaker demand in selective value-added denim product lines resulting from inventory adjustments in the softgoods pipeline.

For 1996, net sales were $745.9 million. Sales for 1995 were $910.2 including the sales of the Olympic Products Division, which was sold in early 1996. Excluding the sales of Olympic, 1996 sales were $741.2 million, down 9.1% from year-ago sales of $815.5 million. Export sales were $190.6 million, 26% of total sales, up 5.7% from 1995 amounts, which represented 20% of sales.


Cone Mills had a net loss for 1996 of $2.2 million or $.19 per share after preferred dividends, as compared with a net loss of $3.3 million or $.22 per share for the previous year. Before losses of unconsolidated affiliates, the Company earned $0.2 million in 1996, which included net pre-tax charges of $5.2 million associated with restructuring and disposal of non-core businesses. For the prior year, the Company had earnings of $13.6 million before losses of unconsolidated affiliates related primarily from Mexican peso devaluations.


Gross profit for 1996 (net sales less cost of sales and depreciation) was 14.0% of sales, as compared with 13.7% for the previous year. The increase was primarily the result of the elimination of Olympic operations which had low gross profits.


Apparel Fabrics: Apparel fabric segment sales for 1996 were $628.1 million, down 10.3% compared with sales of $700.1 million for 1995. Denim sales for 1996 were down 9.6% from 1995, the result of lower volume. In addition, the Company experienced 12.7% lower specialty sportswear sales. Operating margins in 1996 for the apparel segment were 4.9% of sales as compared with 5.7% in 1995. Cotton costs increased marginally from 1995 amounts but were offset by fabric price increases. In 1996, apparel segment margins were negatively impacted by operating both denim and specialty sportswear manufacturing facilities at less than capacity. Export sales, primarily denims, were up 6.5% compared with the previous year amounts.


Home Furnishings: Excluding Olympic, home furnishings segment sales were $113.1 million for 1996, down 2.0% from 1995. Sales of Cone Jacquards, which started operation in late 1995, partially offset lower sales in both the Cone Finishing and Cone Decorative Fabrics Divisions. The home furnishings segment, excluding Olympic, had an operating loss of $8.5 million compared with income of $0.3 million for the 1995 period. The loss was primarily the result of lower sales volume and operating at levels substantially less than capacity.


Selling and administrative expenses declined from $89.6 million in 1995 to $86.4 million in 1996. However, selling and administrative expenses rose to 11.6% of sales in 1996 as compared with 9.8% for the previous year as a result of businesses operating at substantially less than capacity.

Interest expense for 1996 was up $0.4 million as compared with the 1995 period. Income taxes in 1995 were $7.3 million whereas the Company had an income tax benefit of $2.3 million in 1996. See Note 12 of Notes to Consolidated Financial Statements.

The Company expects continued weak denim sales, associated with industry inventory corrections, to persist through at least the first half of 1997 and margins will continue to be depressed by lower sales and higher unit costs resulting from operating facilities at less than capacity. Decorative print and finishing operations are also expected to experience continued weak sales associated with fashion preferences away from printed products. While there has been some strengthening in specialty sportswear fabrics markets, the improvements will not offset the weaknesses in denim and printed fabrics. In the longer term, the Company expects to see improvements in denim results after the industry inventory correction is completed and expects an improvement in finishing operation results as the Granite plant is closed and additional business is shifted to its Carlisle facility.

Fiscal Year Ended  December 31, 1995  Compared with
Fiscal Year Ended January 1, 1995

Net sales for 1995 were $910.2 million dollars, up 12.9% from 1994 sales of $806.2 million. This increase resulted from strong denim and export sales and the added sales resulting from the Raytex acquisition, partially offset by weak specialty sportswear and decorative print fabric sales in the second half of the year. Export sales were $180.3 million, or 20% of sales, as compared with 18% for 1994.

The Company had a net loss for 1995 of $3.3 million, or $.22 per share after preferred dividends, which included after-tax losses of $16.9 million arising from losses primarily associated with peso devaluations and the write-down of Cone's investment in CIPSA to current net realizable value. Without these losses from unconsolidated affiliates, Cone Mills had income of $13.6 million or $.39 per share. This earnings decline from the previous year resulted from deteriorating sportswear and home furnishings markets and from higher cotton costs unrecovered in pricing in the first half of the year. For comparison, net income in 1994 was $35.0 million, or $1.16 per share.

Gross profit for 1995 (net sales less cost of sales and depreciation) as a percentage of sales was 13.7%, down from 17.4% for the previous year. The decrease was primarily the result of higher cotton costs not recovered in prices in the first half of 1995 and the poor market conditions for specialty sportswear and printed decorative fabrics.

Apparel Fabrics: Apparel fabric segment sales for 1995 were $700.1 million, up 16.6% from 1994 levels. Denim sales were up 30.3% as the Company benefited from both higher volume and prices. However, specialty sportswear sales were down 16.3% from 1994 amounts, the result of overall weak retail apparel markets and corresponding excess inventory in the softgoods pipeline. Operating margins for 1995 for the apparel segment were 5.7% as compared with 7.9% in 1994. Denim margins as a percentage of sales were lower, the result of higher cotton costs unrecovered in first-half 1995 pricing. Specialty sportswear fabrics experienced an operating loss arising from deteriorating sales and the impact of operating sportswear fabric and print facilities at less than capacity. Average prices adjusted for product mix were up approximately 4% compared with 1994. Apparel segment export sales, primarily denims, were up 29.3% as compared with previous year amounts.


Home Furnishings: Home furnishings segment sales for 1995 were $210.1 million, up 2.1% from 1994 amounts. Sales additions from the acquisition of Raytex were essentially offset by lower sales at Carlisle and John Wolf. Decorative print markets deteriorated during 1995, the result of overall weak furniture markets and customer fashion preferences for fabrics other than prints. The home furnishings segment had an operating loss of $0.6 million compared with income of $19.0 million for the 1994 period. The operating loss was primarily the result of lower sales volume and under-absorbed overhead in decorative print facilities.


Total Company selling and administrative expenses were 9.8% of sales, a slight increase from 9.7% for 1994. Net interest expense increased to $14.5 million from $7.3 million, the result of increased borrowings to support the Company's expansion strategy in core businesses.

Before losses from unconsolidated affiliates, income taxes as a percentage of taxable income were 34.9% in 1995 compared with 35.7% in 1994. Both periods reflect tax benefits resulting from operation of the Company's foreign sales corporation.

Liquidity & Capital Resources

The Company's principal long-term capital components consist of $64.3 million outstanding under a Note Agreement with The Prudential Insurance Company of America (the "Term Loan"), its 8 1/8% Debentures issued on March 15, 1995 and due on March 15, 2005 (the "Debentures"), and stockholders' equity. Primary sources of liquidity are internally generated funds, an $80 million Credit Agreement with a group of banks with Morgan Guaranty Trust Company of New York ("Morgan Guaranty") as Agent Bank (the "Revolving Credit Facility"), and a $50 million Receivables Purchase Agreement (the "Receivables Purchase Agreement") with Delaware Funding Corporation, an affiliate of Morgan Guaranty. On December 29, 1996, the Company had funds available of $88 million under its Revolving Credit Facility and Receivables Purchase Agreement.


During 1996, the Company generated net cash from operating activities of $27.5 million as compared with $32.1 million in 1995. Uses of cash in 1996 included $36.2 million for capital expenditures, $2.9 million for the preferred stock dividend and $8.8 million for the repurchase of 1.1 million shares of common stock. In addition, the Company repaid $28.7 million from financing activities including debt and short-term obligations. During the first quarter of 1996, the Company sold Olympic which provided in excess of $50 million of cash proceeds including the collection of accounts receivable.

The Company believes that the proceeds from the sale of various operating units as discussed in "Strategic Initiatives", together with Cone's internally generated operating funds and funds available under its credit facilities, will be sufficient to meet its working capital, capital spending, potential stock repurchases, and financing needs for the foreseeable future. The Company's Revolving Credit Facility and Receivables Purchase Agreement mature in 1997. Based upon discussions with financial institutions, management believes the Company can enter into successor facilities that will provide adequate liquidity with terms and conditions acceptable to the Company.

On December 29, 1996, the Company's long-term capital structure consisted of $150.0 million of long-term debt and $210.3 million of stockholders' equity. For comparison, on December 31, 1995, the Company had

Management's Discussion and Analysis of Results of Operations and Financial Condition

$161.8 million of long-term debt and $222.1 million of stockholders' equity. Long-term debt (including current maturities of long-term debt) as a percentage of long-term debt and stockholders' equity was 43% on December 29, 1996 and 44% on December 31, 1995.

Accounts receivables on December 29, 1996, were $49.1 million, down from $61.0 million at December 31, 1995. At the end of 1996, the Company had sold $42 million of accounts receivable, an increase of $2 million from the amount sold at December 31, 1995. The decrease in accounts receivable was primarily due to lower sales levels, the collection of Olympic receivables and the additional amount sold under the Receivables Purchase Agreement. In addition, the Company will adopt SFAS 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" prospectively to transactions beginning in the first quarter of 1997. As discussed above, the Company is renegotiating the Receivables Purchase Agreement with the intent to continue present accounting treatment.


Inventories on December 29, 1996, were $139.5 million, down approximately $8.6 million from year-end 1995 levels when adjusted for the sale of Olympic inventories. The Company's additional finished goods inventories were the result of lower unit sales than planned.

Capital spending in 1996 was originally budgeted at $52 million with projects for new weaving machines, investments in information systems and the expansion of the jacquard weaving facility. For 1996 expenditures were $36.2 million. The Board of Directors approved a reduction in the 1996 capital budget reflecting the adoption of new weaving technology in the Company's multi-year relooming program that would allow the Company to achieve modernization results at lower levels of capital investment.

Capital spending in 1997 is expected to be $44 million. Projects include new weaving machines that replace 1970s vintage weaving machines, link ring spinning, and additional looms for the jacquard facility. Approximately
$4.8 million of the budgeted capital expenditures for 1997 had been committed on December 29, 1996.

Cone will redeploy capital from the reduction of the capital spending budget and from the expected sale of non-core businesses to support general corporate initiatives as discussed in "Strategic Initiatives."

Other potential uses of Cone capital include an agreement with CIPSA to purchase up to an additional 33% of the existing outstanding common stock of Parras
Cone for an amount of $20 million if CIPSA does not meet certain financial obligations.

Federal, state and local regulations relating to the workplace and the discharge of materials into the environment continue to change and, consequently, it is difficult to gauge the total future impact of such regulations on the Company. Existing government regulations are not expected to cause a material change on the Company's competitive position, operating results or planned capital expenditures. The Company has an active environmental committee which fosters protection of the environment and compliance with laws.

The Company is a party to various legal claims and actions. Management believes that none of these claims or actions, either individually or in the aggregate, will have a material adverse effect on the financial condition of the Company.


"Safe Harbor" Statement under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Except for the historical information presented, the matters disclosed in the foregoing discussion and analysis and other parts of this report include forward-looking statements. These statements represent the Company's current judgement on the future and are subject to risks and uncertainties that could cause actual results to differ materially. Such factors include, without limitation: (i) the demand for textile products, including the Company's products, will vary with the U.S. and world business cycles, imbalances between consumer demand and inventories of retailers and manufacturers and changes in fashion trends, (ii) the highly competitive nature of the textile industry and the possible effects of reduced import protection and free-trade initiatives, (iii) the unpredictability of the cost and availability of cotton, the Company's principal raw material, and
(iv) the Company's relationship with Levi Strauss as its major customer. For a further description of these risks see "Overview" above and the Company's 1996 Form 10-K, "Item 1. Business -Competition, -Raw Materials and -Customers." Other risks and uncertainties may be described from time to time in the Company's other reports and filings with the Securities and Exchange Commission.

Financial Review

Consolidated Statements
of Operations                       18

Consolidated Balance Sheets         19

Consolidated Statements
of Stockholders' Equity             20

Consolidated Statements
of Cash Flows                       21

Notes to Consolidated
Financial Statements                22

Statement of Responsibility
for Financial Statements            37

Independent Auditor's Report        37

Historical Financial Review         38

Consolidated Statements of Operations


(amounts in thousands, except per share data)

Years Ended December 29, 1996, December 31, 1995 and January 1, 1995     1996      1995     1994

Net Sales (Note 17)                                                  $ 745,939 $ 910,217  $806,167
Operating Costs and Expenses:
         Cost of sales                                                 614,657   756,975   642,472
         Selling and administrative                                     86,394    89,561    77,823
         Depreciation                                                   26,868    28,257    23,269
         Restructuring (Note 21)                                         5,197       --       --
                                                                       733,116   874,793   743,564
Income from Operations                                                  12,823    35,424    62,603
Other Income (Expense):
         Interest income                                                   586       563       614
         Interest expense                                              (15,483)  (15,081)   (7,924)
                                                                       (14,897)  (14,518)   (7,310)
Income (Loss) from Continuing Operations before
         Income Taxes (Benefit) and Equity in Earnings (Loss) of
         Unconsolidated Affiliates                                      (2,074)   20,906    55,293
Income Taxes (Benefit) (Note 12)                                        (2,311)    7,306    19,764
Income from Continuing Operations before Equity
         in Earnings (Loss) of Unconsolidated Affiliates                   237    13,600    35,529
Equity in Earnings (Loss) of Unconsolidated Affiliates
         (Net of income tax benefit of $2,992-1995) (Note 4)            (2,458)  (16,856)      223
Income (Loss) from Continuing Operations                                (2,221)   (3,256)   35,752
Gain on DisposalDiscontinued Operations-
         (Net of income tax of $276) (Note 18)                              --        --       439
Income (Loss) before Cumulative Effect of Accounting Change            (2,221)    (3,256)   36,191
Cumulative Effect of Accounting Change for Postemployment
         Benefits(Net of income tax benefit of $772) (Note 11)             --        --    (1,228)
Net Income (Loss) $                                                    (2,221)  $ (3,256)  $34,963
Income (Loss) Available to Common Shareholders (Note 16):
         Income (Loss) from Continuing Operations                     $(5,101)  $ (6,088) $ 33,064
         Income (Loss) before Cumulative Effect of Accounting Change  $(5,101)  $ (6,088) $ 33,503
         Cumulative Effect of Accounting Change                            --         --    (1,228)
         Net Income (Loss)                                            $(5,101)  $ (6,088) $ 32,275
Earnings (Loss) Per ShareFully Diluted (Note 16):
         Income (Loss) from Continuing Operations                     $  (.19)  $   (.22) $   1.19
         Income (Loss) before Cumulative Effect of Accounting Change  $  (.19)  $   (.22) $   1.20
         Cumulative Effect of Accounting Change                            --         --      (.04)
         Net Income (Loss)                                            $  (.19)  $   (.22) $   1.16
Weighted Average Common Shares and Common Share
         Equivalents OutstandingFully Diluted (Note 16)               27,179     27,380    27,834

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(amounts in thousands, except share and par value data)

December 29, 1996 and December 31, 1995                                        1996     1995
Assets
Current Assets:
         Cash                                                                $ 1,018   $ 336
         Accounts receivabletrade, less provision for doubtful
                  accounts $3,000; $3,200 (Notes 2 and 17)                    49,073   60,955
         Inventories (Note 3):
                  Greige and finished goods                                   94,635   84,822
                  Work in process                                             10,793   14,786
                  Raw materials                                                7,231   29,274
                  Supplies and other                                          26,874   33,492
                                                                             139,533  162,374
         Other current assets                                                 14,794   10,227
                           Total Current Assets                              204,418  233,892
Investments in Unconsolidated Affiliates (Note 4)                             34,144   37,680
Other Assets (Note 5)                                                         40,746   45,540
Property, Plant and Equipment:
         Land                                                                 17,880   19,615
         Buildings                                                            83,048   89,128
         Machinery and equipment                                             319,271  322,361
         Other                                                                34,143   34,292
                                                                             454,342  465,396
                  Less accumulated depreciation                              203,664  198,188
                           Property, Plant and EquipmentNet                  250,678  267,208
                                                                           $ 529,986 $584,320

Liabilities and Stockholders Equity
Current Liabilities:
         Notes payable (Note 6)                                            $   5,267 $  8,875
         Current maturities of long-term debt (Note 8)                        10,754   11,236
         Accounts payable-trade                                               27,113   40,023
         Sundry accounts payable and accrued expenses (Note 7)                52,770   64,800
         Deferred income taxes (Note 12)                                      23,667   25,938
                           Total Current Liabilities                         119,571  150,872
Long-Term Debt (Note 8)                                                      149,968  161,782
Deferred Items:
         Deferred income taxes (Note 12)                                      40,066   40,836
         Other deferred items                                                 10,130    8,705
                                                                              50,196   49,541
Stockholders Equity:
         Class A Preferred Stock-$100 par value; authorized 1,500,000 shares;
                  issued and outstanding 383,948 shares-Employee Stock
                  Ownership Plan (Note 13)                                    38,395   38,395
         Class B Preferred Stock-no par value; authorized 5,000,000
           shares (Note 13)                                                      --       --
         Common Stock-$.10 par value; authorized 42,700,000 shares;
                  issued and outstanding 26,301,233 shares; 1995, 27,380,409 shares
                  (Notes 13 and 14)                                            2,630    2,738
         Capital in excess of par                                             62,995   71,090
         Retained earnings                                                   114,706  119,825
         Currency translation adjustment                                      (8,475)  (9,923)
                           Total Stockholders' Equity                        210,251  222,125
                                                                           $ 529,986 $584,320

See Notes to Consolidated Financial Statements.
                                       19

Consolidated Statements of Stockholders Equity

(amounts in thousands, except share data)

Years Ended December 29, 1996, December 31, 1995 and January 1, 1995

                                             Class A Preferred Class A Preferred                    Capital in            Currency
                                                   Stock         Stock - Escrow       Common Stock    Excess  Retained  Translation
                                             Shares   Amount    Shares   Amount     Shares   Amount   of Par  Earnings   Adjustment
Balance, January 2, 1994                    465,077  $46,508   (81,125) $(8,113) 27,744,783  $2,774  $75,397  $93,468   $     --
Net income                                     --       --        --        --        --        --       --    34,963         --
Currency translation loss (net
         of income tax benefit of
         $1,002)                               --       --        --        --        --                --        --       (1,380)
Class A Preferred Stock-
         Employee Stock
         Ownership Plan:
         Cash dividends paid                   --       --        --        --        --        --       --   (2,660)         --
         Shares issued (7.0%
                  dividend on shares held
                  in Cone Mills
                  escrow account)             5,679      567    (5,679)    (567)      --        --        --     --           --
         Shares received from
                  Employee Stock
                  Ownership Plan
                  Trustee-Cone Mills
                  escrow account            (86,804)  (8,680)   86,804    8,680       --        --        --     --           --
         Shares redeemed                         (4)    --        --        --        --        --        --     --           --
Common Stock:
         Options exercised -                --          --        --        --     21,000       2         113    --           --
         Purchase of common
                  shares   -                --          --        --        --   (362,162)    (36)     (4,156)   --           --
Balance, January 1, 1995                    383,948  $38,395      --   $    --  27,403,621 $2,740    $ 71,354  $125,771  $ (1,380)
Net loss                                    --          --        --        --        --      --          --     (3,256)      --
Currency translation loss (net
         of income tax benefit of
         $3,630)                            --          --        --        --        --      --          --        --     (8,543)
Class A Preferred Stock-
         Employee Stock
         Ownership Plan:
         Cash dividends paid                --          --        --        --        --      --          --     (2,690)      --
Common Stock:
         Options exercised                  --          --        --        --       4,000     1          25         --       --
         Purchase of common shares          --          --        --        --     (27,212)   (3)       (289)        --       --
Balance, December
  31, 1995                                  383,948  $38,395      --   $    --   27,380,409  $2,738  $ 71,090   $119,825  $(9,923)
Net loss                                    --          --        --        --        --        --        --      (2,221)     --
Currency translation
         adjustment-Sale of stock
         of affiliate                       --          --        --        --        --        --        --         --     1,448
Class A Preferred Stock-
         Employee Stock
         Ownership Plan:
         Cash dividends paid                --          --        --        --        --        --        --      (2,898)      --
Common Stock:
         Options exercised                  --          --        --        --     61,800         6       515         --       --
         Shares issued                      --          --        --        --      6,000         1        47         --       --
         Purchase of common
                  shares                    --          --        --        --  (1,146,976)     (115)  (8,657)        --       --
Balance, December 29, 1996                  383,948  $38,395      --    $   --  26,301,233    $2,630  $62,995   $ 114,706  $(8,475)

See Notes to Consolidated Financial Statements.
                                       20

Consolidated Statements of Cash Flows

(amounts in thousands)

Years Ended December 29, 1996, December 31, 1995 and January 1, 1995                       1996     1995      1994

Cash Flows from Operating Activities:
         Net Income (Loss)                                                              $ (2,221)  $(3,256)  $34,963
         Adjustments to reconcile net income (loss) to net cash
                  provided by operating activities:
                  Depreciation                                                            26,868    28,257    23,269
                  Gain on divestitures                                                    (3,351)       --       --
                  (Gain) Loss on sale and writedown of property, plant and equipment, net    647    (1,794)   (2,519)
                  Amortization                                                             2,938     3,116       777
                  Equity in (earnings) loss-unconsolidated affiliates                      2,458    19,848      (223)
                  Dividend received-unconsolidated affiliate                                  --        --       541
                  Change in assets and liabilities, net of divestitures and acquisitions:
                           Decrease (increase) in trade receivables                       11,882    (4,075)   (9,577)
                           Decrease (increase) in inventories                              5,729   (10,920)    5,317
                           Decrease (increase) in other assets                            (4,258)  (12,968)   (2,989)
                           Increase (decrease) in accounts payable and accrued expenses  (11,594)   10,072     1,644
                           Increase (decrease) in deferred income taxes                   (3,041)    1,837       990
                           Increase (decrease) in other liabilities                        1,458     1,977     3,113
                  Net cash provided by operating activities                               27,515    32,094    55,306
Cash Flows from Investing Activities:
         Investments in unconsolidated affiliates                                            --    (30,316)   (9,572)
         Proceeds from sale of stock in unconsolidated affiliate                             805        --        --
         Proceeds from divestitures (a)                                                   44,045        --        --
         Proceeds from sale of property, plant and equipment                               4,402     5,924     2,903
         Acquisitions, net of cash acquired (b)                                              --     (2,038)  (57,647)
         Capital expenditures                                                            (36,221)  (61,662)  (37,494)
                  Net cash provided by (used in) investing activities                     13,031   (88,092) (101,810)
Cash Flows from Financing Activities:
         Net (payments) borrowings under line of credit agreements                        (3,608)   (1,825)    5,601
         Increase (decrease) in checks issued in excess of deposits                      (12,369)   14,727       --
         Principal paymentslong-term debt                                                (12,739)  (97,414)  (47,606)
         Proceeds from long-term debt borrowings                                             --     48,000    94,578
         Proceeds from debentures issued                                                     --     99,831        --
         Debt issuance costs                                                                 --       (915)       --
         Payment on interest hedge activity                                                  --     (4,272)       --
         Purchase of outstanding capital stock-Common                                     (8,771)     (292)   (2,869)
         Proceeds from issuance of capital stock-Common                                      521        26       115
         Dividends paid-Class A Preferred                                                 (2,898)   (2,690)   (2,660)
                  Net cash (used in) provided by financing activities                    (39,864)   55,176    47,159
                  Net increase (decrease) in cash                                            682      (822)      655
Cash at Beginning of Period                                                                  336     1,158       503
Cash at End of Period                                                                   $  1,018    $  336   $ 1,158
(a)      Divestitures:
         Inventories                                                                    $ 17,112
         Property, plant and equipment                                                    21,563
         Other                                                                             2,019
         Gain on sale                                                                      3,351
                  Proceeds from divestitures$                                             44,045
(b)      Acquisitions, net of cash acquired:
         Working capital, other than cash                                                           $(2,008)  $(1,377)
         Property, plant and equipment                                                                  (30)  (23,795)
         Cost in excess of net assets                                                                   --    (19,686)
         Other assets                                                                                   --    (14,400)
         Long-term debt assumed                                                                         --      1,611
                  Net cash used to acquire businesses                                               $(2,038) $(57,647)
Supplemental Disclosures of Additional Cash Flow Information:
Cash payments for:
         Interest, net of interest capitalized                                         $  15,860   $ 12,758  $  7,703
         Income taxes, net of refunds                                                  $   1,189   $  3,861  $ 17,938
Supplemental Schedule of Noncash Investing and Financing Activities:
         Receivable recorded from divestiture                                          $   1,879   $   --    $   --
         Stock dividend paid to ESOP trustee for Cone escrow account                   $      --   $   --    $    567
         Class A Preferred Stock issued                                                $      --   $   --    $    567
         Class A Preferred Stock received from ESOP trustee and closure of
                  escrow account                                                       $      --   $   --    $  8,680
         Purchase of outstanding capital stock-Common through incurrence of            $      --   $   --    $  1,323
           accounts payable

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation -The consolidated financial statements include all majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Fiscal Year - The Company's fiscal year ends on the Sunday nearest December 31. The years ended December 29, 1996, December 31, 1995 and January 1, 1995, contained 52 weeks.

Inventories -Inventories are stated at the lower of cost or market. The last-in, first-out (LIFO) method is used to value inventories of most domestically produced goods. The first-in, first-out (FIFO) or average cost methods are used to value all other inventories. Inventories priced at LIFO as of December 29, 1996 and December 31, 1995 were 73% and 68% of total inventories, respectively. If current replacement cost had been used for valuing financial statement inventories, that portion of the inventories based on the LIFO method would have been approximately $28 million higher at December 29, 1996, and $32 million higher at December 31, 1995. LIFO inventories valued for financial statement purposes exceed their income tax basis by approximately $83 million at December 29, 1996, and December 31, 1995.

Investments in Unconsolidated Affiliates -Investments in unconsolidated affiliated companies are accounted for by both the equity and cost methods, depending upon ownership levels. The Company's equity in earnings/losses and currency translation adjustments may be recorded on up to a one quarter delay basis.

Impairment of Assets - The Financial Accounting Standards Board has issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations or to be disposed of when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company adopted SFAS 121 in the first quarter of 1996. There was no cumulative effect on the Companys financial statements from the initial adoption of SFAS 121; however, the accounting principles of this statement were used in estimating the restructuring charges discussed in Note 21.

Other Assets - Other assets consist primarily of the excess of cost over net assets acquired and trade names, which are carried at cost less accumulated amortization. Costs are amortized using the straight-line method over the estimated useful lives of the related assets, not exceeding twenty years.

Property, Plant and Equipment - Property, plant and equipment is carried at cost. Depreciation is computed by the straight-line method for financial reporting purposes over the following estimated useful lives:

Buildings                  15-39 Years
Machinery and Equipment    10-20 Years
Other                       3-20 Years

Capital Stock Redeemed - Redemption of capital stock is accounted for by the par value method. Excess of redemption price over par value for Class A Preferred Stock is charged to retained earnings. Excess of purchase price over par value for common stock is charged to capital in excess of par applicable to common shares and to retained earnings thereafter.

Deferred Income Taxes - Deferred income taxes are provided on the difference between the financial reporting and the income tax basis of assets and liabilities, principally inventories, and property, plant and equipment. Balance sheet classification of these deferred income taxes is based upon the classification of the related assets or liabilities that created the temporary differences and does not necessarily reflect the expected timing of the reversals.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Sale of Accounts Receivables

The Company has an agreement with a subsidiary of a major financial institution which allows the sale without recourse of up to $50 million undivided interest in eligible trade receivables. This agreement has been extended to June 1997. The Company acts as an agent for the purchaser by performing record keeping and collection functions of receivables sold. The cost of receivables sold by the Company is the commercial paper rate plus 35 basis points calculated for the period of time from the sale of a receivable until its payment date. The resulting cost on the sale of receivables is included in cost of sales. Accounts receivable is shown net of $42 million sold at December 29, 1996, and net of $40 million sold at December 31, 1995, under this agreement. As a result of the sale of interest in these receivables, cash flows provided by operating activities include an increase of $2 million for 1996, a decrease of $10 million for 1995, and an increase of $15 million for 1994.

The Financial Accounting Standards Board has issued SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", which requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered in accordance with the criteria provided in the Statement. The Company will apply the new rules prospectively to transactions beginning in the first quarter of 1997 and is currently negotiating a new agreement with the intent to continue present accounting treatment.


Note 3. Inventory Liquidations

During 1996, 1995 and 1994, certain inventory quantities were reduced, resulting in a liquidation of LIFO inventory layers carried at the lower costs prevailing in prior years. The effect of these liquidations increased net earnings or decreased net losses by $1.4 million in 1996, $0.5 million in 1995 and $0.2 million in 1994.

Note 4. Investments in Unconsolidated Affiliates

On June 25, 1993, the Company purchased a 20% ownership in Compania Industrial de Parras S.A., ("CIPSA"), a denim manufacturer in Mexico. Cost of the initial investment was approximately $24 million. In October 1995 and December 1994, CIPSA elected to increase capital through the sale of additional shares of capital stock, and the Company retained its 20% ownership level by additional investments of $5.7 million and $6.7 million, respectively. Through 1995 the Company accounted for this investment by the equity method. The summarized unaudited financial information of CIPSA (100% basis), as adjusted for purchase accounting, is set forth below:

Financial Information

                                  Year Ended        Year Ended
(amounts in thousands)          Sept. 30, 1995   Sept. 30, 1994
Income statement data
         Net sales                  $132,565         $90,648
         Gross profit                  1,583 1        17,025
         Net income (loss)           (57,138)1         1,114
         Company's equity in
                  net income (loss)  (11,429)2           223

Balance sheet data
         Current assets             $76,619
         Noncurrent assets           89,645
         Current liabilities        109,451
         Noncurrent liabilities      34,019
         Net assets                  22,794
         Company's equity in net
           assets                     4,558
1 Includes write-off of acquisition goodwill of $17,857.
2 Includes write-off of acquisition goodwill of $3,571.


In December 1994, the Mexican government devalued the peso and allowed it to freely trade against the U.S. dollar resulting in a substantial decline in value of the peso versus the U.S. dollar. The peso continued to devalue versus the U.S. dollar in 1995 sending the Mexican economy into a severe recession. On September 30, 1995, the peso was trading at 6.38 pesos per U.S. dollar versus an exchange rate of approximately 3.45 prior to the devaluation. Due to the peso devaluation CIPSA recognized large foreign currency transaction losses related to debt denominated in U.S. dollars. In the fourth quarter of 1995 the peso continued to devalue and was trading at 7.69 pesos per U.S. dollar on December 31, 1995. Due to the continued devaluation of the peso and the deepening of the recession in the Mexican economy, the Company accelerated the amortization of goodwill associated with its initial investment in CIPSA increasing its 1995 loss by $3.6 million. In 1995, based upon the above factors and the share price for the fourth quarter 1995 capital increase, the Company recognized an additional $7.3 million charge, reduced by a tax benefit of $3.0 million, to adjust its investment in CIPSA to expected net realizable value. Pursuant to a December 22, 1995 agreement the Company sold 1.5 million shares of CIPSA (approximately 10% of its holdings) for $0.8 million in January 1996. Based upon the reduction in its ownership to 18% and certain other factors, the Company began accounting for its investment in CIPSA by the cost method during the first quarter of 1996.

Notes to Consolidated Financial Statements

The Company and CIPSA formed a joint venture company, Parras Cone de Mexico, S.A.("Parras Cone"), to build and operate a world-class denim manufacturing facility in Parras, Mexico. The partners invested a total of approximately $60 million, with each partner providing 50% of this investment. Parras Cone signed two credit agreements with a Mexican bank for approximately $74 million of debt financing and also has a $10 million line of credit to finance normal working capital requirements. This debt is not guaranteed by Cone Mills Corporation or CIPSA. Construction on the facility was completed in 1995 and Parras Cone began production of denim and yarn in the fourth quarter of 1995. Included in the current year statement of operations is a loss of $2.5 million representing Cone's portion of Parras Cones loss for 1996 and fourth quarter 1995. As is customary for start-up foreign operations, the equity in earnings/losses of Parras Cone was previously recorded on a one quarter delay based on the availability of information. As Parras Cone became fully-operational in 1996, the Company elected to report the equity in earnings/losses as of the same period as the Companys reporting period, beginning in the fourth quarter of 1996. This change increased the loss reported in 1996 by $0.8 million.

Note 5. Other Assets

Other assets consist of the following:
(amounts in thousands)                               1996     1995
Excess of cost over net assets acquired            $19,693  $19,871
Trade names                                         14,332   14,317
Other intangible assets                              5,299    8,010
                                                    39,324   42,198
Less accumulated amortization                       (4,945)  (3,052)
Net intangible assets                               34,379   39,146
Other assets                                         6,367    6,394
Total other assets                                 $40,746  $45,540

Note 6. Notes Payable

The Company's real estate subsidiary had unsecured notes payable outstanding of $5.3 million at December 29, 1996 and $8.9 million at December 31, 1995. These funds were borrowed pursuant to a $15 million bank credit agreement with interest rates, at the borrowers option, of LIBOR plus 2% or the prime rate.
The availability of funds under this credit agreement is based upon capital invested in real estate inventory. Weighted average interest rates applicable to outstanding notes payable were 7.510% and 7.875% at December 29, 1996, and at December 31, 1995, respectively.


Note 7. Sundry Accounts Payable and Accrued Expenses

Sundry accounts payable and accrued expenses consist of the following:

(amounts in thousands)                                 1996     1995
Accrued salaries, wages and commissions               $14,435  $13,946
Checks issued in excess of deposits                    13,168   25,538
Other                                                  25,167   25,316
                                                      $52,770  $64,800

Note 8. Long-Term Debt

Long-term debt consists of the following:

(amounts in thousands)                         December 29, 1996
                                                     Current
                                            Total    Maturity    Long-Term
8% Senior Note                            $ 64,286   $10,714      $53,572
Revolving Credit
         Agreement                             --       --            --
8 1/8% Debentures                           96,353      --         96,353
Other                                           83        40           43
                                          $160,722   $10,754     $149,968

(amounts in thousands)                        December 31, 1995
                                                    Current
                                           Total    Maturity    Long-Term
8% Senior Note                           $ 75,000   $10,714     $ 64,286
Revolving Credit
         Agreement                            --       --           --
8 1/8% Debentures                          95,910      --         95,910
Capital Lease Obligation                    1,455       366        1,119
Industrial Revenue Bonds                      533       149          384
Other                                         120        37           83
                                         $173,018   $11,236     $161,782

The Senior Note is a ten year $75 million 8% Promissory Note, dated August 13, 1992. Annual principal payments of $10.7 million began August 1996 with the remaining principal amount due August 2002.


The Revolving Credit Agreement, dated August 13, 1992, and extended by amendment to August 1997, provides for borrowings up to $80 million.
Borrowings under this Agreement may be at floating rates, determined by either the prime rate, CD rate, or LIBOR, at the Companys option, plus a margin determined by the Companys capital structure or through a competitive bid. The Company had no borrowings under this Agreement at December
29, 1996, or December 31, 1995. The total Revolving Credit Facility of $80 million remains available for future working capital requirements and represents unused funding capacity at December 29, 1996. These financing agreements contain certain covenants regarding the operations and financial condition of the Company. The Company was in compliance with all loan covenants on December 29, 1996.

On March 15, 1995, the Company completed the sale of $100 million 8 1/8% Debentures through an underwritten public offering. The unsecured debentures are due March 15, 2005, and are not redeemable prior to maturity. Interest is payable semiannually each March 15 and September 15. In early 1995, considering the uncertainty in the bond market, the Company entered into an interest rate hedge contract to fix the interest rate on the debentures. The contract was terminated in conjunction with the pricing of the debentures at a cost of $4.3 million. Amortization of the loss on the interest rate hedge and original issue discount, both over a ten-year life, will result in an 8.57% effective rate for the issue.

During 1996 the Company satisfied its capital lease and industrial revenue bond obligations.


Annual maturities of long-term debt for each of the next five fiscal years are:

(amounts in thousands)
1997     $10,754
1998      10,757
1999      10,714
2000      10,714
2001      10,714

Note 9. Retirement Plans

The Company maintains noncontributory defined benefit pension plans covering substantially all employees. The plan covering salaried employees provides pension benefits based on years of service and average compensation for the highest five consecutive years during the last ten years of service. Plans covering hourly employees and long distance drivers provide benefits based on compensation for each year of service. The Companys funding policy is to make annual contributions of amounts that are deductible for income tax purposes. Assets of the pension plans at the end of 1996 were approximately seventy-five percent invested in fixed income securities consisting of bond funds and short-term money market or cash equivalent funds, while the remaining twenty-five percent were invested in an equity fund.

Net periodic pension costs for 1996, 1995 and 1994 included the following components:

(amounts in thousands)               1996       1995     1994
Service cost, benefits
         earned during period       $3,652     $2,748   $2,144
Interest cost on projected
         benefit obligation          3,363      2,552    1,752
Actual loss (return)
         on assets                  (1,963)    (2,174)      93
Net amortization
         and deferral                1,518      2,031      111
Pension Expense                     $6,570     $5,157   $4,100

Notes to Consolidated Financial Statements

Assumptions used in determining the periodic pension cost of the pension plans are as follows:

                                                     1996     1995     1994
Discount rate                                        7.0%     8.0%     7.5%
Average rate of increase in compensation levels      5.0      5.0      4.0
Expected long-term rate of return on assets          9.0      9.0      8.5

The following table sets forth the pension plans' funded status and amounts recognized in the Companys consolidated balance sheets at December 29, 1996 and December 31, 1995:

(amounts in thousands)                                                                    1996                          1995
                                                                                   Assets    Accumulated       Assets   Accumulated
                                                                                   Exceed     Benefits        Exceed      Benefits
                                                                                 Accumulated   Exceed       Accumulated   Exceed
                                                                                  Benefits     Assets         Benefits     Assets
Actuarial present value of accumulated benefit obligation-vested portion         $28,506      $ 4,506        $ 24,190     $ 4,271
Actuarial present value of accumulated benefit obligation-nonvested portion        2,748          143           2,466          62
Accumulated benefit obligation-total                                              31,254        4,649          26,656       4,333
Additional amounts related to projected compensation levels                       13,772        2,067          14,944       1,354
Total actuarial projected benefit obligation for service rendered to date         45,026        6,716          41,600       5,687
Less: Plan assets at fair value                                                   35,562          --           28,387         --
Projected benefit obligation in excess of plan assets                             (9,464)      (6,716)        (13,213)     (5,687)
Unrecognized net actuarial loss, difference in assumptions and
         actual experience                                                        21,120        3,212          25,161       2,497
Unrecognized prior service cost (income)                                            (771)         469            (963)        508
Initial unrecognized net liability at date of adoption, being recognized
         over 14-16 years                                                            304          472             397         566
Adjustment to recognize minimum liability through recording
         an intangible asset                                                         --        (2,086)             --       (2,217)
Pension related assets (liabilities) included in the consolidated balance sheets $11,189      $(4,649)        $ 11,382     $(4,333)

Assumptions used in determining the funded status of the pension plans (shown above) are as follows:

                                                          1996    1995
Discount rate                                             7.5%     7.0%
Average rate of increase in compensation levels           4.8      5.0

Listed below are the Company's five defined contribution plans which cover substantially all employees.

1. The 1983 Employee Stock Ownership Plan ("ESOP")
2. The Supplemental Retirement Plan ("SRP")
3. The Supplemental Retirement Plan-Hourly ("SRP Hourly")
4. The Employee Equity Plan ("EEP")
5. The Employee Equity Plan-Hourly ("EEP Hourly")

The Company discontinued contributions to the ESOP after 1992. The ESOP is subject to a floor offset arrangement in conjunction with the Company's defined benefit plans with respect to pension benefits earned for service after 1983. Under the floor offset arrangement, retirement benefits earned after 1983 under the Company's three defined benefit pension plans are offset by the actuarial equivalent pension value of a portion of participants' ESOP accounts.

The 401(k) Program consists of the EEP, EEP Hourly, SRP and the SRP Hourly plans. Participants of the Program may contribute from 2% to 15% of their annual compensation to their respective SRP or to their respective EEP, or their contributions may be divided between the two plans. The Company makes matching cash contributions of 25% to both SRP plans, and 50% to both EEP plans. The Company does not match employee contributions in excess of 6% of the employees annual compensation.

Expenses for the defined contribution plans are shown below:

(amounts in thousands)                         1996     1995    1994
EEP (combined)                                $1,080   $1,197   $1,090
SRP (combined)                                   692      712      630

Note 10. Postretirement Benefits Other Than Pensions

The Company provides postretirement health care benefits to certain retired employees between the ages of 55 and 65. These employees become eligible for postretirement health care benefits if they retire after age 55 and have completed ten years of service. The plan is contributory, with retiree contributions and plan design adjusted annually to reflect changes in health care costs.

The periodic expense for postretirement benefits included the following components:

(amounts in thousands)                                 1996     1995    1994
Service cost for benefits
         earned during the year                        $135    $ 132    $ 113
Interest cost on
         accumulated benefit
         obligation                                     195      244      197
Amortization of the
         unrecognized net gain                           --     (101)    (130)
Amortization of transition
         obligation over 20 years                       114      230      230
Total expense                                          $444    $ 505    $ 410

The actuarial and recorded liabilities for postretirement benefits, none of which have been funded, are as follows:

(amounts in thousands)                                1996     1995
Accumulated postretirement
         benefit obligation:
         Retirees                                   $ 430      $ 575
         Fully eligible active plan participants      847      1,274
         Other active plan participants             1,618      2,001
Total                                               2,895      3,850
Plus unrecognized net gain                            195      1,007
Less unrecognized transition obligation             1,827      3,908
Accrued postretirement benefit cost                $1,263     $  949


For measurement purposes, an 8.5% annual rate of increase in per capita health care cost of covered benefits was assumed for 1997, with such rate of increase gradually declining to 5.5% in 2003. Increasing the assumed health care cost trend rate by 1 percentage point would increase the accumulated postretirement benefit obligation for fiscal year 1996 by $0.3 million and increase net periodic postretirement benefit expense by less than $0.1 million in 1996. The accumulated postretirement benefit obligation was computed using an assumed discount rate of 7.5% for 1996 and 7.0% for 1995. In 1996, the Company amended the plan which reduced the accumulated postretirement benefit obligation. The reduction of $2.0 million was offset against the unrecognized transition obligation.

Note 11. Postemployment Benefits

The Company provides health care benefits (in excess of Medicare) and life insurance benefits for certain disabled employees and health care continuation coverage for former employees as mandated by law. Presently, the Company pays a portion of the actual costs of these benefits.

The Company adopted SFAS 112, "Employers' Accounting for Postemployment Benefits", as of the beginning of the 1994 fiscal year. This statement requires an accrual method of recognizing postemployment benefits rather than recording an expense when paid. The cumulative effect of this accounting change, included in first quarter 1994 earnings, resulted in a one-time charge to income of $2.0 million and a reduction in net income of $1.2 million. Additional annual expenses resulting from the implementation of this accounting statement were insignificant.

Notes to Consolidated Financial Statements

Note 12. Income Taxes (Benefit)

The following tables present the provision (credit) for income taxes, the components of income tax expense (benefit) from continuing operations, a reconciliation of the statutory U.S. income tax provision (credit) to the actual income tax provision (credit), and the components and items comprising net deferred income tax liability.

Provision (Credit) for Income Taxes
(amounts in thousands)                                                             1996     1995    1994
Continuing operations before equity in losses in unconsolidated affiliates      $(2,311)   $ 7,306  $19,764
Equity in losses in unconsolidated affiliates                                       --      (2,992)     --
Subtotal-Provision (credit) for income taxes on continuing operations            (2,311)     4,314   19,764
Discontinued operations                                                              --        --       276
Cumulative effect of accounting change                                               --        --      (772)
Stockholders equity, currency translation adjustment                                 --     (3,630)  (1,002)
Total provision (credit) for income taxes                                       $(2,311)   $   684  $18,266

Components of Income Tax Provision (Credit) from Continuing Operations
(amounts in thousands)                        1996                      1995                    1994
                                Current  Deferred    Total    Current  Deferred   Total   Current  Deferred  Total
Federal                          $342     $(1,742) $(1,400)   $2,271   $1,417     $3,688   $15,928  $1,145  $17,073
State, local
         and foreign              388      (1,299)    (911)      206      420        626     2,350     341    2,691
         Total income tax
                  provision
                  (credit)       $730     $(3,041) $(2,311)   $2,477   $1,837     $4,314   $18,278  $1,486  $19,764


Reconciliation of Income Tax Provision (Credit) from Continuing Operations

(amounts in thousands)                     1996     1995    1994
Statutory U. S. tax                      $(1,586) $   370  $ 19,431
State income taxes
         (benefit), net of
         federal benefit (taxes)            (644)     407     1,749
Tax benefit from foreign
         sales corporation                  (798)  (1,210)   (1,262)
Equity in losses in
         unconsolidated affiliates           860    4,387       --
Nondeductible meals and
         entertainment expenses              155      189       175
Company owned
         life insurance                     (104)    (178)       (8)
Donations of appreciated
         property                           (119)     (73)     (200)
Other                                        (75)     422      (121)
Total income tax
         provision (credit)              $(2,311) $ 4,314  $ 19,764
Components of Net Deferred Income Tax Liability
(amounts in thousands)                     1996     1995     1994
Deferred income tax
         liabilities                    $ 81,891 $ 83,231  $ 75,391
Deferred income
         tax assets                      (18,158) (16,457)  (10,454)
Net deferred income
         tax liability                  $ 63,733 $ 66,774  $ 64,937
Items Comprising Net Deferred Income Tax Liability
(amounts in thousands)                     1996     1995    1994
Property, plant &
         equipment-principally
         depreciation                    $40,118  $41,348  $ 38,804
Alternative minimum tax                   (2,670)  (3,825)    --
Inventories                               30,940   31,979    32,313
Other-net                                 (4,655)  (2,728)   (6,180)
Net deferred income
         tax liability                   $63,733  $66,774  $ 64,937

Note 13. Capital Stock

All Class A Preferred Stock is held by the Cone Mills Corporation 1983 ESOP except shares held by a former participant who elected to receive shares in a distribution of account balances. Class A Preferred Stock is nonvoting, except as otherwise required by law, and is senior in dividend preference to all other classes of capital stock. Class A Preferred Stock has a liquidation preference senior to all other classes of capital stock of $100 per share plus accrued and unpaid dividends.

Holders of Class A Preferred Stock are entitled to receive dividends on the 31st day of March of each year from funds legally available therefor when, as and if declared by the Board of Directors. The dividend rate is established on March 31 for the succeeding dividend period and is determined by an independent investment bank or appraisal firm selected by the Board of Directors, subject to confirmation by the ESOP trustee. The dividend rate is determined annually and is that rate required to make the fair market value of Class A Preferred Stock equal to its original par value. The dividend rate cannot exceed 13% per annum or be less than 7% per annum. Dividends on Class A Preferred Stock are cumulative, but accumulated dividends do not bear interest. Dividend rates declared for Class A Preferred Stock were 7.5% for 1997, 7.5% for 1996, and 7.0% for 1995.

Dividends on the Class A Preferred Stock are, at the option of the Board of Directors, paid in cash or by delivery of shares of the Companys Class A Preferred Stock, Common Stock or by delivery of other "qualifying employer securities" of the Company as that term is used, on the date of such delivery, in Section 407 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (or the corresponding section of any future law) or by a combination of the foregoing; provided, however, that on the date of delivery the fair market value of any stock or qualifying employer securities used to pay dividends shall be equal to or greater than the amount of dividends paid therewith. All dividends paid to date on the Class A Preferred Stock have been paid in additional shares of Class A Preferred Stock or cash.

Class A Preferred Stock held by the 1983 ESOP may be redeemed, in whole or in part, at the option of the Company by a vote of the Board of Directors, at a price equal to the greater of $100 per share or the fair market value thereof, plus dividends accrued and unpaid thereon to the date fixed for redemption. The redemption price shall be paid in cash or by delivery of shares of the Companys Class A Preferred Stock, Common Stock or by delivery of other qualifying employer securities or a combination of the foregoing, at the Companys option; provided, however, that on the date of delivery the fair market value of any stock or other qualifying employer securities used to pay the redemption price shall be equal to or greater than the redemption price (or portion thereof) paid therewith. The fair market value of Class A Preferred Stock was determined to be $99.94 per share at December 29, 1996.

Purchases of Class A Preferred Stock by the ESOP may be necessary to provide all or part of the pension due under the Company's defined benefit plans pursuant to the floor offset arrangement in connection with the ESOP and to make distributions due to retired or terminated employees. The ESOP is obligated to purchase shares of Class A Preferred Stock from participants and former participants of these plans in accordance with the terms and conditions of the plans, the trust agreements and liquidity agreements thereunder. To the extent the ESOP has insufficient liquidity to make these purchases, it may require the Company to repurchase shares of Class A Preferred Stock. It is within the control of the Company to satisfy the liquidity needs of the ESOP through cash contributions, cash dividends or optional repurchases of the Class A Preferred Stock.

The Company is authorized to issue Class B Preferred Stock but it has no Class B Preferred Stock outstanding nor does it have present plans to issue such shares. The Restated Articles of Incorporation provide that the Board of Directors may determine the preferences, limitations and relative rights of the Class B Preferred Stock, including voting rights, which could adversely affect the voting rights of holders of Common Stock. Any Class B Preferred Stock which is authorized and issued shall be junior to Class A Preferred Stock in accordance with the terms of the Restated Articles of Incorporation.

Holders of Common Stock are entitled ratably, share for share, to dividends, when, as and if declared by the Board of Directors, out of funds legally available therefor. Common Stock is junior to Class A Preferred Stock with respect to dividend preference and may be junior to Class B Preferred Stock depending upon the relative preferences, limitations and relative rights the Board of Directors may determine upon issuance of such Class B Preferred Stock.

The Common Stock is junior in liquidation preference to the Class A Preferred Stock and may be junior to the Class B Preferred Stock depending upon the relative preferences, limitations and rights the Board of Directors may establish upon issuance of Class B Preferred Stock. After payment in liquidation has been made to the senior capital stock, the remaining assets of the Company would be distributed pro rata among the holders of Common Stock equally on a per share basis. Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of holders of Common Stock.

Notes to Consolidated Financial Statements
Note 14. Stock Option Plans

The Company's 1984 Stock Option Plan provides for the granting of options to purchase 5,000,000 shares of Common Stock; such options may be incentive stock options or nonqualified stock options with a term of ten years, and nonqualified stock options may include income tax reimbursement in accordance with the terms of the plan. All options granted under this plan are exercisable as of December 29, 1996. No additional grants will be made under the 1984 Plan.

The Company has in effect the 1992 Stock Option Plan that permits the granting of options to purchase up to 2,000,000 shares of Common Stock. Such options may be incentive stock options or nonqualified stock options. Option grants under this plan have a term of ten years and an exercise price equal to the market price of the Companys common stock on the date of grant. Options granted in 1993 are incentive stock options and options granted in 1994 and 1996 are nonqualified stock options with a tax reimbursement feature.

The options are exercisable on a cumulative basis, at a rate of 20% in each twelve month period, beginning six months after the date of grant; however, the 1994 and 1996 options provide that no more than fifty percent (50%) of the shares granted can be exercised in any one calendar year.

The Company has in effect the 1994 Stock Option Plan for non-employee directors which allows the grant of options to purchase an aggregate of 100,000 shares of Common Stock. A grant of 1,000 shares is issued on the fifth business day after each annual meeting to each of the non-employee directors. The option price is the last reported sale price on the New York Stock Exchange composite tape on the date of grant. Options granted under the Plan are nonqualified stock option grants with a term of seven years.

The Company applies Accounting Principles Board Opinion Number 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for these plans which requires compensation expense for the Company's options to be recognized only if the market price of the underlying stock exceeds the exercise price on the date of grant. Accordingly, the Company has not recognized compensation expense for its options granted in 1994, 1995, and 1996. SFAS 123, "Accounting for Stock-Based Compensation," issued in October 1995, requires pro forma disclosures for option grants made after December 31, 1994, when accounting for stock-based compensation plans in accordance with APB
25. The pro forma effects on net income (loss) and earnings (loss) per share of applying SFAS 123 to option grants made during 1995 and 1996 are insignificant.

The pro forma effects are determined as if compensation costs were recognized using the fair value based accounting method. The fair value of each option grant during 1995 and 1996 is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 6.5%; expected lives of eight years for 1992 Plan options and six years for 1994 Plan options; expected volatility of 35%; and a zero percent dividend yield.

A reconciliation of the Companys stock option activity, and related information, for the fiscal years ended follows:



                                            1996                1995                1994
                                               Exercise            Exercise            Exercise
                                       Number   Price     Number    Price      Number   Price
                                        of     Weighted    of     Weighted       of    Weighted
                                     Options   Average   Options  Average     Options  Average

Outstanding--beginning of year       1,047,000  $12.55   1,086,000  $12.66    699,000   $12.86
Granted                                398,000    8.06       7,000   11.63    416,000    12.01
Exercised                              (61,800)   6.46      (4,000)   6.50    (21,000)    5.49
Forfeited                              (69,000)  13.94     (42,000)  15.63     (8,000)   15.63
Outstanding--end of year             1,314,200  $11.41   1,047,000  $12.55  1,086,000   $12.66
Exercisable at end  of year            612,200  $12.79     512,050  $12.15    326,900   $11.81
Weighted average fair value of
    options granted during year          $6.68               $5.97

The following table summarizes information about stock options outstanding at December 29, 1996:

                                     Options Outstanding                                  Options Exercisable
            Range of       Number Outstanding  Wtd. Avg.Remaining     Wtd. Avg.    Number Exercisable     Wtd. Avg.
         Exercise Prices      at 12/29/96          Contract Life     Exercise Price    at 12/29/96      Exercise Price
         $  5-8                504,200                 8.44           $ 7.48          112,200              $ 5.65
          11-13                397,000                 7.79            12.01          169,600               12.02
          15-16                413,000                 6.10            15.63          330,400               15.63
                             1,314,200                 7.51            11.41          612,200               12.79

Note 15. Leases and Commitments

     The Company has various leases accounted for as operating leases. Rent expense was $5.3 million, $6.0 million and $5.1 million for 1996, 1995 and 1994, respectively. Future minimum rental payments required under lease agreements for the next five years are $3.6 million for 1997, $3.1 million for 1998, $2.4 million for 1999, $1.1 million for 2000 and $0.7 million for 2001. Aggregate future minimum rental payments total $11.0 million. Commitments for improvements of and additions to property, plant and equipment were approximately $4.8 million at December 29, 1996.

Note 16. Earnings (Loss) Per Share
 (amounts in thousands, except per share data)                        1996                  1995               1994
                                                                          Fully                   Fully               Fully
                                                                Primary  Diluted      Primary    Diluted     Primary  Diluted
Income (loss) from continuing operations                       $ (2,221)  $ (2,221)  $ (3,256)  $ (3,256)   $35,752   $35,752
         Less: Class A Preferred dividends                       (2,880)    (2,880)    (2,832)    (2,832)    (2,688)   (2,688)
Adjusted income (loss) from continuing operations                (5,101)    (5,101)    (6,088)    (6,088)    33,064    33,064
Gain on disposal--discontinued operations                            --         --       --         --          439       439
Adjusted income (loss) before cumulative effect
         of accounting change                                    (5,101)    (5,101)    (6,088)    (6,088)    33,503    33,503
Cumulative effect of accounting change                               --         --       --         --       (1,228)   (1,228)
Adjusted net income (loss)                                     $ (5,101)  $ (5,101)  $( 6,088)  $ (6,088)   $32,275   $32,275
Weighted average common shares outstanding                       27,179     27,179     27,380     27,380     27,728    27,728
Common share equivalents from assumed
         exercise of outstanding options, less
         shares assumed repurchased                                 --        --         --         --          106       106
Weighted average common shares and
         common share equivalents outstanding                    27,179     27,179     27,380     27,380     27,834    27,834
Earnings (loss) per common share and
         common share equivalent:
         Income (loss) from continuing operations               $ (0.19)   $ (0.19) $   (0.22)  $  (0.22)   $  1.19   $  1.19
         Income (loss) before cumulative effect
                  of accounting change                          $ (0.19)   $ (0.19) $   (0.22)  $  (0.22)   $  1.20   $  1.20
         Cumulative effect of accounting change                      --         --       --          --        (.04)     (.04)
         Net income (loss)                                      $ (0.19)   $ (0.19) $   (0.22)  $  (0.22)   $  1.16   $  1.16


Primary and fully diluted earnings per share have been computed by dividing net income (loss) available to common stockholders by the sum of the weighted average common shares and common share equivalents outstanding for 1994. Common stock equivalents have been excluded for 1996 and 1995 since they would be antidilutive.
                                       31

Notes to Consolidated Financial Statements

Note 17. Segment Information and Major Customers

The Company operates in two major segments within the textile industry: Apparel Fabrics and Home Furnishings. The Company designs, manufactures and markets Apparel Fabrics including denim in various styles, finishes and weights, yarn-dyed and chamois flannel shirting fabrics, printed fabrics and blended sportswear fabrics. The Home Furnishings segment consists of the design and distribution of decorative fabrics for the home furnishings industry and decorative fabrics commission dyeing, printing and finishing services. This segment also included polyurethane foam products, batting, cushions, carpet padding, and the distribution of furniture hardware in 1995 and 1994. The polyurethane foam division was sold in January, 1996. For reporting purposes, real estate operations are included in the Home Furnishings segment.

The Company sells its products worldwide and presently has no foreign manufacturing operations. Cone operates small customer support offices in other countries solely for the purpose of assisting customers in their use of Cone products. Sales to unaffiliated foreign customers, principally in Europe, were 25.6% of sales in 1996, 19.8% in 1995, and 17.6% in 1994. Cone has one
unaffiliated customer which accounted for more than 10% of consolidated sales from the Apparel Fabrics segment. Sales to this customer, as a percentage of sales from continuing operations, were 49.3% in 1996, 39.1% in 1995, and 33.9% in 1994. At December 29, 1996, this customer had an outstanding accounts receivable balance with the Company of approximately $30.9 million (32.8% of total receivables before sales pursuant to receivables purchase agreement). The Company has not incurred any losses in past years related to this customer's accounts receivable.


Operating profit for each segment is total revenue less operating expenses applicable to that segment. Restructuring activities, general corporate expenses, interest, income taxes, equity in earnings/losses of unconsolidated affiliates, gains from discontinued operations and cumulative effect of accounting changes are not included in segment operating income. General corporate expenses include certain executive officers' salaries, legal expenses and bank fees. Intersegment sales and transfers are considered insignificant. Corporate assets include cash, administrative facilities, deferred charges, and miscellaneous receivables.

Segment Information

The Company operates in two major industry segments: products for apparel and home furnishings. Sales, operating income, identifiable assets, depreciation and amortization and capital expenditures for these segments are as follows:

(amount in thousands)                                                     1996      1995     1994
Sales
         Apparel                                                        $628,139  $700,147  $600,477
         Home Furnishings                                                117,800   210,070   205,690
                  Total                                                 $745,939  $910,217  $806,167
Operating Income (Loss)
         Apparel                                                        $ 31,024  $ 39,928  $ 47,498
         Home Furnishings                                                 (8,523)     (615)   18,970
         Restructuring                                                    (5,197)      --       --
                                                                          17,304    39,313    66,468
General corporate expenses                                                 4,481     3,889     3,865
Interest expense--net                                                     14,897    14,518     7,310
                                                                          19,378    18,407    11,175
Income (Loss) from Continuing Operations before Income Taxes (Benefit)
         and Equity in Earnings (Loss) of Unconsolidated Affiliates    $  (2,074) $ 20,906  $ 55,293
Operating Margin
         Apparel                                                             4.9%     5.7%       7.9%
         Home Furnishings                                                   (7.2)    (0.3)       9.2
                  Total                                                      2.3%     4.3%       8.2%
Identifiable Assets
         Apparel                                                        $314,191 $311,917   $289,929
         Home Furnishings                                                147,260  203,689    182,510
         Corporate                                                        34,391   31,034     17,344
         Investments in Unconsolidated Affiliates                         34,144   37,680     34,294
                  Total                                                 $529,986 $584,320   $524,077
Depreciation and Amortization
         Apparel                                                         $18,186  $19,691    $17,964
         Home Furnishings                                                  8,674    9,330      4,523
         Corporate                                                         2,946    2,352      1,559
                  Total                                                  $29,806  $31,373    $24,046
Capital Expenditures
         Apparel                                                         $26,203  $33,904    $25,234
         Home Furnishings                                                  8,687   21,660      9,077
         Corporate                                                         1,331    6,098      3,183
                  Total                                                  $36,221  $61,662    $37,494

Notes to Consolidated Financial Statements

Note 18. Discontinued Operations

On January 4, 1994, the Company completed the sale of all remaining assets identified with discontinued operations. Proceeds from this sale of inventories were $3.5 million and resulted in net income of $0.4 million. This transaction concluded the Company's 1991 Plan for Discontinued Operations.

Note 19. Derivative Financial Instruments and Fair Value of Financial
Instruments

The Company utilizes derivative financial instruments to manage risks associated with changes in cotton prices, foreign exchange rates and interest rates.

The Company enters into options and futures contracts to manage the risk of cotton price fluctuations by hedging both committed and anticipated transactions. The majority of gains and losses on these hedges are deferred and matched to inventory purchases and credited or charged to cost of sales as such inventory is sold. For 1996, losses of $0.6 million were charged to cost of sales and in 1995 gains of $1.3 million were credited to cost of sales. For 1994, losses charged to the cost of sales were insignificant.

The Company enters into foreign exchange contracts to hedge transactions denominated in foreign currencies related to export sales and machinery purchases. The gains or losses from these contracts are deferred and included in the basis of the transaction hedged. The fair value of these contracts is estimated using the end of year exchange rates.


The carrying value of short-term financial instruments approximates fair value due to the short maturity of those instruments.

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities.

The carrying amount and estimated fair value of the Company's financial instruments presented below at December 29, 1996 and December 31, 1995 are as follows:

 (amounts in thousands)                      1996                1995
                                     Carrying     Fair     Carrying     Fair
                                      Amount     Value      Amount     Value
Foreign Exchange Contracts             383        375        947        964
Notes Payable                        5,267      5,267      8,875      8,875
Long Term Debt:
         8% Senior Note             64,286     66,369     75,000     79,575
         8-1/8% Debentures          96,353    104,320     95,910    110,625
         Other long-term debt           83         83      2,108      2,108

Note 20. Transactions with Affiliated Companies


The Company has various transactions in the normal course of business with its unconsolidated affiliated companies. The Company purchased $5.4 million and $44.8 million of finished goods from CIPSA and sold $1.6 million and $1.7 million of finished goods to CIPSA in 1996 and 1995, respectively. In addition, for 1995 the Company had proceeds of $1.0 million from the sale of used textile manufacturing equipment to CIPSA. The Company did not have significant sales or purchases with CIPSA in 1994.

Parras Cone began production of denim and yarn during the fourth quarter of 1995. During 1996, purchases of denim and yarn from Parras Cone were $51.7 million. Purchases of these products from this affiliate were not significant during 1995. In addition, there were insignificant miscellaneous services rendered from/to Parras Cone in the normal course of business.

Note 21. Restructuring Activities

During 1996 the Company initiated additional steps to concentrate on core businesses and facilities. This restructuring program includes the divestiture of operations which management believes are inconsistent with the strategic objectives of the Company and the rationalization of manufacturing facilities to improve cost effectiveness. Accordingly, the Company's 1996 financial statements include a net charge of $5.2 million, or $.12 per share loss for restructuring activities.

In January 1996, the Company completed the sale of its polyurethane products division, Olympic Products, to British Vita PLC. The Company sold all inventory and substantially all of the property, plant and equipment of this division. Proceeds of $42.2 million had been realized at December 29, 1996, and additional proceeds of $1.9 million were received in January 1997. Including the collection of outstanding receivables during 1996, total proceeds to be realized from this sale will be in excess of $50 million. A gain of $4.3 million from the sale of this business was recognized in the Company's 1996 financial statements.


In November 1996, the Company signed a letter of intent to sell substantially all the assets of its real estate operations, including its subsidiary Cornwallis Development Co., for approximately $21 million. A charge of $4.5 million was recognized in the Company's fourth quarter 1996 financial statements to adjust the carrying value of these assets to the expected net proceeds. While this sale is subject to a number of contingencies a definitive sales contract was entered into in January 1997 and the transaction is expected to be consummated in the first part of 1997.

In December 1996, the Company received proceeds of $1.9 million from the sale of Greeff Fabrics, a fabric distributor that was part of the Cone Decorative Fabrics group. The Company realized a loss of $0.9 million on this sale in its fourth quarter 1996 financial statements. Sales revenues of Greeff Fabrics for 1996 were $3.2 million.

In December 1996, the Company's Board of Directors adopted a plan to consolidate its Granite Finishing Plant in Haw River, North Carolina with its Carlisle, South Carolina finishing plant. Consolidation of production at the more modern Carlisle plant will allow the Company to reduce its cost structure and to more efficiently utilize its finishing capacity. A provision of $3.0 million was recognized in the Company's fourth quarter 1996 financial statements for the closing of the Granite facility that will begin in mid-April 1997 and should be substantially complete by third quarter 1997. The components of the restructuring charge for 1996 include $0.7 million for severance and other employee-related costs and $2.3 million to write down plant and equipment to estimated net realizable value. Approximately 160 hourly and salaried employees will be terminated due to the plant closing. The Company expects to realize additional charges of approximately $3.0 million in 1997 related to the phaseout of the Granite operation, relocation of production equipment and startup expenses. These 1997 expenses are expected to be offset by savings from improved capacity utilization and a lower cost structure at its Carlisle facility.

The Company also recognized fourth quarter 1996 restructuring charges of $0.7 million to reserve for disposal of certain equipment, and $0.4 million for inventory write-down of its synthetic fabrics business which was sold in early January 1997 for $2.7 million.

Operating units whose activities will not continue as part of the Company had sales of $34.1 million, $137.4 million and $137.8 million for 1996, 1995 and 1994, respectively. Net operating results of these businesses, excluding restructuring charges, were losses of $2.3 million and $0.8 million in 1996 and 1995, respectively, and income of $2.2 million in 1994.

Notes to Consolidated Financial Statements

Note 22. Quarterly Financial Data (unaudited)

Summarized quarterly financial data for years 1996 and 1995:

(amounts in thousands, except per share)                                                 Quarters Ended
                                                                     Mar. 31,      June 30,      Sept. 29,    Dec. 29,
                                                                       1996          1996           1996         1996
Net sales                                                           $199,282        $208,119      $180,849     $157,689
Gross profit (1)                                                      30,910          32,300        21,692       19,512
Income (loss) from operations                                         14,469           9,918           800      (12,364)
Equity in earnings (loss) of unconsolidated affiliates                   212            (414)         (547)      (1,709)
Net income (loss)                                                   $  7,185        $  3,702      $ (2,243)   $ (10,865)
Per share data (fully diluted):
         Net income (loss)                                          $    .24        $    .11      $   (.11)    $   (.44)
Weighted average shares outstanding                                   27,462          27,446        27,416       26,513
Common stock prices*
         High                                                         11 3/4          12 3/8        11 3/8        9 1/8
         Low                                                           9 7/8          10 7/8         8            7 1/4

(amounts in thousands, except per share)                                              Quarters Ended
                                                                     Apr. 2,      Jul. 2,       Oct. 1,    Dec. 31,
                                                                      1995         1995           1995       1995
Net sales                                                           $226,205      $232,952      $231,699    $219,361
Gross profit (1)                                                      33,056        34,446        33,863      23,620
Income (loss) from operations                                         12,229        12,496        11,788      (1,089)
Equity in earnings (loss) of unconsolidated affiliates                (2,515)       (6,423)          683      (8,601)
Net income (loss)                                                   $  3,634      $   (872)     $  5,866   $ (11,884)
Per share data (fully diluted):
         Net income (loss)                                          $    .11      $   (.06)     $    .19    $   (.46)
Weighted average shares outstanding                                   27,465        27,380        27,530      27,380
Common stock prices*
         High                                                         12 1/4        13 1/2        14 3/8      13 1/4
         Low                                                          10 5/8        11            12 1/2      10 3/4

The number of holders of record of the Company's Common Stock as of February 1, 1997 was 498.

*New York Stock Exchange Composite Tape.

(1) Net sales less cost of sales and depreciation.

No dividends have been declared on Common Stock since 1984 and the Company anticipates that its earnings for the foreseeable future will be retained for use in its business and to finance growth. Payment of cash dividends in the future will depend upon the Company's financial condition, results of operations, current and anticipated capital requirements, and other factors deemed relevant by the Company's Board of Directors.

In the first quarter of 1996, the Company recorded income of $4.7 million ($.10 per share) from the sale of its polyurethane division, beginning its current restructuring plan to refocus on core businesses. In the fourth quarter a charge of $9.7 million ($.22 per share) was recorded reflecting the write-down of assets sold and assets held for sale related to the restructuring plan. See Note 21.

In the fourth quarter of 1995 the Company recorded a $10.9 million pre-tax charge related to its investment in CIPSA for the write-off of acquisition goodwill and the write-down of the investment to expected net realizable value. In addition, the Company recorded a $2.5 million and a $1.2 million provision to write down its former corporate headquarters site and certain manufacturing equipment to their realizable value, respectively. The net effect of these charges was to increase fourth quarter loss by $10.2 million ($.37 per share).
                                       36

Statement of Responsibility for Financial Statements

The management of Cone Mills is responsible for the preparation and integrity of the Company's published financial statements. The financial statements have been prepared in accordance with generally accepted accounting principles and include management's best estimates and judgment. Management has also prepared the other information contained in this report and is responsible for its accuracy and consistency with the financial statements.

The Company maintains a system of internal control over financial reporting, which is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation of reliable published financial statements. The system includes a code of conduct to foster a strong ethical climate, established policies and procedures, internal audit processes, and the employment of qualified personnel. The Company has established formal criteria against which the internal control system is measured and as of December 29, 1996, the Company was in compliance with these criteria.

The Board of Directors, assisted by its Audit Committee which is composed entirely of directors who are not officers or employees of the Company, provides oversight to the financial reporting process. The Committee meets regularly with management, internal auditors and independent certified public accountants to review the scope and findings of audits, financial reporting issues and the adequacy of the internal control system. To assure complete independence, representatives of McGladrey & Pullen, LLP, Certified Public Accountants and Consultants, approved by the shareholders, have free access to the Audit Committee with or without the presence of management.


(Sig of J. Patrick Danahy)  (Sig of John L. Bakane)       (Sig of Gary L. Smith)
J. Patrick Danahy           John L. Bakane                 Gary L. Smith
President and               Executive Vice President and   Controller
Chief Executive Officer     Chief Financial Officer



Independent Auditor's Report

To the Board of Directors
Cone Mills Corporation
Greensboro, North Carolina

We have audited the accompanying consolidated balance sheets of Cone Mills Corporation and subsidiaries as of December 29, 1996 and December 31, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cone Mills Corporation and subsidiaries as of December 29, 1996 and December 31, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 1996 in conformity with generally accepted accounting principles.

As described in Note 11 to the consolidated financial statements, on January 3, 1994 the Company changed its method of accounting for postemployment benefits.


(Sig of McGladrey & Pullen, LLP)
McGladrey & Pullen, LLP
Greensboro, North Carolina
February 14, 1997
                                       37

Historical Financial Review

(dollar amounts in millions, except per share data)               1996     1995     1994     1993    1992(1)

Summary of Operations
         Net Sales                                               $745.9   $910.2  $806.2   $769.2   $705.4
                  Cost of Sales                                   614.6    757.0   642.5    589.3    540.8
                  Depreciation                                     26.9     28.2    23.3     21.0     18.5
                      Subtotal                                    641.5    785.2   665.8    610.3    559.3
         Gross Profit                                             104.4    125.0   140.4    158.9    146.1
                  Selling and Administrative                       86.4     89.6    77.8     73.3     67.6
                  Restructuring                                     5.2     --       --        --      --
         Income from Operations                                    12.8     35.4    62.6     85.6     78.5
         Other Expense--Net                                        14.9     14.5     7.3      6.4      8.3
         Income (Loss) from Continuing Operations Before
            Income Taxes (Benefit) and Equity in Earnings (Loss)
              of Unconsolidated Affiliates                         (2.1)    20.9    55.3     79.2     70.2
         Income Taxes (Benefit)                                    (2.3)     7.3    19.7     29.9     24.8
         Income from Continuing Operations before Equity
              in Earnings (Loss) of Unconsolidated Affiliates       0.2     13.6    35.6     49.3     45.4
         Equity in Earnings (Loss) of Unconsolidated Affiliates    (2.4)   (16.9)    0.2      0.3     --
         Income (Loss) from Continuing Operations                  (2.2)    (3.3)   35.8     49.6     45.4
         Discontinued Operations                                     --       --     0.4      --        --
         Income (Loss) before Extraordinary Item and Cumulative
                  Effect of Accounting Change                      (2.2)    (3.3)    36.2     49.6    45.4
         Extraordinary Item                                          --       --      --      --      (2.0)
         Cumulative Effect of Accounting Change                      --       --     (1.2)    --        --
         Net Income (Loss)                                        $(2.2)   $(3.3) $  35.0  $  49.6 $  43.4
         Per Share of Common Stock
                  Income (Loss) from Continuing Operations     $   (.19)   $(.22)  $ 1.19   $ 1.68  $ 1.67
                  Net Income (Loss)                                (.19)    (.22)    1.16     1.68    1.59
Segment Information
         Net Sales
                  Apparel                                        $628.1   $700.1   $600.5   $575.8  $520.0
                  Home Furnishings                                117.8    210.1    205.7    193.4   185.4
              Total                                              $745.9   $910.2   $806.2   $769.2  $705.4

         Operating Income (Loss)
                  Apparel                                        $ 31.0   $ 39.2  $ 47.5   $ 68.8   $ 67.4
                  Home Furnishings                                 (8.5)   (0.6)    19.0     19.5     16.3
                  Restructuring                                    (5.2)  --       --       --       --
Balance Sheet Data (at year end):
         Current Ratio                                              1.7      1.6     1.8      1.9      1.8
         Total Assets                                            $530.0   $584.3  $524.1   $431.6   $401.9
         Long-Term Debt                                           160.7    173.0   126.5     77.9     77.5
         Stockholders' Equity                                     210.3    222.1   236.9    210.0    163.4
         Long-Term Debt As a Percent of Stockholders' Equity
                  and Long-Term Debt                                 43%      44%     35%      27%      32%
         Shares Outstanding (millions) Year End (2)                26.3     27.4    27.4     27.7     27.7
Other Data:
         Capital Expenditures                                    $ 36.2  $ 61.7   $ 37.5   $ 38.7   $ 25.4
         Return on Average Common Stockholders' Equity (3)         (2.9)%  (3.2)%   17.9%    31.6%    55.3%
         Common Stock Dividend Paid                                  --      --       --       --       --
         Number of Employees at Year End                          6,700   7,900    8,100    7,800    7,600

(1) Fiscal Year 1992 represents a 53 week period
(2) Includes 6.9 million shares of Common Stock issued in mid-1992 initial public offering
(3) Continuing Operations

Directors and Officers

Directors
Dewey L. Trogdon(1)
Chairman of the Board

John L. Bakane(1)
Executive Vice President and
Chief Financial Officer

Doris R. Bray(1,2)
Partner, Schell Bray Aycock Abel
& Livingston L.L.P.

J. Patrick Danahy(1)
President and Chief Executive Officer

Leslie W. Gaulden(2)
Former Vice President and Controller

Jeanette Cone Kimmel(2,3)
Private Investor

Charles M. Reid(1,3)
President and Chief Executive Officer,
United Guaranty Corporation,
a member company of
American International Group

John W. Rosenblum(3)
Dean, Jepson School of Leadership Studies,
University of Richmond

Committees of the Board
(1)Executive
(2)Audit
(3)Compensation

Officers
J. Patrick Danahy
President and Chief Executive Officer

John L. Bakane
Executive Vice President and
Chief Financial Officer

James S. Butner
Vice President

Neil W. Koonce
Vice President and General Counsel

Terry L. Weatherford
Vice President and Secretary

David E. Bray
Treasurer

Gary L. Smith
Controller

David K. Bradbury
Assistant Treasurer and Assistant Secretary

Shareholder Information

Corporate Headquarters
Cone Mills Corporation
3101 N. Elm Street
P.O. Box 26540
Greensboro, NC 27415-6540
(910) 379-6220

Annual Meeting
The Annual Meeting of Shareholders will be held at the Cone Corporate Center, 3101 N. Elm Street,
Greensboro,  NC on May 13, 1997, at 10:00 a.m.

Transfer Agent And Registrar
First Union National Bank of North Carolina,
Shareholder Administration
230 S. Tryon Street, 11th Floor
Charlotte, NC 28288-1153.

Stock Listing
The Company's common stock is traded primarily on the New York Stock Exchange with the trading symbol of COE.

Form 10-K
The Annual Report to the Securities & Exchange
Commission, Form 10-K, is available upon request from:
Cone Mills Corporation
3101 N. Elm Street, P.O. Box 26540
Greensboro, NC 27415-6540
Attention: Investor Relations

Investor Relations:
John L. Bakane
Executive Vice President and
Chief Financial Officer

David E. Bray
Treasurer
(910) 379-6220

Cone Denim Group
Marketing/Manufacturing Headquarters
3101 N. Elm Street
P.O. Box 26540
Greensboro, NC 27415-6540
(910) 379-6220

John L. Bakane, President
George Watts Carr III, President--Cone Denim
 North America
Frans G. Spits, President--Cone Denim Europe
Miguel G. Rubiera, President--Cone International
 Marketing

Cone Sportswear Division
3101 N. Elm Street
P.O. Box 26540
Greensboro, NC 27415-6540
(910) 379-6220
Jerry W. Kennedy, President

Cone Decorative Fabrics
John Wolf                    Cone Jacquards
261 Fifth Avenue             3400 Highway 221-A
New York, NY 10016           Cliffside, NC 28024
(212) 683-4800               (704) 657-9662
Norman Friedman, President   Andrew Major, President

Cone Finishing Division
Carlisle Plant             Raytex Plant
P.O. Box 8                 P.O. Box 884
Carlisle, SC 29031         Marion, SC 29571
(864) 427-6221             (803) 423-5030

Sales and Marketing
1440 Broadway
New York, NY 10018
(212) 391-1300

Carl L. Mason, President

Cornwallis Development Co.
3101 N. Elm Street
Greensboro, NC 27415-6540
(910) 379-6130
C. Richard Routh, President

Design: Wright Communications Inc./NYC

(Recycle logo)
This annual report utilizes
recycled paper.

(Cone logo)
Cone Mills Corporation
3101 North Elm Street
P.O. Box 26540
Greensboro, NC 27415-6540
(910) 379-6220