Form 10-K, Exhibit 13
period 1997-12-28
CONE MILLS CORP
filed 1998-03-26
CIK 23304

                                                                            CONE

                                                               ANNUAL REPORT  97

For 107 years CONE MILLS CORPORATION has responded to the needs of its customers. One of America's major textile manufacturers, Cone Mills is the largest producer of denim fabrics in the world. The Company is also the largest producer of yarn-dyed and chamois flannel shirting fabrics and the largest commission printer of home furnishings fabrics in the United States. Our mission is to match consumer needs with the company's core capabilities to add value for our worldwide customers, investors, employees, suppliers and communities.

The company operates in two business segments: APPAREL FABRICS, which includes denims, yarn-dyed and chamois flannel shirtings, prints, and sportswear fabrics; and HOME FURNISHINGS PRODUCTS, which includes commission printing and finishing services, and print and jacquard decorative fabrics used for upholstery, draperies and bedspreads.

In 1997 Cone Mills performed manufacturing both in the United States and through a joint venture in Mexico, and conducted sales and marketing activities through a worldwide distribution network. Cone Mills is the nations's largest exporter of denims and a major exporter of other apparel fabrics.

                                Our 5 Point Plan
                                ----------------

Eighteen months ago, Cone Mills designed and started implementing a five-point plan to improve its financial performance. This report details our progress to date. The components of the plan are:


1         Focus on Core Businesses

2         Aggressive Marketing

3         Reconfigure Manufacturing

4         Cost Control

5         Capital Conservation




                              Financial Highlights
--------------------------------------------------------------------------------

(amounts in millions, except per share data)               1997           1996          1995
                                                          -----------------------------------
SUMMARY OF OPERATIONS
Sales                                                     $716.9         $745.9        $910.2
Gross Profit                                                75.1          104.4         125.0
Income (Loss) from Operations                               (8.3)          12.8          35.4
Equity in Earnings (Losses) of Foreign Affiliates            2.6           (2.4)        (16.9)
Net Income (Loss)                                           (9.4)          (2.2)         (3.3)

FINANCIAL POSITION
Long-Term Debt                                            $150.4         $160.7        $173.0
Stockholders' Equity                                       196.5          210.3         222.1
Long-Term Debt to Capitalization                            43%            43%           44%

PER COMMON SHARE DATA
Net Income (Loss)                                        $  (0.47)      $  (0.19)     $ (0.22)

                             Letter to Shareholders
--------------------------------------------------------------------------------

While we are encouraged by our long-term strategic opportunities, we are disappointed by Cone's unsatisfactory 1997 financial results. We are driving the short-term imperatives that will return the company to profitability this year. We have made important strides in the key components of our improvement plan: focus on core businesses, aggressive marketing, manufacturing reconfiguration, cost control and capital conservation. New division leadership is in place in finishing, sportswear and decorative fabrics and they are taking important steps to complete the plan. While adverse market conditions were evident for denim in the first half of the year and for printed fabrics throughout all of 1997, markets for Cone's two core franchises -- 1) the casualwear fabrics of denim and specialty sportswear and 2) home furnishings -- are improving. The company is positioned to respond to stronger market demand for its products. As we enter 1998, we are encouraged by the company's diversified and expanded mix of customers and products which has resulted in higher manufacturing utilization with a lower cost structure.
      Sales in 1997 were $716.9 million, essentially the same as 1996, excluding sales of businesses in our restructuring plan. Sales were impacted by certain denim pipeline inventory imbalances, unfavorable decorative print markets and lower than projected demand for flannel shirtings. Export sales, primarily denim, were $179.8 million and continue to be an important component representing 25% of total company sales. Cone Mills had a net loss for 1997 of $9.4 million or $.47 per share, including $5.2 million of pre-tax restructuring charges. As outlined last year, we eliminated over $8 million of selling and administrative expenses, lowering these expenses from 11.6% of sales in 1996 to 10.9% of sales in 1997. In addition, we have now implemented and have realized cost savings of more than $12 million from operating units.
      In our effort to control inventory levels, all Cone apparel fabric manufacturing facilities operated at less than full schedules through the third quarter of 1997, impacting margins and income. However, as a result of improved market conditions and our aggressive marketing efforts, denim sales rebounded in the second half of 1997. As our largest customer made adjustments to inventory, Cone's denim sales force broadened and strengthened our customer base, resulting in an increase in sales of over 50% to other customers. This expanded customer base for denim is now resulting in full utilization of Cone's denim manufacturing capacity.
      Parras Cone, our Mexican joint venture denim plant, operated at near full capacity throughout the year and contributed appropriate returns to the corporation. This plant has exceeded our expectations for quality and efficiency and is responding to the migration of cut-and-sew customers to Mexico. Parras Cone delivers a high quality basic denim product at attractive costs to a market segment in which Cone has not historically been a major participant.
      The specialty sportswear segment showed a loss in 1997 as a result of manufacturing difficulties in connection with the consolidation of finishing facilities and lower than projected demand for flannel shirtings. Our plan to substantially improve this business is based on resolution of manufacturing inefficiencies, strong product development and aggressive marketing aimed at the growing casual apparel demand. We have seen an increase in sales to this growing market and we are focused on delivering manufacturing quality that exceeds customer expectations.
      Home furnishings results in 1997 were negatively impacted by unfavorable decorative print markets, finishing plants operating at less than capacity, costs associated with consolidating the finishing plants to Carlisle and the restructuring of the John Wolf Decorative Fabrics operations. New leadership is in place both in decorative fabrics and commission finishing. At year-end, we began to see modest improvement in the finishing and bedding markets, both from a shift in fashion direction and industry consolidation. We are also beginning to realize advantages resulting from consolidating the company's finishing facilities.
      We are focused on driving the short-term imperatives that are key to Cone's return to profitability: 1) satisfactory manufacturing results from the Carlisle finishing plant; 2) upgraded marketing activities by the sportswear group and 3) successful restructuring of the John Wolf Decorative Fabrics division. Our long-term goal continues to be positioning the company to generate shareholder value. Cone's strategy remains the same as we invest in markets where we see opportunities for growth of our core franchises of casualwear fabrics and home furnishings. To expand Cone's global denim network and solidify our leadership position, we continue to explore alliances to service markets in Europe, Asia and South America. We are using product development extensively to deliver new products and gain access to new markets where Cone's capabilities match consumer needs.
      Cone Mills enjoys a reputation for quality and service built by delivering value to customers for more than a century. Our focus is on executing the appropriate steps not only to return the company to profitability, but also to implement our long-term, global strategy and to yield appropriate returns for shareholders. In the midst of the disappointing financial results of 1997, we see exciting opportunities in Cone's markets of casualwear fabrics and home furnishings and evidence of improving performance as our plan is fully executed and markets improve. We appreciate your support and wish to thank Cone's customers, suppliers and employees.


/s/ Dewey L. Trogdon                       (Photos of Dewel L. Trogdon
DEWEY L. TROGDON                           and J. Patrick Danahy)
Chairman (right)


/s/ J. Patrick Danahy
J. PATRICK DANAHY
President & CEO (left)

1 Focus on Core Businesses


                    (Photos Cone Mills' products and people)

(Photo of bed spread across page 5 and page 6)

         The first component of our plan to return the company to profitability has been to focus on our core franchises in which Cone Mills delivers value to customers. This means we have exited businesses where we were not willing to dedicate the capital and resources to become major players. Cone's core businesses include 1) the casualwear fabrics of denim and specialty sportswear and 2) home furnishings fabrics and commission finishing used in the drapery, bedding and furniture markets. These core units are experiencing growing markets as casualwear has become more visible in the workplace and everyday life around the world. The strong U.S. economy and consumer confidence are positive indicators for the home furnishings market. Cone is positioning its core businesses to respond to customer needs with the appropriate product offerings at the best value possible.

      In the last two years we exited the foam business, where we needed to be much larger to be a significant player, sold a decorative fabrics designer that no longer fit the strategic direction of this business, and divested our real estate operations. Cone also sold its synthetic fabrics business, a small component of the specialty sportswear unit, where we were one of many commodity suppliers. Analysis of our strengths has motivated us to dedicate resources to areas in which we have core competencies.
      We are now well positioned to focus on market development of the businesses of casualwear fabrics and home furnishings where we see exciting opportunities for growth.


         Divesting non-core businesses allows Cone to redeploy the capital and management resources these activities required into our core franchises where Cone delivers value to customers.


(Photo of chair)

         All areas of Cone Mills are focused on increasing sales levels through aggressive marketing and energized product development. Quality, styling and service remain the advantages that differentiate Cone as a supplier. Enhanced selling skills help showcase these values to our customers.
      In denim, we are sharpening our marketing skills to recognize consumer fashion trends and respond to customer expectations around the globe. Cone's international fashion directors identify local market preferences and communicate these opportunities to Cone's product development group. Aggressive marketing has broadened Cone's customer base and Cone is now a major supplier to most of the branded jeans companies that market around the world. Sales to customers other than our largest customer have increased more than 50% in the past year.
      Parras Cone, Cone's joint venture production platform in Mexico, allows us to be a much larger player in the basic denim market, where we historically did not provide a cost competitive product from our U.S. facilities. This plant supports the migration of cut-and-sew activities to Mexico. Along with CIPSA, our partner, we are the first denim producer in North America to successfully integrate U.S. sales, customer service, quality assurance,


(Photo of Cone Mills worker)

         Cone is focused on enhancing selling skills to communicate our expertise and versatility in manufacturing, with an emphasis on quality, styling and service.

2 Aggressive Marketing


(Photos of materials and people)

2 Aggressive Marketing


(Photo of two Cone Mills workers)


product development and manufacturing precision with a Mexican manufacturing site. Cone's U.S. plants produce value-added or fashion denim, which supports our customers' brands with an emphasis on styling and more complex fabric construction.
      Over the last few years, Cone's export sales have averaged about 25% of total company sales, and we are committed to expanding this global presence. To service European markets more efficiently, Cone added sales personnel and styling expertise to the marketing office in Belgium. The Singapore office has been expanded to support business in Asia. We have added additional warehouses to the Cone system in various locations to streamline delivery times.
      We continue to evaluate potential global expansion as we move to capitalize on our leadership position in denim. To reduce tariffs and shipping costs and locate production closer to the markets we serve, we are exploring a manufacturing platform to service European markets. We are also exploring alliances with existing manufacturers elsewhere around the world in order to gain favorable access to all major trade blocs.
      To increase sales in the specialty sportswear group we have installed sample and short-set equipment for manufacturing versatility. The sample equipment allows our customers to test fabric color or texture without the major up-front investment in a full line commitment. Consolidating the finishing activity at the Carlisle plant provides a lower cost platform, allowing access to new apparel markets. Product development remains a key


(Photo of three children)

                                                            (Photo of equipment)

component for the sportswear group, with continual refinements to traditional products and the introduction of new products such as the performance fabric ProSpin(R), fabrics using indigo filling, and the fade-resistant Deepdown(TM) fabric line.
      We have restructured the John Wolf decorative fabrics line to utilize our core competencies, which are primarily in the middle market segment. The John Wolf line has been expanded to include new products in the plain shades area and acrylic and polyester outdoor furniture fabrics. To complement the decorative fabrics line and to diversify our product offerings in home furnishings, we entered the jacquard market with the successful startup of the Cone jacquard facility two years ago.
      In Cone Finishing, we added new equipment in order to enter new markets and utilize finishing capacity. The new sanding equipment allows us to produce camouflage fabric and a new preparation range provides access to niche wide-print markets. These additions have led to new customers in both the apparel and top-of-the-bed segments. We have made progress in sales to the outdoor furniture and RV markets and are aggressively pursuing new finishing business as the industry consolidates.


(Photo of equipment)

3 Reconfigure Manufacturing


(Photos of looms and yarn)

                                                                         (Photo)

         The third element of Cone's plan is the reconfiguration of our manufacturing facilities to obtain more optimal plant and product combinations. Parras Cone is recognized as a quality, low-cost producer of basic denim. Producing basic denim in Mexico, to supply the increasing number of cut-and-sew facilities there, frees up capacity in our U.S. plants to focus on value-added denim.
      Cone's relooming process is near completion in our U.S. denim facilities. The installation of new weaving equipment upgrades our facilities to the most current technologies and allows our plants to produce similar volumes of denim with fewer machines. We are adding linked ring spinning capabilities to obtain efficiencies and address fashion preferences. In addition to improvements at our denim facilities, we are adding looms at our jacquard facility to complete the configuration in this growing segment of our business.
         In early 1997, Cone announced the closing of the Granite finishing facility with plans to transfer this volume to our Carlisle facility. This move will reduce costs for the products of the Sportswear division and improve the overall capacity utilization at the Carlisle plant. The product transition was completed in 1997, however we are still resolving difficult manufacturing issues at the Carlisle facility.
      To capitalize on our leadership position in denim and meet customer demands from appropriate and efficient locations, Cone is exploring alliances which will provide a manufacturing presence in Europe, Asia and South America. Cone is looking for international opportunities which will allow us to utilize our technological expertise and global marketing and distribution strengths.

(Photo of the Parras Cone building)

         To improve efficiencies, Cone is reconfiguring its manufacturing facilities by producing basic denim in Mexico and value-added products in U.S. plants, upgrading equipment and consolidating finishing activity.

(Photo)

         Additional elements of the plan to return Cone to profitability are cost control and capital conservation. In 1997, Cone reduced its selling and administrative expenses by $8.1 million and identified an additional $20 million in annual cost savings that the business units could generate from manpower reductions, savings on supplies and materials, and process reconfiguration. We have made significant progress in obtaining these cost savings.
      Finished goods inventories from continuing businesses were reduced by over $9 million in 1997. Reduced operating schedules at our plants, in conjunction with matching production schedules with sales and inventory target levels, has contributed to this decline in inventories. After dramatically improving the inventory situation in denim, we are now focused on reducing inventory levels in the sportswear product line.
      Cone uses a capital spending discipline designed to allocate capital dollars to projects that we believe will generate appropriate returns. In 1997, Cone spent about $5 million less on capital expenditures than originally anticipated through disciplined review and targeted equipment selection.
      We will realize additional cost savings as our initiatives, such as the relooming project and the consolidation of finishing plants, continue. Cost control and capital conservation are essential for Cone to return to profitability and maintain financial flexibility to prepare for strategic initiatives.


(Photo of worker at a computer)

         Cone is focused on reducing operating costs and selling and administrative expenses, controlling inventory and using a disciplined capital spending process, all to improve profitability.

4 Cost Control

5 Capital Conservation


(Photos of computers and equipment)

Management's Discussion and Analysis of Results of Operations and Financial Condition


OVERVIEW
The Company's operating results for 1997 were negatively impacted by a number of internal and external factors. The Company encountered manufacturing difficulties in connection with the consolidation of its finishing facilities at its Carlisle plant. The consolidation involved the closing of the Company's Granite finishing operations and moving machinery, equipment and manufacturing operations from that plant to the Carlisle facility. Manufacturing efficiency was disrupted to a greater extent than planned, which materially adversely impacted results of the sportswear and home furnishing fabrics product lines for the year.
      The Company also encountered adverse market conditions in denim in the first half of 1997 due to customer and retail increases of inventories. As a result of denim inventory increases and the continuing low demand for flannel shirtings, the Company's apparel fabric facilities operated at less than full capacity throughout most of 1997. Parras Cone, the Company's joint venture plant in Mexico, on the other hand, operated at near capacity after the first quarter of 1997.
      Casual apparel and jeans sales continued to do well at the retail level during the year, so that denim pipeline inventories were essentially in balance by the end of 1997. While Cone's sales to its largest customer declined from 49% to 37% of total Company revenues, sales to customers other than the Company's largest customer increased over 50%. The Company's aggressive marketing efforts increased value-added and basic denim sales. Production management allowed the Company to reduce denim inventories to appropriate levels. A decline in sales of denim to Asian markets, which represent less than 5% of the Company's denim volume, began in late 1997.
      As a result of continued weakness in decorative print markets in 1997, the Company reorganized operations of John Wolf Decorative Fabrics by reducing staff and inventories, which resulted in a pre-tax fourth quarter charge of $4.2 million for inventory adjustments and severance liabilities. Continued growth of Cone Jacquards helped offset a portion of the decorative print market weakness.
         The Company is committed to resolving its manufacturing problems at its Carlisle facility in 1998 in order to benefit from a strengthening of the decorative print market. Consolidation in the print fabric industry should provide an opportunity for increased sales. Management is focused on the sportswear and commission finishing businesses to take advantage of improving market trends.
         Significant factors that influence the Company's operating results and financial condition include the price of cotton, general business cycles, consumer fashion preferences, changes in demand for print fabrics and international trade conditions. Management believes that one of the most significant factors affecting operating margins is the price of cotton, which spiked in 1995 into the $.90s due to crop declines and declined to the high $.70s and then to the high $.60s during 1997. The Company has purchased cotton at fixed prices for delivery throughout 1998 and expects 1998 average cotton prices to be slightly lower than 1997 levels. The Company's average cotton prices for 1998 will be higher than first quarter 1998 spot market quotations due to its practice of continuously buying cotton forward. The Company was able to raise denim prices in 1995 to partially offset cotton price increases, but experienced price pressures in 1997 and early 1998, reflecting a strong global supply of denim.

STRATEGIC INITIATIVES Cone's business strategy is to invest and grow in its core franchises where it is recognized as a market leader. The Company seeks growth of its denim, specialty sportswear and decorative fabric businesses through expansion into new geographic markets, aggressive marketing efforts, product development and investment in technology.
      Consistent with its strategy to focus on core strengths, the Company divested the assets of its real estate subsidiary and synthetic fabrics business in 1997 and completed the sale of the Olympic Products Division and Greeff Fabrics in 1996. The consolidation of the Granite facility into Carlisle was initiated at the beginning of 1997 to reduce operating costs and was substantially completed in the fourth quarter of 1997. See Note 22 of Notes to Consolidated Financial Statements.
      The Company has established priorities for the use of cash flow and debt capacity. The first priority is reinvestment in existing manufacturing facilities. Reflecting this priority, the Company has made capital expenditures of $134.2 million from 1995 through 1997 to maintain modern manufacturing facilities and to build the new jacquard plant. The Company plans to spend approximately $37 million in 1998. The second priority is investment in international denim manufacturing facilities and marketing opportunities. The Company continues to explore potential alliances and will continue to review acquisitions and other investment opportunities in core product lines. However, the Company currently has no agreement, arrangement or understanding to make any such acquisition or investment.
      Other priorities for the use of cash flow and debt capacity include common stock share repurchases and the reduction of debt. On February 17, 1994, the Board of Directors of the Company authorized the repurchase, from time to time, of up to 2.5 million shares of the Company's outstanding common stock in market transactions. As of March 13, 1998, 1.8 million shares had been repurchased in open market transactions. Future repurchase decisions will be based on the Company's expected capital structure, alternative investment opportunities, and the market price of the common stock.

SEGMENT INFORMATION
Cone operates in two principal business segments, apparel fabrics and home furnishings products. The following table sets forth for years 1997, 1996 and 1995 certain net sales and operating income (loss) information regarding these segments as well as net sales of the principal product groups.



---------------------------------------------------------------------------------------------------------------------------
NET SALES(1,2)  (dollars in millions)                 1997                     1996                     1995
---------------------------------------------------------------------------------------------------------------------------
Apparel

                                 Denim         $483.5    67.4%          $498.7   66.9%          $552.0      60.6%
                 Specialty Sportswear           123.1    17.2            129.4   17.3            148.1      16.3
                                                -----    ------          ------  ------          ------     -------
                                 Total          606.6    84.6            628.1   84.2            700.1      76.9
===========================================================================================================================


Home Furnishings
                              Fabrics           101.9    14.2             95.7   12.9             98.4      10.8
                        Foam Products            --      --                4.7    0.6             94.7      10.4
                Real Estate and Other             8.4     1.2             17.4    2.3             17.0       1.9
                                                ------  ------           ------ ------           ------     -------
                                 Total          110.3    15.4            117.8   15.8            210.1      23.1
                                                ------  ------           ------ ------           -------    -------
                       Total net sales         $716.9   100.0%          $745.9  100.0%          $910.2     100.0%
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)2,3
Apparel                                         $17.8     2.9%           $31.0    4.9%           $39.9       5.7%
Home Furnishings                                (17.3)  (15.7)            (8.5)  (7.2)            (0.6)     (0.3)
Restructuring                                    (5.2)   --               (5.2)  --               --       ---


(1) Specialty Sportswear net sales includes synthetic fabrics which was sold in January 1997; Fabrics includes Greeff, which was sold in December 1996; Foam Products represents Olympic, which was sold in January 1996; and in May 1997, the Company sold substantially all of the assets of its real estate operations. Previous sales of real estate were included in the Real Estate and Other product group.

(2) Operating units whose activities will not continue as part of the Company had sales of $4.6 million, $34.1 million and $137.4 million for 1997, 1996 and 1995, respectively. Net operating results of these businesses, excluding restructuring charges, were losses of $1.0 million, $2.3 million and $0.8 million in 1997, 1996 and 1995, respectively.

(3) Operating income (loss) excludes general corporate expenses. Percentages reflect operating income (loss) as a percentage of segment net sales.



RESULTS OF OPERATIONS
FISCAL YEAR ENDED DECEMBER 28, 1997, COMPARED WITH FISCAL YEAR ENDED DECEMBER 29, 1996. While U.S. consumer spending in apparel and home furnishings was strong in 1997, Cone Mills experienced value-added denim inventory adjustments in the first half of the year and weak fashion demand for decorative prints. For 1996, the Company experienced good demand for value-added denim apparel fabrics and weak markets for both specialty sportswear and home furnishings fabrics.
         Sales for 1997 were $716.9 million, down 3.9%, as compared with sales of $745.9 million for 1996. After eliminating the sales of business units included in the Company's restructuring plan, sales were approximately the same year-to-year. Lower sales in denim products and decorative prints were partially offset by increased specialty sportswear and jacquard sales. International sales, primarily denims, were 25% of total sales in 1997 and 26% for 1996.
      Cone Mills had a net loss for 1997 of $9.4 million, or $.47 per share after preferred dividends, which included a pre-tax restructuring charge of $5.2 million primarily associated with the consolidation of the Granite operations into Carlisle. For comparison, for 1996 the net loss was $2.2 million, or $.19 per share, including a pre-tax charge of $5.2 million associated with restructuring and disposal of non-core businesses.

      Gross profit for 1997 (net sales less cost of sales and depreciation) was 10.5% of sales, as compared with 14.0% for 1996. The decrease was primarily the result of mix changes to more basic denim products with lower margins, cost inefficiencies associated with operating plants at less than capacity, operating disruption due to consolidation of finishing operations, and the repositioning and restructuring of decorative print operations. Also impacting gross profit was the increase in sales of product produced by Parras Cone, where a portion of the operating income is reported as equity in earnings of unconsolidated affiliate.

APPAREL FABRICS Apparel fabric segment sales for 1997 were $606.6 million, down 3.4% from 1996. Excluding sales of the synthetic fabrics business, which was sold in January of 1997, apparel fabric segment sales were down approximately 2%. Lower denim sales because of lower volume and prices, partially offset by higher specialty sportswear sales, accounted for the decrease. Average denim prices were down in 1997 as a result of a mix shift to more basic denims and price pressure from industry supply and demand imbalances.
      For 1997, the apparel segment had operating income of $17.8 million, or 2.9% of sales, as compared with income of $31.0 million, or 4.9% of sales, in 1996. In both years, profits from denim operations were partially offset by specialty sportswear losses.

HOME FURNISHINGS For 1997, home furnishings segment sales were $108.1 million, excluding Olympic, Greeff and real estate, an increase of 9%, as compared with $98.7 million in 1996. Increased sales of Cone Jacquards accounted for the change. The home furnishings segment had an operating loss of $17.3 million compared with a loss of $8.5 million for 1996. Home furnishings results were negatively impacted by weak decorative fabrics markets, the operating disruption due to consolidation of finishing operations and the repositioning and restructuring of decorative fabrics operations.

      Total Company selling and administrative expenses declined from $86.4 million for 1996 to $78.3 million in 1997, the result of the sale of the Olympic, Greeff, real estate and synthetic fabric operations as well as a cost reduction program. Selling and administrative expenses were 10.9% of sales in 1997, as compared with 11.6% in 1996.
         Interest expense for 1997 was $14.2 million, down 9% from 1996, primarily the result of lower borrowing levels.
         For 1997, the income tax benefit as a percent of the taxable loss was 40.0%. Income taxes reflect tax benefits resulting from operation of the Company's foreign sales corporation. See Note 12 of Notes to Consolidated Financial Statements.


RESULTS OF OPERATIONS
FISCAL YEAR ENDED DECEMBER 29, 1996, COMPARED WITH FISCAL YEAR ENDED DECEMBER 31, 1995. The Company experienced good demand for value-added denim apparel fabrics and weak markets for specialty sportswear and home furnishings fabrics in the first half of 1996. However, in the second half of 1996, the Company began to experience weaker demand in selective value-added denim product lines resulting from inventory adjustments in the softgoods pipeline.
      For 1996, net sales were $745.9 million. Sales for 1995 were $910.2 million including the sales of the Olympic Products Division, which was sold in early 1996. Excluding the sales of Olympic, 1996 sales were $741.2 million, down 9.1% from year-ago sales of $815.5 million. Export sales were $190.6 million, 26% of total sales, up 5.7% from 1995 amounts, which represented 20% of sales.
      Cone Mills had a net loss for 1996 of $2.2 million or $.19 per share after preferred dividends, as compared with a net loss of $3.3 million or $.22 per share for the previous year. Before losses of unconsolidated affiliate, the Company earned $0.2 million in 1996, which included net pre-tax charges of $5.2 million associated with restructuring and disposal of non-core businesses. For the prior year, the Company had earnings of $13.6 million before losses of unconsolidated affiliates related primarily from Mexican peso devaluations.
      Gross profit for 1996 (net sales less cost of sales and depreciation) was 14.0% of sales, as compared with 13.7% for the previous year. The increase was primarily the result of the elimination of Olympic operations which had low gross profits.

APPAREL FABRICS Apparel fabric segment sales for 1996 were $628.1 million, down 10.3% compared with sales of $700.1 million for 1995. Denim sales for 1996 were down 9.6% from 1995, the result of lower volume. In addition, the Company experienced 12.7% lower specialty sportswear sales. Operating margins in 1996 for the apparel segment were 4.9% of sales as compared with 5.7% in 1995. Cotton costs increased marginally from 1995 amounts but were offset by fabric price increases. In 1996, apparel segment margins were negatively impacted by operating both denim and specialty sportswear manufacturing facilities at less than capacity. Export sales, primarily denims, were up 6.5% compared with the previous year amounts.

HOME FURNISHINGS Excluding Olympic, home furnishings segment sales were $113.1 million for 1996, down 2.0% from 1995. Sales of Cone Jacquards, which started operation in late 1995, partially offset lower sales in both the Cone Finishing and Cone Decorative Fabrics Divisions. The home furnishings segment, excluding Olympic, had an operating loss of $8.5 million compared with income of $0.3 million for the 1995 period. The loss was primarily the result of lower sales volume and operating at levels substantially less than capacity.

      Total Company selling and administrative expenses declined from $89.6 million in 1995 to $86.4 million in 1996. However, selling and administrative expenses rose to 11.6% of sales in 1996, as compared with 9.8% for the previous year as a result of businesses operating at substantially less than capacity.
      Interest expense for 1996 was up $0.4 million, as compared with the 1995 period. Income taxes in 1995 were $7.3 million whereas the Company had an income tax benefit of $2.3 million in 1996. See Note 12 of Notes to Consolidated Financial Statements.


LIQUIDITY AND CAPITAL RESOURCES
The Company's principal long-term capital components consist of debt outstanding under a Note Agreement with The Prudential Insurance Company of America (the "Senior Note"), its 8 1/8% Debentures issued on March 15, 1995 and due March 15, 2005 (the "Debentures"), and stockholders' equity. Primary sources of liquidity are internally generated funds, an $80 million Credit Agreement with a group of banks with Morgan Guaranty Trust Company of New York ("Morgan Guaranty") as Agent Bank (the "Revolving Credit Facility"), and the $40 million Receivables Purchase Agreement (the "Receivables Purchase Agreement") with Delaware Funding Corporation, an affiliate of Morgan Guaranty. The Receivables Purchase Agreement is a renewable, one-year agreement entered into on March 25, 1997 between Delaware Funding Corporation and Cone Receivables, LLC, a wholly owned subsidiary of Cone Mills Corporation. This facility was renewed in March 1998. The Company's Revolving Credit Facility was entered into in August 1997 and is a successor facility with terms and conditions not materially different from the previous facility. On December 28, 1997, the Company had funds available of $80 million under its Revolving Credit Facility.
      During 1997, the Company generated cash from operating activities before changes in working capital of $13.2 million, as compared with $25.8 million in 1996. Working capital reductions in 1997, primarily inventories, were $11.1 million. Other sources of cash included net proceeds of $19.5 million realized from the sale of substantially all of the assets of the real estate operations and proceeds of $5.0 million from the sale of plant and equipment. Uses of cash in 1997 included $36.3 million for capital expenditures, $10.8 million for repayment of long-term debt, $1.5 million for the repurchase of common stock and $2.9 million for preferred stock dividends.
      The Company believes that internally generated operating funds and funds available under its credit facilities will be sufficient to meet its working capital, capital spending, potential stock repurchases and financing needs for the foreseeable future.
      On December 28, 1997, the Company's long-term capital structure consisted of $139.7 million of long-term debt and $196.5 million of stockholders' equity. For comparison, on December 29, 1996, the Company had $150.0 million of long-term debt and $210.3 million of stockholders' equity. Long-term debt (including current maturities of long-term debt) as a percentage of long-term debt and stockholders' equity was 43% at both year-ends, 1997 and 1996.
      Accounts and note receivable on December 28, 1997, were $43.8 million, down from $49.1 million at December 29, 1996. At December 28, 1997, the Company had sold accounts receivable of $66 million to Cone Receivables, LLC, an unconsolidated subsidiary, which subsequently sold $40 million of these accounts receivables to an unrelated party. In addition to the $40 million received for the sale of these receivables, the Company also has received a $24 million subordinated note receivable from Cone Receivables, LLC. At December 29, 1996, the Company had sold $42 million of accounts receivable to an unrelated party. The decrease in accounts and note receivable from year-end 1996 to year-end 1997 was primarily due to the collection of receivables from business units sold and a lower number of days of sales outstanding as certain customers paid in advance of due date. The Company adopted SFAS 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" during the first quarter of 1997 (See Note 2 of Notes to Consolidated Financial Statements). Receivables, including those sold pursuant to the Receivables Purchase Agreement, represented 45 days of sales outstanding at December 28, 1997 and 54 days at December 29, 1996.
      Inventories on December 28, 1997, were $115.7 million, down $23.9 million from December 29, 1996 levels. The decrease was primarily due to the sale of operating units and lower denim finished goods inventories partially offset by increases in raw material levels.
         Capital spending in 1997 was $36.3 million. Projects included new denim weaving machines, capacity expansion of the jacquard facility and computer technology.
      Capital spending in 1998 is expected to be $37 million. Projects include new weaving machines and linked ring spinning for the White Oak denim plant and additional looms for the jacquard facility. Approximately $9.4 million of the budgeted capital expenditures for 1998 had been committed on December 28, 1997.
      The Company recognizes the business implications regarding the Year 2000 as it relates to computer programs and software systems. The Company is currently adopting new software and modifying existing software to ensure that business operations are not negatively impacted by the millennium change. The Company is coordinating Year 2000 readiness with other entities with which it interacts, both domestically and globally, including suppliers, customers and financial service organizations.
         Federal, state and local regulations relating to the workplace and the discharge of materials into the environment continue to change and, consequently, it is difficult to gauge the total future impact of such regulations on the Company. Existing government regulations are not expected to cause a material change in the Company's competitive position, operating results or planned capital expenditures. The Company has an active environmental committee which fosters protection of the environment and compliance with laws.
      The Company is a party to various legal claims and actions. Management believes that none of these claims or actions, either individually or in the aggregate, will have a material adverse effect on the financial condition of the Company.

       "Safe Harbor" Statement under Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.
   Except for the historical information presented, the matters disclosed in the foregoing discussion and analysis and other parts of this report include forward-looking statements. These statements represent the Company's current judgment on the future and are subject to risks and uncertainties that could cause actual results to differ materially. Such factors include, without limitation: (i) the demand for textile products, including the Company's products, will vary with the U.S. and world business cycles, imbalances between consumer demand and inventories of retailers and manufacturers and changes in fashion trends, (ii) the highly competitive nature of the textile industry and the possible effects of reduced import protection and free-trade initiatives, (iii) the unpredictability of the cost and availability of cotton, the Company's principal raw material, and (iv) the Company's relationships with Levi Strauss as its major customer. For a further description of these risks see the Company's 1997 Form 10-K, "Item 1. Business -Competition, -Raw Materials and -Customers" and "Management's Discussion and Analysis of Results of Operations and Financial Condition --Overview" of the Company's 1997 Annual Report to Shareholders incorporated by reference into Item 7. of the Form 10-K. Other risks and uncertainties may be described from time to time in the Company's other reports and filings with the Securities and Exchange Commission.

Financial Review

Consolidated Statements
of Operations                                                              20


Consolidated Balance Sheets                                                21


Consolidated Statements
of Stockholders' Equity                                                    22


Consolidated Statements
of Cash Flows                                                              23


Notes to Consolidated
Financial Statements                                                       24


Statement of Responsibility
for Financial Statements                                                   39


Independent Auditor's Report                                               39


Historical Financial Review                                                40

[GRAPHIC OMITTED]



                                       19
--------------------------------------------------------------------------------
-----

Consolidated Statements of Operations

Years Ended December 28, 1997, December 29, 1996 and December 31, 1995 (in thousands, except per share data)




                                                                           1997           1996          1995
                                                                           ----           ----          ----
NET SALES                                                             $ 716,853      $ 745,939     $ 910,217
                                                                      ---------      ---------     ---------
OPERATING COSTS AND EXPENSES:
 Cost of sales                                                          615,792        614,657       756,975
 Selling and administrative                                              78,266         86,394        89,561
 Depreciation                                                            25,948         26,868        28,257
 Restructuring                                                            5,176          5,197             -
                                                                      ---------      ---------     ---------
                                                                        725,182        733,116       874,793
                                                                      ---------      ---------     ---------
INCOME (LOSS) FROM OPERATIONS                                            (8,329)        12,823        35,424
                                                                      ---------      ---------     ---------
OTHER INCOME (EXPENSE):
 Interest income                                                          2,486            586           563
 Interest expense                                                       (14,160)       (15,483)      (15,081)
                                                                      ---------      ---------     ---------
                                                                        (11,674)       (14,897)      (14,518)
                                                                      ---------      ---------     ---------
INCOME (LOSS) BEFORE INCOME TAXES (BENEFIT) AND EQUITY IN EARNINGS
 (LOSSES) OF UNCONSOLIDATED AFFILIATES                                  (20,003)        (2,074)       20,906
INCOME TAXES (BENEFIT)                                                   (8,001)        (2,311)        7,306
                                                                      ---------      ---------     ---------
INCOME (LOSS) BEFORE EQUITY IN EARNINGS (LOSSES) OF UNCONSOLIDATED
 AFFILIATES                                                             (12,002)           237        13,600
EQUITY IN EARNINGS (LOSSES) OF UNCONSOLIDATED AFFILIATES (Net of
 income tax benefit of $2,992-1995)                                       2,637         (2,458)      (16,856)
                                                                      ---------      ---------     ---------
NET INCOME (LOSS)                                                     $  (9,365)     $  (2,221)    $  (3,256)
                                                                      =========      =========     =========
INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS                        $ (12,346)     $  (5,101)    $  (6,088)
                                                                      =========      =========     =========
EARNINGS (LOSS) PER SHARE - Basic and Diluted                         $    (.47)     $    (.19)    $    (.22)
                                                                      =========      =========     =========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING - Basic and Diluted           26,140         27,179        27,380
                                                                      =========      =========     =========


See Notes to Consolidated Financial Statements.
[GRAPHIC OMITTED]



                                     20
--------------------------------------------------------------------------------

Consolidated Balance Sheets

December 28, 1997 and December 29, 1996
(in thousands, except share and par value data)




                                                                              1997          1996
                                                                            --------      --------
ASSETS
 CURRENT ASSETS:
   Cash                                                                      $    856      $  1,018
   Accounts receivable, less allowances of $1,500 and $3,000                   19,958        49,073
   Subordinated note receivable                                                23,842             -
   Inventories                                                                115,663       139,533
   Other current assets                                                        19,228        14,794
                                                                            ---------     ---------
    Total Current Assets                                                      179,547       204,418
 INVESTMENTS IN UNCONSOLIDATED AFFILIATES                                      36,781        34,144
 OTHER ASSETS                                                                  38,431        40,746
 PROPERTY, PLANT AND EQUIPMENT                                                251,887       250,678
                                                                            ---------     ---------
                                                                             $506,646      $529,986
                                                                            =========     =========
LIABILITIES AND STOCKHOLDERS' EQUITY
 CURRENT LIABILITIES:
   Notes payable                                                             $  4,500      $  5,267
   Current maturities of long-term debt                                        10,714        10,754
   Accounts payable                                                            32,994        27,113
   Sundry accounts payable and accrued liabilities                             49,588        52,770
   Deferred income taxes                                                       23,370        23,667
                                                                            ---------     ---------
    Total Current Liabilities                                                 121,166       119,571
 LONG-TERM DEBT                                                               139,656       149,968
 DEFERRED INCOME TAXES                                                         38,523        40,066
 OTHER LIABILITIES                                                             10,781        10,130
 STOCKHOLDERS' EQUITY:
   Class A Preferred Stock - $100 par value; authorized 1,500,000 shares;
    issued and outstanding 383,948 shares                                      38,395        38,395
   Class B Preferred Stock - no par value; authorized 5,000,000 shares              -             -
   Common Stock - $.10 par value; authorized 42,700,000 shares; issued and
    outstanding 26,201,633 shares; 1996, 26,301,233 shares                      2,620         2,630
   Capital in excess of par                                                    62,300        62,995
   Retained earnings                                                          102,449       114,706
   Deferred compensation - restricted stock                                      (740)            -
   Currency translation adjustment                                             (8,504)       (8,475)
                                                                            ---------     ---------
    Total Stockholders' Equity                                                196,520       210,251
                                                                            ---------     ---------
                                                                             $506,646      $529,986
                                                                            =========     =========


See Notes to Consolidated Financial Statements.
[GRAPHIC OMITTED]



                                       21
--------------------------------------------------------------------------------

Consolidated Statements of Stockholders' Equity

Years Ended December 28, 1997, December 29, 1996 and December 31, 1995 (in thousands, except share data)



                                           Class A
                                      Preferred Stock             Common Stock
                                     Shares     Amount      Shares          Amount
                                    -------      -----    -----------       -------
BALANCE, JANUARY 1, 1995             383,948    $38,395      27,403,621     $2,740
Net income (loss)                          -          -               -          -
Currency translation loss - net
 of income tax benefit of
 $3,630                                    -          -               -          -
Class A Preferred Stock:
 Cash dividends paid                       -          -               -          -
Common Stock:
 Options exercised                         -          -           4,000          1
 Purchase of common shares                 -          -         (27,212)        (3)
                                    --------    -------   -------------     ---------
BALANCE, DECEMBER 31, 1995           383,948    $38,395      27,380,409     $2,738
Net income (loss)                          -          -               -          -
Currency translation adjustment:
 Sale of stock of affiliate                -          -               -          -
Class A Preferred Stock:
 Cash dividends paid                       -          -               -          -
Common Stock:
 Options exercised                         -          -          61,800          6
 Issuance of common shares                 -          -           6,000          1
 Purchase of common shares                 -          -      (1,146,976)      (115)
                                    --------    -------   -------------     --------
BALANCE, DECEMBER 29, 1996           383,948    $38,395      26,301,233     $2,630
Net income (loss)                          -          -               -          -
Currency translation adjustment            -          -               -          -
Class A Preferred Stock:
 Cash dividends paid                       -          -               -          -
Common Stock:
 Options exercised                         -          -          12,600          1
 Purchase of common shares                 -          -        (201,700)       (20)
 Issuance of restricted shares             -          -          89,500          9
 Restricted stock compensation             -          -               -          -
                                    --------    -------   -------------     --------
BALANCE, DECEMBER 28, 1997           383,948    $38,395      26,201,633     $2,620
                                    ========    =======   =============     ========



                                                                Deferred
                                    Capital in                 Compensation    Currency
                                      Excess      Retained     Restricted     Translation
                                      of Par      Earnings        Stock       Adjustment
                                    ------------   -------     ----           ------
BALANCE, JANUARY 1, 1995            $71,354       $ 125,771   $          -    $    (1,380)
Net income (loss)                         -          (3,256)             -              -
Currency translation loss - net
 of income tax benefit of
 $3,630                                   -               -              -         (8,543)
Class A Preferred Stock:
 Cash dividends paid                      -          (2,690)             -              -
Common Stock:
 Options exercised                       25               -              -              -
 Purchase of common shares             (289)              -              -              -
                                    -------       ---------   ------------    -----------
BALANCE, DECEMBER 31, 1995          $71,090       $ 119,825   $          -    $    (9,923)
Net income (loss)                         -          (2,221)             -              -
Currency translation adjustment:
 Sale of stock of affiliate               -               -              -          1,448
Class A Preferred Stock:
 Cash dividends paid                      -          (2,898)             -              -
Common Stock:
 Options exercised                      515               -              -              -
 Issuance of common shares               47               -              -              -
 Purchase of common shares           (8,657)              -              -              -
                                    -------       ---------   ------------    -----------
BALANCE, DECEMBER 29, 1996          $62,995       $ 114,706   $          -    $    (8,475)
Net income (loss)                         -          (9,365)             -              -
Currency translation adjustment           -               -              -            (29)
Class A Preferred Stock:
 Cash dividends paid                      -          (2,892)             -              -
Common Stock:
 Options exercised                       65               -              -              -
 Purchase of common shares           (1,512)              -              -              -
 Issuance of restricted shares          752               -           (761)             -
 Restricted stock compensation            -               -             21              -
                                    -------       ---------   ------------    -----------
BALANCE, DECEMBER 28, 1997          $62,300       $ 102,449   $       (740)   $    (8,504)
                                    =======       =========   ============    ===========


See Notes to Consolidated Financial Statements.
[GRAPHIC OMITTED]



                                     22
--------------------------------------------------------------------------------

Consolidated Statements of Cash Flows

Years Ended December 28, 1997, December 29, 1996 and December 31, 1995 (in thousands)




                                                                              1997           1996           1995
                                                                            -------        -------        -------
OPERATIONS
 Net income (loss)                                                           $  (9,365)     $  (2,221)     $  (3,256)
 Adjustments to reconcile net income (loss) to cash
   provided by operations:
   Depreciation                                                                 25,948         26,868         28,257
   Gain on divestitures                                                            (34)        (3,351)             -
   (Gain) loss on sale and writedown of property, plant and equipment           (2,114)           647         (1,794)
   Amortization                                                                  2,767          2,938          3,116
   Deferred compensation expense - restricted stock                                 21              -              -
   Equity in (earnings) losses of unconsolidated affiliates                     (2,637)         2,458         19,848
 Change in operating assets and liabilities, excluding effects of business acquisition and divestitures:
    Accounts receivable                                                         28,415         11,882         (4,075)
    Subordinated note receivable                                               (23,842)             -              -
    Inventories                                                                 11,836          5,729        (10,920)
    Other assets                                                                (2,905)        (4,258)       (12,968)
    Accounts payable and accrued liabilities                                    (2,440)       (11,594)        10,072
    Deferred income taxes                                                       (1,840)        (3,041)         1,837
    Other liabilities                                                              448          1,458          1,977
                                                                            ----------     ----------     ----------
   Cash provided by operations                                                  24,258         27,515         32,094
                                                                            ----------     ----------     ----------
INVESTING
 Investments in unconsolidated entities                                         (1,564)             -        (30,316)
 Proceeds from sale of stock in unconsolidated affiliate                             -            805              -
 Proceeds from divestitures                                                     19,529         44,045              -
 Proceeds from sale of property, plant and equipment                             4,995          4,402          5,924
 Acquisition, net of cash acquired                                                   -              -         (2,038)
 Capital expenditures                                                          (36,290)       (36,221)       (61,662)
                                                                            ----------     ----------     ----------
   Cash provided by (used in) investing                                        (13,330)        13,031        (88,092)
                                                                            ----------     ----------     ----------
FINANCING
 Net payments under line of credit agreements                                     (767)        (3,608)        (1,825)
 Increase (decrease) in checks issued in excess of deposits                      4,831        (12,369)        14,727
 Principal payments of long-term debt                                          (10,796)       (12,739)       (97,414)
 Proceeds from long-term debt borrowings                                             -              -         48,000
 Proceeds from debentures issued                                                     -              -         99,831
 Debt issuance costs                                                                 -              -           (915)
 Payment on interest hedge activity                                                  -              -         (4,272)
 Purchase of outstanding common stock                                           (1,532)        (8,771)          (292)
 Proceeds from issuance of common stock                                             66            521             26
 Dividends paid - Class A Preferred                                             (2,892)        (2,898)        (2,690)
                                                                            ----------     ----------     ----------
   Cash provided by (used in) financing                                        (11,090)       (39,864)        55,176
                                                                            ----------     ----------     ----------
   Net change in cash                                                             (162)           682           (822)
CASH AT BEGINNING OF YEAR                                                        1,018            336          1,158
                                                                            ----------     ----------     ----------
CASH AT END OF YEAR                                                          $     856      $   1,018      $     336
                                                                            ==========     ==========     ==========



See Notes to Consolidated Financial Statements.
[GRAPHIC OMITTED]



                                       23
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies
--------------------------------------------------------------------------------

PRINCIPLES OF CONSOLIDATION The consolidated financial statements include the accounts of Cone Mills Corporation and all majority owned subsidiaries (collectively, the "Company") except for Cone Receivables, LLC, which is a special-purpose entity. All significant intercompany transactions and balances have been eliminated in consolidation.

FISCAL YEAR The Company's fiscal year ends on the Sunday nearest December 31. The 1997, 1996 and 1995 fiscal years each contained 52 weeks.

INVENTORIES Inventories are stated at the lower of cost or market. The last-in, first-out (LIFO) method is used to determine cost of most domestically produced goods. The first-in, first-out (FIFO) or average cost methods are used to determine cost of all other inventories.

INVESTMENTS IN UNCONSOLIDATED AFFILIATES Investments in unconsolidated affiliated companies are accounted for by both the equity and cost methods, depending upon ownership levels. The Company's equity in earnings/losses and currency translation adjustments may be recorded on up to a one-quarter delay basis.

OTHER ASSETS Other assets consist primarily of the excess of cost over net assets acquired and trade names, which are carried at cost less accumulated amortization. Costs are amortized using the straight-line method over the estimated useful lives of the related assets, not exceeding twenty years.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment is carried at cost. Depreciation is computed by the straight-line method for financial reporting purposes over the following estimated useful lives:



Buildings                 15-39 Years
Machinery and Equipment   10-20 Years
Other                      3-20 Years

IMPAIRMENT OF ASSETS Impairments of long-lived assets used in operations or to be disposed of are recorded as losses by the Company when the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

DEFERRED INCOME TAXES Deferred income taxes are provided on the difference between the financial reporting and the income tax basis of assets and liabilities, principally inventories, and property, plant and equipment. Balance sheet classification of these deferred income taxes is based upon the classification of the related assets or liabilities that created the temporary differences and does not necessarily reflect the expected timing of the reversals.

CAPITAL STOCK REDEEMED Redemption of capital stock is accounted for by the par value method. Excess of redemption price over par value for Class A Preferred Stock is charged to retained earnings. Excess of purchase price over par value for common stock is charged to capital in excess of par applicable to common shares and to retained earnings thereafter.

REVENUE RECOGNITION Revenue from product sales is recognized at the time ownership of the goods transfers to the customer.

ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



Note 2. Securitization of Accounts Receivable
--------------------------------------------------------------------------------

On March 25, 1997, the Company entered into a one year agreement with the subsidiary of a major financial institution ("the purchaser") and Cone Receivables, LLC, a wholly owned subsidiary of Cone Mills Corporation, which allows the sale of up to $40 million undivided interest in eligible accounts receivable by Cone Receivables, LLC. Cone Receivables, LLC, a qualifying special-purpose entity, meets the requirements for accounts receivable securitization in accordance with SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," and therefore is not a consolidated entity of the Company. The Company accounts for the sale of receivables to Cone Receivables, LLC, as a true sale in accordance with SFAS 125.
        At December 28, 1997, the Company had sold accounts receivable of $66 million, less a $2 million allowance for doubtful accounts receivable, to Cone Receivables, LLC.


[GRAPHIC OMITTED]



                                     24
--------------------------------------------------------------------------------

The Company currently has a subordinated note receivable from Cone Receivables, LLC of $24 million.
        Prior to March of 1997, the Company had an agreement with a subsidiary of a major financial institution which allowed the sale without recourse of up to $50 million undivided interest in eligible trade receivables. The Company acted as an agent for the purchaser by performing record keeping and collection functions of receivables sold. Accounts receivable, under this agreement, was shown net of $42 million sold at December 29, 1996.

Note 3. Inventories
--------------------------------------------------------------------------------


(in thousands)                1997         1996
                            --------     --------
Greige and finished goods   $ 81,130     $ 94,635
Work in process               11,260       10,793
Raw materials                 11,122        7,231
Supplies and other            12,151       26,874
                            --------     --------
                            $115,663     $139,533
                            ========     ========

        Inventories valued at LIFO as of December 28, 1997 and December 29, 1996 were 95% and 73% of total inventories, respectively. If current replacement cost had been used for valuing financial statement inventories, that portion of the inventories based on the LIFO method would have been approximately $25 million higher at December 28, 1997, and $28 million higher at December 29, 1996. LIFO inventories valued for financial statement purposes exceed their income tax basis by approximately $81 million at December 28, 1997 and $83 million at December 29, 1996. During 1997, 1996 and 1995, certain inventory quantities were reduced, resulting in a liquidation of LIFO inventory layers carried at the lower costs prevailing in prior years. The effect of these liquidations decreased net losses by less than $0.1 million in 1997, $1.4 million in 1996 and $0.5 million in 1995.

Note 4. Investments in Unconsolidated Affiliates
--------------------------------------------------------------------------------

In 1993, the Company purchased a 20% ownership in Compania Industrial de Parras S.A. de C.V., ("CIPSA"), a denim manufacturer in Mexico. In December 1994, the Mexican government devalued the peso and allowed it to freely trade against the U.S. dollar resulting in a substantial decline in value of the peso versus the U.S. dollar. The peso continued to devalue versus the U.S. dollar in 1995 sending the Mexican economy into a severe recession. On September 30, 1995, the peso was trading at 6.38 pesos per U.S. dollar versus an exchange rate of approximately 3.45 prior to the devaluation. Due to the peso devaluation CIPSA recognized large foreign currency transaction losses related to debt denominated in U.S. dollars. In the fourth quarter of 1995 the peso continued to devalue and was trading at 7.69 pesos per U.S. dollar on December 31, 1995. Due to the continued devaluation of the peso and the deepening of the recession in the Mexican economy, the Company accelerated the amortization of goodwill associated with its investment in CIPSA increasing its 1995 loss by $3.6 million. In 1995, based upon the above factors and the share price for the fourth quarter 1995 capital increase, the Company recognized an additional $7.3 million charge, reduced by a tax benefit of $3.0 million, to adjust its investment in CIPSA to expected net realizable value. Pursuant to a December
22, 1995 agreement the Company sold 1.5 million shares of CIPSA (approximately 10% of its holdings) for $0.8 million in January 1996. Through 1995 the Company accounted for this investment by the equity method. Based upon the reduction in its ownership to 18% and certain other factors, the Company began accounting for its investment in CIPSA by the cost method during the first quarter of 1996.
        The Company and CIPSA formed a company, Parras Cone de Mexico, S.A., ("Parras Cone"), to build and operate a denim manufacturing facility in Parras, Mexico. Parras Cone is capitalized with approximately $60 million of equity from the shareholders, each with a 50% interest, and approximately $60 million of Mexican bank financing. The debt is not guaranteed by Cone Mills Corporation or CIPSA. Parras Cone began production of denim in the fourth quarter of 1995. The Company's equity in earnings of Parras Cone was $2.6 million for 1997. Included in the 1996 statement of operations is a loss of $2.5 million representing the portion of Parras Cone's losses for 1996 and the fourth quarter of 1995. As is customary for start-up foreign operations, the equity in earnings/losses of Parras Cone were previously recorded on a one quarter delay based on the availability of information. As Parras Cone became fully-operational in 1996, the Company elected to report the equity in earnings/losses as of the same period as the


[GRAPHIC OMITTED]



                                       25
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Company's reporting period beginning in the fourth quarter of 1996. This change increased the loss reported in 1996 by $0.8 million. The summarized unaudited financial information of Parras Cone is set forth below:



(in thousands)             1997         1996
                         -------      -------
Current assets            $ 18,332     $ 14,511
Noncurrent assets          103,611      110,870
Current liabilities         13,218       13,468
Noncurrent liabilities      51,506       59,934
Net sales                   84,849       63,810
Gross profit                15,827        4,791
Net income (loss)            5,396       (5,368)

        Cone Receivables, LLC, a qualifying special-purpose entity formed in 1997, is a 100% owned unconsolidated subsidiary of the Company. The summarized unaudited financial information of Cone Receivables, LLC, is set forth below:



(in thousands)             1997
                         -------
Current assets            $25,788
Noncurrent assets               -
Current liabilities        24,225
Noncurrent liabilities          -
Net sales                    NA
Gross profit                 NA
Net income                    664

Note 5. Other Assets


(in thousands)                              1997         1996
                                          -------      -------
Excess of cost over net assets acquired    $19,693      $19,693
Trade names                                 14,332       14,332
Other intangible assets                      5,005        5,299
                                          --------     --------
                                            39,030       39,324
Less accumulated amortization                7,145        4,945
                                          --------     --------
                                            31,885       34,379
Other assets                                 6,546        6,367
                                          --------     --------
                                           $38,431      $40,746
                                          ========     ========

Note 6. Property, Plant and Equipment


(in thousands)                    1997         1996
                                --------     --------
Land                             $ 11,799     $ 17,880
Buildings                          85,206       83,048
Machinery and equipment           329,249      319,271
Other                              33,724       34,143
                                ---------    ---------
                                  459,978      454,342
Less accumulated depreciation     208,091      203,664
                                ---------    ---------
                                 $251,887     $250,678
                                =========    =========

Note 7. Notes Payable
--------------------------------------------------------------------------------
At December 28, 1997 the Company had outstanding unsecured short-term notes payable of $4.5 million at a weighted average interest rate of 5.94%. The Company's real estate subsidiary, which was sold in May 1997, had unsecured notes payable outstanding of $5.3 million at December 29, 1996, at a weighted average interest rate of 7.51%.


[GRAPHIC OMITTED]



                                       26
--------------------------------------------------------------------------------

Note 8. Sundry Accounts Payable and Accrued Liabilities



(in thousands)                              1997         1996
                                          -------      -------
Accrued salaries, wages and commissions   $10,274      $14,435
Checks issued in excess of deposits        17,999       13,168
Other                                      21,315       25,167
                                          -------      -------
                                          $49,588      $52,770
                                          =======      =======

Note 9. Long-Term Debt
--------------------------------------------------------------------------------


(in thousands)                 1997         1996
                             --------     --------
Senior Note                  $ 53,572     $ 64,286
Revolving Credit Agreement          -            -
8 1/8% Debentures              96,798       96,353
Other                               -           83
                             --------     --------
                              150,370      160,722
Less current maturities        10,714       10,754
                             --------     --------
                             $139,656     $149,968
                             ========     ========

        The Senior Note is a ten year $75 million 8% Promissory Note, dated August 13, 1992. Annual principal payments of $10.7 million began August 1996 with the remaining principal amount due August 2002. In August of 1997, the Company signed a new three-year $80 million Revolving Credit Agreement. Borrowings under this Agreement are based upon current quoted rates, as determined by either the prime rate, CD rate, or LIBOR, at the Company's option, or through a competitive bid. The Company had no borrowings under this Agreement at December 28, 1997. The total Revolving Credit Facility of $80 million remains available for future working capital requirements or general corporate purposes and represented unused funding capacity at December 28, 1997. These financing agreements contain certain covenants regarding the operations and financial condition of the Company. The Company was in compliance with all loan covenants at December 28, 1997.
        On March 15, 1995, the Company completed the sale of $100 million
8 1/8% Debentures through an underwritten public offering. The unsecured debentures are due March 15, 2005, and are not redeemable prior to maturity. Interest is payable semiannually each March 15 and September 15. In early 1995, considering the uncertainty in the bond market, the Company entered into an interest rate hedge contract to fix the interest rate on the debentures. The contract was terminated in conjunction with the pricing of the debentures at a cost of $4.3 million. Amortization of the loss on the interest rate hedge and original issue discount, both over a ten-year life, will result in an 8.57% effective rate for the issue.
        Annual maturities of long-term debt for each of the next five fiscal years are:



(in thousands)
1998            $10,714
1999             10,714
2000             10,714
2001             10,714
2002             10,716

Note 10. Retirement Plans
--------------------------------------------------------------------------------

The Company maintains noncontributory defined benefit pension plans covering substantially all employees. The plan covering salaried employees provides pension benefits based on years of service and average compensation for the highest five consecutive years during the last ten years of service. Plans covering hourly employees and long distance drivers provide benefits based on compensation for each year of service. The Company's funding policy is to make annual contributions of amounts that are deductible for income tax purposes. Assets of the pension plans at the end of 1997 were approximately 65% invested in fixed income securities consisting of bond funds and short-term money market or cash equivalent funds, while the remaining 35% were invested in an equity fund.

[GRAPHIC OMITTED]





        Net periodic pension cost for 1997, 1996 and 1995 included the following components:



(in thousands)                          1997          1996          1995
                                      ------        ------        ------
Service cost, benefits earned during
  period                              $3,273        $3,652        $2,748
Interest cost on projected benefit
  obligation                           3,688         3,363         2,552
Actual return on assets               (4,394)       (1,963)       (2,174)
Net amortization and deferral          3,200         1,518         2,031
                                      ------        ------        ------
                                      $5,767        $6,570        $5,157
                                      ======        ======        ======

                                       27
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

     Assumptions used in determining the net periodic pension cost of the pension plans are as follows:



                                                     1997        1996        1995
                                                     ----        ----        ----
Discount rate                                         7.5%        7.0%        8.0%
Average rate of increase in compensation levels       4.8         5.0         5.0
Expected long-term rate of return on assets           8.0         9.0         9.0

     The following table sets forth the pension plans' funded status and amounts recognized in the Company's consolidated balance sheets at December 28, 1997 and December 29, 1996:



(in thousands)                                                                                1997
                                                                                   ---------------------------
                                                                                      Assets      Accumulated
                                                                                      Exceed       Benefits
                                                                                    Accumulated     Exceed
                                                                                     Benefits       Assets
                                                                                   -------        ------
Actuarial present value of accumulated benefit obligation - vested portion         $34,833       $ 3,612
Actuarial present value of accumulated benefit obligation - nonvested portion        4,280         1,271
                                                                                   -------       -------
Accumulated benefit obligation - total                                              39,113         4,883
Additional amounts related to projected compensation levels                         14,171         3,972
                                                                                   -------       -------
Total actuarial projected benefit obligation for service rendered to date           53,284         8,855
Less: Plan assets at fair value                                                     43,391             -
                                                                                   -------       -------
Projected benefit obligation in excess of plan assets                               (9,893)       (8,855)
Unrecognized net actuarial loss, difference in assumptions and
 actual experience                                                                  21,064         4,929
Unrecognized prior service cost (income)                                              (685)          431
Initial unrecognized net liability at date of adoption, being recognized
 over 14-16 years                                                                      253           377
Adjustment to recognize minimum liability through recording an
 intangible asset                                                                        -        (1,765)
                                                                                   -------       -------
Pension related assets (liabilities) included in the consolidated balance sheets   $10,739       $(4,883)
                                                                                   =======       =======



(in thousands)                                                                                 1996
                                                                                   --------------------------
                                                                                      Assets      Accumulated
                                                                                      Exceed       Benefits
                                                                                    Accumulated     Exceed
                                                                                     Benefits       Assets
                                                                                   -------        ------
Actuarial present value of accumulated benefit obligation - vested portion         $28,506       $ 4,506
Actuarial present value of accumulated benefit obligation - nonvested portion        2,748           143
                                                                                   -------       -------
Accumulated benefit obligation - total                                              31,254         4,649
Additional amounts related to projected compensation levels                         13,772         2,067
                                                                                   -------       -------
Total actuarial projected benefit obligation for service rendered to date           45,026         6,716
Less: Plan assets at fair value                                                     35,562             -
                                                                                   -------       -------
Projected benefit obligation in excess of plan assets                               (9,464)       (6,176)
Unrecognized net actuarial loss, difference in assumptions and
 actual experience                                                                  21,120         3,212
Unrecognized prior service cost (income)                                              (771)          469
Initial unrecognized net liability at date of adoption, being recognized
 over 14-16 years                                                                      304           472
Adjustment to recognize minimum liability through recording an
 intangible asset                                                                        -        (2,086)
                                                                                   -------       -------
Pension related assets (liabilities) included in the consolidated balance sheets   $11,189       $(4,649)
                                                                                   =======       =======

     Assumptions used in determining the funded status of the pension plans (shown above) are as follows:



                                                     1997        1996
                                                     ----        ----
Discount rate                                         7.0%        7.5%
Average rate of increase in compensation levels       4.8         4.8

        Listed below are the Company's five defined contribution plans which cover substantially all employees.


1. The 1983 Employee Stock Ownership Plan ("ESOP")
2. The Supplemental Retirement Plan ("SRP")
3. The Supplemental Retirement Plan - Hourly ("SRP Hourly")
4. The Employee Equity Plan ("EEP")
5. The Employee Equity Plan - Hourly ("EEP Hourly")

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



[GRAPHIC OMITTED]



                                     28
--------------------------------------------------------------------------------

        The 401(k) Program consists of the EEP, EEP Hourly, SRP and the SRP Hourly plans. Participants of the Program may contribute from 2% to 15% of their annual compensation to their respective SRP or to their respective EEP, or their contributions may be divided between the two respective plans. The Company makes matching cash contributions of 25% to both SRP plans, and 50% to both EEP plans. The Company does not match employee contributions in excess of 6% of the employee's annual compensation.

        Expenses for the defined contribution plans are shown below:



(in thousands)   1997       1996        1995
                 ----      ------      ------
EEP (combined)   $779      $1,080      $1,197
SRP (combined)    716         692         712

Note 11. Postretirement Benefits Other Than Pensions
--------------------------------------------------------------------------------

The Company provides postretirement health care benefits to certain retired employees between the ages of 55 and 65. These employees become eligible for postretirement health care benefits if they retire after age 55 and have completed ten years of service. The plan is contributory, with retiree contributions and plan design adjusted annually to reflect changes in health care costs.
        The net periodic pension cost for postretirement benefits included the following components:



(in thousands)                               1997      1996       1995
                                             ----      ----      ----
Service cost for benefits earned during the
  year                                       $137      $135      $132
Interest cost on accumulated benefit
  obligation                                  216       195       244
Amortization of the unrecognized net gain       -         -      (101)
Amortization of transition obligation
  over 20 years                               114       114       230
                                             ----      ----      ----
                                             $467      $444      $505
                                             ====      ====      ====

        The actuarial and recorded liabilities for postretirement benefits, none of which have been funded, are as follows:



(in thousands)                             1997       1996
                                          ------     ------
Accumulated postretirement
  benefit obligation:
  Retirees                                $  534     $  430
  Fully eligible active
    plan participants                        995        847
  Other active plan participants           1,780      1,618
                                          ------     ------
                                           3,309      2,895
Plus unrecognized net gain                    56        195
Less unrecognized transition obligation    1,713      1,827
                                          ------     ------
Accrued postretirement
  benefit cost                            $1,652     $1,263
                                          ======     ======

        For measurement purposes, an 8.0% annual rate of increase in per capita health care cost of covered benefits was assumed for 1998, with such rate of increase gradually declining to 5.5% in 2003. Increasing the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation for fiscal year 1997 by $0.4 million and increase net periodic postretirement benefit expense by less than $0.1 million in 1997. The accumulated postretirement benefit obligation was computed using an assumed discount rate of 7.0% for 1997 and 7.5% for 1996. In 1996, the Company amended the plan which reduced the accumulated postretirement benefit obligation. The reduction of $2.0 million was offset against the unrecognized transition obligation.


[GRAPHIC OMITTED]



                                       29
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Note 12. Income Taxes (Benefit)
--------------------------------------------------------------------------------

The following tables present the provision (credit) for income taxes, the components of the income tax expense (benefit), a reconciliation of the U.S. statutory income tax provision (credit) to the actual income tax provision (credit), and the components and items comprising net deferred income tax liability.

Provision (Credit) for Income Taxes

(in thousands)                                                                  1997           1996           1995
                                                                              -------        -------        ------
Income (loss) before equity in earnings/losses of unconsolidated affiliates   $(8,001)       $(2,311)       $7,306
Equity in losses of unconsolidated affiliates                                       -              -        (2,992)
                                                                              -------        -------        ------
Subtotal - Provision (credit) for income taxes                                 (8,001)        (2,311)        4,314
Stockholders' equity, currency translation adjustment                               -              -        (3,630)
                                                                              -------        -------        ------
                                                                              $(8,001)       $(2,311)       $  684
                                                                              =======        =======        ======

Components of Income Tax Provision (Credit)

(in thousands)                           1997                     1996
                           ---------------------------------      ----
                            Current     Deferred     Total      Current
                           --------     -------      -------      ----
Federal                    $(6,351)     $(1,596)     $(7,947)     $342
State, local and foreign       190         (244)         (54)      388
                           -------      -------      -------      ----
                           $(6,161)     $(1,840)     $(8,001)     $730
                           =======      =======      =======      ====



(in thousands)                      1996                        1995
                           ----------------------   ----------------------------
                            Deferred     Total      Current   Deferred    Total
                           ---------    -------     -------   -------     ------
Federal                    $(1,742)     $(1,400)     $2,271    $1,417     $3,688
State, local and foreign    (1,299)        (911)        206       420        626
                           -------      -------      ------    ------     ------
                           $(3,041)     $(2,311)     $2,477    $1,837     $4,314
                           =======      =======      ======    ======     ======

Reconciliation of Income Tax Provision (Credit)

(in thousands)                          1997           1996           1995
                                      -------        -------        ------
Statutory U. S. tax                   $(6,078)       $(1,586)       $  370
State income taxes (benefit), net of
  federal benefit (taxes)                 (50)          (644)          407
Tax benefit from foreign sales
  corporation                          (1,239)          (798)       (1,210)
Equity in (earnings) losses of
  unconsolidated affiliates              (923)           860         4,387
Nondeductible meals and
  entertainment expenses                  158            155           189
Company owned life insurance              (53)          (104)         (178)
Donations of appreciated property           -           (119)          (73)
Other                                     184            (75)          422
                                      -------        -------        ------
                                      $(8,001)       $(2,311)       $4,314
                                      =======        =======        ======


Components of Net Deferred Income Tax Liability

(in thousands)                      1997           1996           1995
                                  -------        -------        -------
Deferred income tax liabilities   $78,039        $81,891        $83,231
Deferred income tax assets        (16,146)       (18,158)       (16,457)
                                  -------        -------        -------
                                  $61,893        $63,733        $66,774
                                  =======        =======        =======

Items Comprising Net Deferred Income Tax Liability

(in thousands)                    1997         1996         1995
                                -------      -------      -------
Property, plant & equipment -
  principally depreciation      $39,778      $40,118      $41,348
Alternative minimum tax          (2,710)      (2,670)      (3,825)
Inventories                      29,018       30,940       31,979
Other - net                      (4,193)      (4,655)      (2,728)
                                -------      -------      -------
                                $61,893      $63,733      $66,774
                                =======      =======      =======

[GRAPHIC OMITTED]



                                       30
--------------------------------------------------------------------------------

Note 13. Supplemental Cash Flow Information



(in thousands)                              1997          1996       1995
                                         ---------      -------    -------
Cash Payments For:
 Interest, net of interest capitalized    $ 14,579      $15,860    $12,758
                                         =========      =======    =======
 Income taxes, net of refunds             $ (3,188)     $ 1,189    $ 3,861
                                         =========      =======    =======
Receivable recorded from divestitures     $    270      $ 1,879    $     -
                                         =========      =======    =======
Details of Divestures:
 Inventories                              $ 12,034      $17,112
 Property, plant and equipment               6,262       21,563
 Other                                       1,199        2,019
 Gain                                           34        3,351
                                         ---------      -------
                                          $ 19,529      $44,045
                                         =========      =======
Details of Acquisition:
 Working capital, other than cash                                  $(2,008)
 Property, plant and equipment                                         (30)
                                                                   -------
                                                                   $(2,038)
                                                                   =======

Note 14. Capital Stock
--------------------------------------------------------------------------------

All Class A Preferred Stock is held by the Company's 1983 Employee Stock Ownership Plan ("ESOP") except shares held by a former participant who elected to receive shares in a distribution of account balances. Class A Preferred Stock is nonvoting, except as otherwise required by law, and is senior in dividend preference to all other classes of capital stock. Class A Preferred Stock has a liquidation preference senior to all other classes of capital stock of $100 per share plus accrued and unpaid dividends.
        Holders of Class A Preferred Stock are entitled to receive dividends on the 31st day of March of each year from funds legally available therefor when, as and if declared by the Board of Directors. The dividend rate is established on March 31 for the succeeding dividend period and is determined by an independent investment bank or appraisal firm selected by the Board of Directors, subject to confirmation by the ESOP trustee. The dividend rate is determined annually and is that rate required to make the fair market value of Class A Preferred Stock equal to its original par value. The dividend rate cannot exceed 13% per annum or be less than 7% per annum. Dividends on Class A Preferred Stock are cumulative, but accumulated dividends do not bear interest. Dividend rates declared for Class A Preferred Stock were 7.85% for 1998, and 7.5% for 1997 and 1996.
        Dividends on the Class A Preferred Stock are, at the option of the Board of Directors, paid in cash or by delivery of shares of the Company's Class A Preferred Stock, Common Stock or by delivery of other "qualifying employer securities" of the Company as that term is used, on the date of such delivery, in Section 407 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (or the corresponding section of any future law) or by a combination of the foregoing; provided, however, that on the date of delivery the fair market value of any stock or qualifying employer securities used to pay dividends shall be equal to or greater than the amount of dividends paid therewith. All dividends paid to date on the Class A Preferred Stock have been paid in additional shares of Class A Preferred Stock or cash.
        Class A Preferred Stock held by the 1983 ESOP may be redeemed, in whole or in part, at the option of the Company by a vote of the Board of Directors, at a price equal to the greater of $100 per share or the fair market value thereof, plus dividends accrued and unpaid thereon to the date fixed for redemption. The redemption price shall be paid in cash or by delivery of shares of the Company's Class A Preferred Stock, Common Stock or by delivery of other qualifying employer securities or a combination of the foregoing, at the Company's option; provided, however, that on the date of delivery the fair market value of any stock or other qualifying employer securities used to pay the redemption price shall be equal to or greater than the redemption price (or portion thereof) paid therewith. The fair market value of Class A Preferred Stock was determined to be $100.06 per share at December 28, 1997.
        Purchases of Class A Preferred Stock by the ESOP may be necessary to provide all or part of the pension due under the Company's defined benefit plans pursuant to the floor offset arrangement in connection with the ESOP and to make distributions due to retired or terminated employees. The ESOP is obligated to purchase shares of Class A Preferred Stock from participants and former participants

[GRAPHIC OMITTED]



                                       31
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

of these plans in accordance with the terms and conditions of the plans, the trust agreements and liquidity agreements thereunder. To the extent the ESOP has insufficient liquidity to make these purchases, it may require the Company to repurchase shares of Class A Preferred Stock. It is within the control of the Company to satisfy the liquidity needs of the ESOP through cash contributions, cash dividends or optional repurchases of the Class A Preferred Stock.
        The Company is authorized to issue Class B Preferred Stock but it has no Class B Preferred Stock outstanding nor does it have present plans to issue such shares. The Restated Articles of Incorporation provide that the Board of Directors may determine the preferences, limitations and relative rights of the Class B Preferred Stock, including voting rights, which could adversely affect the voting rights of holders of Common Stock. Any Class B Preferred Stock which is authorized and issued shall be junior to Class A Preferred Stock in accordance with the terms of the Restated Articles of Incorporation.

        Holders of Common Stock are entitled ratably, share for share, to dividends, when, as and if declared by the Board of Directors, out of funds legally available. Common Stock is junior to Class A Preferred Stock with respect to dividend preference and may be junior to Class B Preferred Stock depending upon the relative preferences, limitations and relative rights the Board of Directors may determine upon issuance of such Class B Preferred Stock.

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

Note 15. Stock Plans
--------------------------------------------------------------------------------

The Company's 1984 Stock Option Plan provided for the granting of options to purchase 5,000,000 shares of Common Stock. Options granted pursuant to the plan were nonqualified stock options with a term of ten years, and included income tax reimbursement in accordance with the terms of the plan. All options granted under this plan which are outstanding are exercisable as of December 28, 1997. No additional grants may be made under the 1984 Plan.
        The Company has in effect the 1992 Amended and Restated Stock Plan that permits the granting of options to purchase up to 2,000,000 shares of Common Stock. Options granted may be incentive stock options or nonqualified stock options. Option grants under this plan have a term of ten years and an exercise price equal to the market price of the Company's common stock on the date of grant. The 1992 Amended and Restated Stock Plan also permits the granting of an aggregate of 200,000 shares of common stock as restricted stock or performance shares in lieu of options.
        Incentive stock options were granted in 1993, and nonqualified stock options with a tax reimbursement feature were granted in 1994 and 1996. In 1997, both incentive stock options and nonqualified stock options (without the tax reimbursement feature) were granted. In 1997, the Company issued 89,500 restricted shares with a charge to compensation expense of less than $0.1 million. These shares have a vesting period of one to five years.

        Unless otherwise stipulated, the options are exercisable on a cumulative basis, at a rate of 20% in each twelve month period, beginning six months after the date of grant; however, the 1994 and 1996 options provide that no more than 50% of the shares granted can be exercised in any one calendar year. Of the incentive stock options granted in 1997, 23,500 are exercisable after six months from date of grant.
        The Company has in effect the 1994 Stock Option Plan for non-employee directors which allows the grant of options to purchase an aggregate of 100,000 shares of Common Stock. A grant of 1,000 shares is issued on the fifth business day after each annual meeting to each of the non-employee directors. The option price is the last reported sale price on the New York Stock Exchange composite tape on the date of grant. Options granted under the Plan are nonqualified stock option grants with a term of seven years.
        The Company applies Accounting Principles Board Opinion Number 25, "Accounting for Stock Issued to Employees," ("APB 25") and related Interpretations in accounting for these plans which requires compensation expense for the Company's options to be recognized only if the market price of the underlying stock exceeds the exercise price on the date of grant. Accordingly, the Company has not recognized compensation expense for its options granted in 1997, 1996 and 1995.



[GRAPHIC OMITTED]



                                       32
--------------------------------------------------------------------------------

        SFAS 123, "Accounting for Stock-Based Compensation," requires pro forma disclosures for option grants when accounting for stock-based compensation plans in accordance with APB 25. The pro forma effects are determined as if compensation costs were recognized using a fair value based accounting method. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 5.75% for 1997 and 6.5% for 1996 and 1995; expected lives of eight years for 1992 Plan options and six years for 1994 Plan options; expected volatility of 34% for 1997 and 35% for 1996 and 1995; and a zero percent dividend yield.

     The pro forma effects of net income (loss) and earnings (loss) per share of options granted in 1997, 1996 and 1995 are as follows:



(in thousands, except per share data)                           1997           1996           1995
                                                                ----           ----           ----
Reported net income (loss)                                  $ (9,365)      $ (2,221)      $ (3,256)
Pro forma net income (loss)                                   (9,692)        (2,423)        (3,256)
Reported earnings (loss) per share - basic and diluted      $  (0.47)      $  (0.19)      $  (0.22)
Pro forma earnings (loss) per share - basic and diluted        (0.48)         (0.20)         (0.22)

     SFAS 123 requires pro forma disclosures only for options granted after December 31, 1994; therefore, the pro forma amounts for compensation expense, as presented above, may not be representative of the pro forma earnings impact upon future years.
     A reconciliation of the Company's stock option activity and related information follows:



                                                            1997
                                                         ----------
                                                  Number         Exercise
                                                    of             Price
                                                  Options       Weighted
                                                (thousands)      Average
                                                --------------   -----------
Outstanding - beginning of year                        1,314   $    11.41
Granted                                                  241         8.48
Exercised                                                (12)        5.25
Forfeited                                               (121)       13.16
                                                --------------   ----------
Outstanding - end of year                              1,422   $    10.82
                                                ==============   ==========
Exercisable at end of year                               752   $    12.47
                                                ==============   ==========
Weighted average fair value of options granted
 during year                                     $      4.41
                                                ==============



                                                           1996                             1995
                                                -------------------------     ----------------------------
                                                  Number        Exercise        Number          Exercise
                                                    of           Price            of             Price
                                                  Options       Weighted        Options         Weighted
                                                (thousands)     Average       (thousands)       Average
                                                ----------      --------       ----------          ----
Outstanding - beginning of year                     1,047        $ 12.55           1,086       $  12.66
Granted                                               398           8.06               7          11.63
Exercised                                             (62)          6.46              (4)          6.50
Forfeited                                             (69)         13.94             (42)         15.63
                                                --------------   ----------  ----------------   ----------
Outstanding - end of year                           1,314        $ 11.41           1,047       $  12.55
                                                ==============   ==========  ================   ==========
Exercisable at end of year                            612        $ 12.79             512       $  12.15
                                                ==============   ==========  ================   ==========
Weighted average fair value of options granted
 during year                                     $   6.68                     $     5.97
                                                ==============               ================

     The following table summarizes information about stock options outstanding and exercisable at December 28, 1997:


                          Options Outstanding                       Options Exercisable
             --------------------------------------------   ----------------------------------
                                Wtd. Avg.
Range of        Number          Remaining       Wtd. Avg.      Number         Wtd. Avg.
Exercise      Outstanding       Contract        Exercise    Exercisable        Exercise
Prices         (thousands)         Life           Price     (thousands)         Price
-----        -------------      ---------       ------      -----------        ------
$ 5-9             720              8.32          $7.84          181            $ 6.72
11-13             342              6.79          12.01          211             12.01
15-16             360              5.10          15.63          360             15.63
             -------------                                      ---
                1,422              7.13          10.82          752             12.47
             =============                                      ===



[GRAPHIC OMITTED]



                                       33
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Note 16. Leases
--------------------------------------------------------------------------------

The Company has various leases accounted for as operating leases. Rent expense was $4.0 million, $5.3 million and $6.0 million for 1997, 1996 and 1995, respectively. Future minimum rental payments required under lease agreements for the next five years are $3.2 million for 1998, $2.5 million for 1999, $1.1 million for 2000, $0.6 million for 2001 and $0.1 million for 2002. Aggregate future minimum rental payments total $7.5 million.

Note 17. Contingencies
--------------------------------------------------------------------------------

The Company and its subsidiaries are involved in legal proceedings and claims arising in the ordinary course of business. Although there can be no assurance as to the ultimate disposition of these matters, management believes that the probable resolution of such contingencies will not have a material adverse effect on the financial condition of the Company.

Note 18. Earnings (Loss) Per Share
--------------------------------------------------------------------------------
The following table sets forth the computation of basic and diluted earnings
(loss) per share ("EPS"):



(in thousands, except per share data)                             1997          1996           1995
                                                                  ----          ----           ----
Net income (loss)                                             $ (9,365)      $(2,221)       $(3,256)
Preferred stock dividends                                       (2,981)       (2,880)        (2,832)
                                                              --------       -------        -------
Basic EPS - income (loss) available to common shareholders     (12,346)       (5,101)        (6,088)
Effect of dilutive securities                                        -             -              -
                                                              --------       -------        -------
Diluted EPS - income (loss) available to common shareholders
 after assumed conversions                                    $(12,346)      $(5,101)       $(6,088)
                                                              ========       =======        =======
Determination of shares:
Basic EPS - weighted-average shares                             26,140        27,179         27,380
Effect of dilutive securities                                        -             -              -
                                                              --------       -------        -------
Diluted EPS - adjusted weighted-average shares and
 assumed conversions                                            26,140        27,179         27,380
                                                              ========       =======        =======
Earnings (loss) per share - basic and diluted                 $   (.47)      $  (.19)       $  (.22)
                                                              ========       =======        =======

     Common stock options were outstanding during 1997, 1996 and 1995 but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.



Note 19. Segment Information and Major Customers
--------------------------------------------------------------------------------

The Company operates in two major segments within the textile industry: Apparel Fabrics and Home Furnishings. The Company designs, manufactures and markets Apparel Fabrics including denim in various styles, finishes and weights, yarn-dyed and chamois flannel shirting fabrics, printed fabrics and sportswear fabrics. The Home Furnishings segment consists of the design and distribution of decorative fabrics for the home furnishings industry and decorative fabrics commission dyeing, printing and finishing services. This segment also included the foam division, sold in January 1996, and real estate operations sold in May 1997.

        Sales to foreign customers, principally in Europe, were 25.1% of sales in 1997, 25.6% in 1996, and 19.8% in 1995. The Company has one apparel customer which accounted for more than 10% of net sales. Sales to this customer, as a percentage of net sales, were 36.6% in 1997, 49.3% in 1996 and 39.1% in 1995. At December 28, 1997, this customer had an outstanding accounts receivable balance with the Company of approximately $11.4 million. The Company has not incurred any losses related to this customer's accounts receivable.


[GRAPHIC OMITTED]




                                       34
--------------------------------------------------------------------------------

        Operating profit for each segment is total revenue less operating expenses applicable to that segment. Restructuring activities, general corporate expenses, interest, income taxes, and equity in earnings/losses of unconsolidated affiliates are not included in segment operating income. General corporate expenses include certain executive officers' compensation, legal expenses and bank fees. Intersegment sales and transfers are considered insignificant. Corporate assets include cash, administrative facilities, deferred charges, and miscellaneous receivables.

Segment Information


The Company operates in two major industry segments: products for apparel and home furnishings. Sales, operating income, identifiable assets, depreciation and amortization and capital expenditures for these segments are as follows:



(in thousands)                                                    1997          1996          1995
                                                                  ----          ----          ----
Sales
 Apparel                                                      $606,609      $628,139      $700,147
 Home Furnishings                                              110,244       117,800       210,070
                                                             ---------      --------      --------
                                                              $716,853      $745,939      $910,217
                                                             =========      ========      ========
Operating Income (Loss)
 Apparel                                                      $ 17,767      $ 31,024      $ 39,928
 Home Furnishings                                              (17,306)       (8,523)         (615)
 Restructuring                                                  (5,176)       (5,197)            -
                                                             ---------      --------      --------
                                                                (4,715)       17,304        39,313
                                                             ---------      --------      --------
General Corporate Expenses                                       3,614         4,481         3,889
Interest Expense - Net                                          11,674        14,897        14,518
                                                             ---------      --------      --------
                                                                15,288        19,378        18,407
                                                             ---------      --------      --------
Income (Loss) before Income Taxes (Benefit) and Equity in
 Earnings (Losses) of Unconsolidated Affiliates               $(20,003)     $ (2,074)     $ 20,906
                                                             =========      ========      ========
Operating Margin
 Apparel                                                           2.9%          4.9%          5.7%
 Home Furnishings                                                (15.7)         (7.2)         (0.3)

Identifiable Assets
 Apparel                                                      $303,157      $314,191      $311,917
 Home Furnishings                                              130,458       147,260       203,689
 Corporate                                                      36,250        34,391        31,034
 Investments in Unconsolidated Affiliates                       36,781        34,144        37,680
                                                             ---------      --------      --------
                                                              $506,646      $529,986      $584,320
                                                             =========      ========      ========
Depreciation and Amortization
 Apparel                                                      $ 16,697      $ 18,186      $ 19,691
 Home Furnishings                                                8,763         8,674         9,330
 Corporate                                                       3,255         2,946         2,352
                                                             ---------      --------      --------
                                                              $ 28,715      $ 29,806      $ 31,373
                                                             =========      ========      ========
Capital Expenditures
 Apparel                                                      $ 23,394      $ 26,203      $ 33,904
 Home Furnishings                                               11,140         8,687        21,660
 Corporate                                                       1,756         1,331         6,098
                                                             ---------      --------      --------
                                                              $ 36,290      $ 36,221      $ 61,662
                                                             =========      ========      ========


[GRAPHIC OMITTED]



                                       35
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Note 20. Financial Instruments
--------------------------------------------------------------------------------

The Company utilizes derivative financial instruments to manage risks associated with changes in cotton prices, foreign exchange rates and interest rates.
        The Company enters into options and futures contracts for cotton to manage the risk of cotton price fluctuations by hedging both committed and anticipated transactions. Gains and losses on these hedges are deferred and matched to inventory purchases and credited or charged to cost of sales as such inventory is sold. For 1997 and 1995 gains of $0.3 million and $1.3 million were credited to cost of sales. Losses for 1996 of $0.6 million were charged to cost of sales.
        The Company enters into foreign exchange contracts to hedge transactions denominated in foreign currencies related to export sales and machinery purchases. The gains or losses from these contracts are deferred and included in the basis of the transaction hedged. The fair value of these contracts is estimated using the end of year exchange rates.
        The carrying amounts of cash, accounts receivable, subordinated note receivable, certain other financial assets, accounts payable and short-term borrowings are reasonable estimates of their fair value at December 28, 1997 and December 29, 1996.
        The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities.

     The carrying amount and estimated fair value of certain financial instruments at December 28, 1997 and December 29, 1996 are as follows:



(in thousands)                  1997                       1996
                        -------------------      ---------------------
                        Carrying       Fair      Carrying       Fair
                         Amount       Value       Amount        Value
                        ------         ----      ------          ----
Foreign Exchange
 Contracts             $    -       $    -      $   383      $    375
Long Term Debt:
 Senior Note            53,572       53,963      64,286        66,369
 8 1/8% Debentures      96,798       99,120      96,353       104,320
 Other long-term debt        -            -          83            83

Note 21. Transactions with Affiliated Companies
--------------------------------------------------------------------------------

The Company has various transactions in the normal course of business with its unconsolidated affiliated companies. The Company purchased $0.7 million, $5.4 million and $44.8 million of finished goods from CIPSA in 1997, 1996 and 1995, respectively. Sales of finished goods to CIPSA were $1.6 million and $1.7 million in 1996 and 1995, respectively. The Company did not have significant sales with CIPSA in 1997. In addition, for 1995 the Company had proceeds of $1.0 million from the sale of used textile manufacturing equipment to CIPSA.

        Parras Cone began production of denim and yarn during the fourth quarter of 1995. Purchases of denim and yarn from Parras Cone were $71.5 million and $51.7 million in 1997 and 1996, respectively. Purchases of these products from this affiliate were insignificant during 1995. There were also insignificant miscellaneous services rendered from/to Parras Cone in the normal course of business.

Note 22. Restructuring Activities
--------------------------------------------------------------------------------

The Company's business strategy to focus on core businesses and facilities includes the divestiture of operations which management believes are inconsistent with the strategic objectives of the Company and the rationalization of manufacturing facilities to improve cost effectiveness. During 1996 and 1997, the Company completed several steps in its restructuring program resulting in charges of $5.2 million for restructuring activities in each year.

[GRAPHIC OMITTED]



                                     36
--------------------------------------------------------------------------------

        In January 1996, the Company completed the sale of its polyurethane products division, Olympic Products, to British Vita PLC. The Company sold all inventory and substantially all of the property, plant and equipment of this division. Proceeds of $42.2 million had been realized at December 29, 1996, and additional proceeds of $1.9 million were received in January 1997. Including the collection of outstanding receivables during 1996, total proceeds realized from this sale were in excess of $50 million. A gain of $4.3 million from the sale of this business was recognized in the Company's 1996 financial statements.
        In December 1996, the Company received proceeds of $1.9 million from the sale of Greeff Fabrics, a fabric distributor that was part of the Cone Decorative Fabrics group. The Company realized a loss of $0.9 million on this sale in its fourth quarter 1996 financial statements.
        In December 1996, the Company's Board of Directors adopted a plan to consolidate its Granite Finishing Plant in Haw River, North Carolina with its Carlisle, South Carolina finishing plant. A provision of $3.0 million was recognized in the Company's fourth quarter 1996 financial statements for the closing of the Granite facility that began in April 1997 and was completed during the fourth quarter of 1997. The components of the restructuring charge for 1996 included $0.7 million for severance and other employee-related costs and $2.3 million to write-down plant and equipment to estimated net realizable value.
        In 1997, the Company terminated approximately 130 employees at the Granite plant and incurred restructuring charges of $4.5 million, $1.5 million higher than planned, due to unexpected expenses and difficulties associated with the consolidation. Beginning in 1998, the Company expects to realize savings from improved capacity utilization and a lower cost structure at the Carlisle facility. The relocation of production equipment and incurrence of startup expenses was substantially completed in 1997. Accordingly, the Company does not expect additional restructuring charges in 1998 related to the consolidation of finishing operations.
        In May 1997, the Company sold substantially all the assets of its real estate operations, including its subsidiary Cornwallis Development Co., for $19.5 million. A charge of $4.5 million was recognized in the Company's fourth quarter 1996 financial statements to adjust the carrying value of these assets to the expected net proceeds. The gain recognized upon disposition of the assets in 1997 was insignificant.
        The Company recognized fourth quarter 1996 restructuring charges of $0.7 million to reserve for disposal of certain equipment, and $0.4 million for inventory write-down of its synthetic fabrics business which was sold in early January 1997 for $2.7 million. In December 1997, the Company also recognized restructuring charges of $0.7 million for severance and other employee-related costs.
        Operating units whose activities will not continue as part of the Company had sales of $4.6 million, $34.1 million and $137.4 million for 1997, 1996 and 1995, respectively. Net operating results of these businesses, excluding restructuring charges, were losses of $1.0 million, $2.3 million and $0.8 million in 1997, 1996 and 1995, respectively.

Note 23. Recent Accounting Pronouncements
--------------------------------------------------------------------------------

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 128, "Earnings Per Share," which was adopted by the Company in the fourth quarter of 1997. SFAS 128 requires a presentation of basic and diluted earnings per share ("EPS") replacing primary and fully diluted EPS. All prior-period EPS data presented has been restated to conform with the provisions of SFAS 128. The adoption of SFAS 128 had no material effect on the Company's reported EPS.

        In June 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income," effective for fiscal years beginning after December 15, 1997. SFAS 130 requires that comprehensive income and its components be reported in a financial statement. Comprehensive income is the total of net income and other changes in equity, except those resulting from investments by owners and distribution to owners not reflected in net income. The Company will adopt SFAS 130 in fiscal year 1998.
        Also in June 1997, the FASB issued SFAS 131, "Disclosures about
Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997. SFAS 131, which is based on the management approach to segment reporting, establishes requirements about reporting operating segments and certain information regarding products, services, geographic areas and major customers. Management has not yet evaluated the effects of SFAS 131 on its reporting of segment information. The Company will adopt SFAS 131 in fiscal year 1998.


[GRAPHIC OMITTED]



                                       37
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Note 24. Quarterly Financial Data (Unaudited)



(in thousands, except per share data)                                             Quarters Ended
                                                          ---------------------------------------------------------------
                                                           Mar. 30,        June 29,       Sept. 28,       Dec. 28,
                                                             1997           1997           1997             1997
                                                          ----------     -----------     -----------     ---------
Net sales                                                  $174,714       $185,792       $185,501         $170,846
Gross profit (1)                                             19,984         22,873         18,692           13,564
Income (loss) from operations                                 1,025            941         (2,185)          (8,110)
Equity in earnings (losses) of unconsolidated affiliate        (513)           397          1,553            1,200
Net income (loss)                                          $ (1,995)      $ (1,071)      $ (1,366)        $ (4,933)
Earnings (loss) per share - diluted                        $   (.10)      $   (.07)      $   (.08)        $   (.22)
                                                          ==========     ===========     ===========     =========
Weighted average shares outstanding - diluted                26,237         26,102         26,109           26,112
                                                          ==========     ===========     ===========     =========
Common stock prices
 High                                                         8 1/2          9 3/8        8 13/16            9
                                                          ----------     -----------     -----------     ---------
 Low                                                          7              7 1/8        7  3/8             7 7/8
                                                          ----------     -----------     -----------     ----------
(in thousands, except per share data)
                                                                                  Quarters Ended
                                                          ---------------------------------------------------------------
                                                           Mar. 31,        June 30,       Sept. 29,       Dec. 29,
                                                             1996            1996           1996            1996
                                                          ----------     -----------     -----------     ----------
Net sales                                                  $199,282       $208,119       $180,849         $157,689
Gross profit (1)                                             30,910         32,300         21,692           19,512
Income (loss) from operations                                14,469          9,918            800          (12,364)
Equity in earnings (losses) of unconsolidated affiliate         212           (414)          (547)          (1,709)
Net income (loss)                                          $  7,185       $  3,702       $ (2,243)       $(10,865)
Earnings (loss) per share - diluted                        $    .24       $    .11       $   (.11)       $   (.44)
                                                          ==========     ===========     ===========     ==========
Weighted average shares outstanding - diluted                27,462         27,446         27,416          26,513
                                                          ==========     ===========     ===========     ==========
Common stock prices
 High                                                        11 3/4         12 3/8         11 3/8           9 1/8
                                                          ----------     -----------     -----------     ----------
 Low                                                          9 7/8         10 7/8          8               7 1/4
                                                          ----------     -----------     -----------     ----------

The number of holders of record of the Company's Common Stock as of February 2, 1998 was 449.


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


The 1996 and first three quarters of 1997 earnings (loss) per share amounts have been restated to comply with SFAS 128, "Earnings Per Share."


In the second quarter of 1997, the Company completed the sale of substantially all the assets of its real estate operations, including those of its subsidiary Cornwallis Development Co. As noted below, a reserve was established in the Company's fourth quarter 1996 financial statements to adjust the carrying value of these assets to estimated net realizable value. In the fourth quarter of 1997, a charge of $5.0 million ($.11 per share, net of tax) was recorded to reflect writedown of inventory values as well as $2.1 million ($.05 per share, net of tax) for certain restructuring charges. See Note 22, "Restructuring Activities" of the Notes to Consolidated Financial Statements.


In the first quarter of 1996, the Company recorded income of $4.7 million ($.10 per share, net of tax) from the sale of its polyurethane division, beginning its current restructuring plan to refocus on core businesses. In the fourth quarter of 1996, a charge of $9.7 million ($.22 per share, net of tax) was recorded reflecting the writedown of assets sold and assets held for sale related to the restructuring plan. See Note 22, "Restructuring Activities" of the Notes to Consolidated Financial Statements.


[GRAPHIC OMITTED]



                                       38
--------------------------------------------------------------------------------

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

     The Company maintains a system of internal control over financial reporting, which is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation of reliable published financial statements. The system includes a code of conduct to foster a strong ethical climate, established policies and procedures, internal audit processes, and the employment of qualified personnel. The Company has established formal criteria against which the internal control system is measured and as of December 28, 1997, the Company was in compliance with these criteria.

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

[GRAPHIC OMITTED]




/s/ J. Patrick Danahy
J. Patrick Danahy
President and
Chief Executive Officer

/s/ Anthony L. Furr
Anthony L. Furr
Vice President and
Chief Financial Officer


/s/ Gary L. Smith
Gary L. Smith
Controller

Independent Auditor's Report


To the Board of Directors
Cone Mills Corporation
Greensboro, North Carolina

We have audited the accompanying consolidated balance sheets of Cone Mills Corporation and subsidiaries as of December 28, 1997 and December 29, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cone Mills Corporation and subsidiaries as of December 28, 1997 and December 29, 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1997 in conformity with generally accepted accounting principles.


[GRAPHIC OMITTED]



/s/ McGladrey & Pullen, LLP
McGladrey & Pullen, LLP
Greensboro, North Carolina
February 13, 1998

[GRAPHIC OMITTED]



                                       39
--------------------------------------------------------------------------------

Historical Financial Review

(in millions, except per share data)


SUMMARY OF OPERATIONS                                             1997        1996        1995         1994        1993
                                                                  ----        ----        ----         ----        -----
 Net Sales                                                      $ 716.9     $ 745.9     $ 910.2      $ 806.2     $ 769.2
                                                                --------    --------    --------     --------    ---------
   Cost of Sales                                                  615.9       614.6       757.0        642.5       589.3
   Depreciation                                                    25.9        26.9        28.2         23.3        21.0
                                                                --------    --------    --------     --------    ---------
    Subtotal                                                      641.8       641.5       785.2        665.8       610.3
                                                                --------    --------    --------     --------    ---------
 Gross Profit                                                      75.1       104.4       125.0        140.4       158.9
   Selling and Administrative                                      78.2        86.4        89.6         77.8        73.3
   Restructuring                                                    5.2         5.2           -            -           -
                                                                --------    --------    --------     --------    ---------
 Income (Loss) from Operations                                   (  8.3)       12.8        35.4         62.6        85.6
 Other Expense - Net                                               11.7        14.9        14.5          7.3         6.4
                                                                --------    --------    --------     --------    ---------
 Income (Loss) from Continuing Operations before
   Income Taxes (Benefit) and Equity in Earnings
   (Losses) of Unconsolidated Affiliates                         ( 20.0)     (  2.1)       20.9         55.3        79.2
 Income Taxes (Benefit)                                          (  8.0)     (  2.3)        7.3         19.7        29.9
                                                                --------    --------    --------     --------    ---------
 Income (Loss) from Continuing Operations before Equity
   in Earnings (Losses) of Unconsolidated Affiliates             ( 12.0)        0.2        13.6         35.6        49.3
 Equity in Earnings (Losses) of Unconsolidated Affiliates           2.6      (  2.4)     ( 16.9)         0.2         0.3
                                                                --------    --------    --------     --------    ---------
 Income (Loss) from Continuing Operations                        (  9.4)     (  2.2)     (  3.3)        35.8        49.6
 Discontinued Operations                                              -           -           -          0.4           -
                                                                --------    --------    --------     --------    ---------
 Income (Loss) before Cumulative Effect of Accounting Change     (  9.4)     (  2.2)     (  3.3)        36.2        49.6
 Cumulative Effect of Accounting Change                               -           -           -       (  1.2)          -
                                                                --------    --------    --------     --------    ---------
 Net Income (Loss)                                              $  (9.4)   $   (2.2)   $   (3.3)     $  35.0     $  49.6
                                                                ========    ========    ========     ========    =========
 Per Share of Common Stock (1)
   Income (Loss) from Continuing Operations:
    Basic                                                       $(  .47)   $ (  .19)   $ (  .22)     $  1.19     $  1.69
    Diluted                                                      (  .47)     (  .19)     (  .22)        1.19        1.68
   Net Income (Loss):
    Basic                                                        (  .47)     (  .19)     (  .22)        1.16        1.69
    Diluted                                                      (  .47)     (  .19)     (  .22)        1.16        1.68
SEGMENT INFORMATION
 Net Sales
   Apparel                                                      $ 606.6     $ 628.1     $ 700.1      $ 600.5     $ 575.8
   Home Furnishings                                               110.3       117.8       210.1        205.7       193.4
                                                               ---------   ---------   ---------     --------    ---------
    Total                                                       $ 716.9     $ 745.9     $ 910.2      $ 806.2     $ 769.2
                                                               =========   =========   =========     ========    =========
 Operating Income (Loss)
   Apparel                                                      $  17.8     $  31.0     $  39.9      $  47.5     $  68.8
   Home Furnishings                                              ( 17.3)     (  8.5)     (  0.6)        19.0        19.5
   Restructuring                                                 (  5.2)     (  5.2)          -            -           -
BALANCE SHEET DATA (AT YEAR END):
 Current Ratio                                                      1.5         1.7         1.6          1.8         1.9
 Total Assets                                                   $ 506.6     $ 530.0     $ 584.3      $ 524.1     $ 431.6
 Long-Term Debt                                                   150.4       160.7       173.0        126.5        77.9
 Stockholders' Equity                                             196.5       210.3       222.1        236.9       210.0
 Long-Term Debt as a Percent of Stockholders' Equity
   and Long-Term Debt                                                43%         43%         44%          35%         27%
 Shares Outstanding (millions) Year End                            26.2        26.3        27.4         27.4        27.7
OTHER DATA:
 Capital Expenditures                                           $  36.3     $  36.2     $  61.7      $  37.5     $  38.7
 Common Stock Dividend Paid                                           -           -           -            -           -
 Number of Employees at Year End                                  6,100       6,700       7,900        8,100       7,800

(1) 1993 to 1996 were restated for effect of SFAS 128, "Earnings Per Share."

[GRAPHIC OMITTED]



                                       40
--------------------------------------------------------------------------------

Directors and Officers


Directors
--------------------------------------------------------------------------------
Dewey L. Trogdon(1)
Chairman of the Board


John L. Bakane(1)
Executive Vice President


Doris R. Bray(1)(2)
Partner, Schell Bray Aycock Abel
& Livingston L.L.P.


J. Patrick Danahy(1)
President and Chief Executive Officer


Jeanette Cone Kimmel(2)(3)
Private Investor


Charles M. Reid(1)(3)
President and Chief Executive Officer,
United Guaranty Corporation, a member
company of American International Group


John W. Rosenblum(3)
Dean, Jepson School of Leadership Studies,
University of Richmond


Cyrus C. Wilson(2)
International Retail Marketing Consultant




Committees of the Board
--------------------------------------------------------------------------------
(1) Executive
(2) Audit
(3) Compensation

Officers
--------------------------------------------------------------------------------
J. Patrick Danahy
President and Chief Executive Officer


John L. Bakane
Executive Vice President


Anthony L. Furr
Vice President and Chief Financial Officer


James S. Butner
Vice President


Neil W. Koonce
Vice President and General Counsel


Terry L. Weatherford
Vice President and Secretary


Marvin A. Woolen, Jr.
Vice President - Cotton Purchasing


David E. Bray
Treasurer


Gary L. Smith
Controller


Leesa C. Sluder
Assistant Treasurer


David K. Bradbury
Assistant Treasurer - Tax and Assistant Secretary

[GRAPHIC OMITTED]



                                       41
--------------------------------------------------------------------------------

Shareholder Information

 Corporate Headquarters
--------------------------------------------------------------------------------
Cone Mills Corporation
3101 N. Elm Street
P. O. Box 26540
Greensboro, NC 27415-6540
(336) 379-6220
Visit our website at www.cone.com



Annual Meeting
--------------------------------------------------------------------------------
The Annual Meeting of Shareholders will be held at the Cone Corporate Center, 3101 N. Elm Street,
Greensboro, NC on May 12, 1998, at 10:00 a.m.



Transfer Agent And Registrar
--------------------------------------------------------------------------------
First Union National Bank of North Carolina,
Shareholder Administration, NC-1153
1525 West W. T. Harris Blvd - 3C3
Charlotte NC 28288-1153



Stock Listing
--------------------------------------------------------------------------------
The Company's common stock is traded primarily on the New York Stock Exchange with the trading symbol of COE.



Form 10-K
--------------------------------------------------------------------------------
The Annual Report to the Securities & Exchange Commission, Form 10-K, is available upon request from:
Cone Mills Corporation
3101 N. Elm Street, P. O. Box 26540
Greensboro, NC 27415-6540
Attention: Investor Relations



Investor Relations
--------------------------------------------------------------------------------
Anthony L. Furr
Vice President and Chief Financial Officer

David E. Bray
Treasurer
(336) 379-6220

Cone Apparel Products
--------------------------------------------------------------------------------
Marketing/Manufacturing Headquarters
3101 N. Elm Street
P. O. Box 26540
Greensboro, NC 27415-6540
(336) 379-6220


John L. Bakane, President

 George Watts Carr III, President
  Cone Denim North America
 Frans G. Spits, President
  Cone Denim Europe
 Miguel G. Rubiera, President
  Cone International Marketing
 Douglas W. Hart, President
  Cone Sportswear



Cone Decorative Fabrics
--------------------------------------------------------------------------------

John Wolf                      Cone Jacquards
261 Fifth Avenue               3400 Highway 221-A
New York, NY 10016             Cliffside NC 28024
(212) 683-4800                 (704) 657-9662
Murray S. Engle, President     Andrew Major, President

Cone Finishing Division
--------------------------------------------------------------------------------

Carlisle Plant         Raytex Plant
P. O. Box 8            P. O. Box 884
Carlisle, SC 29031     Marion SC 29571
(864) 427-6221         (803) 423-5030

Sales and Marketing
1440 Broadway
New York, NY 10018
(212) 391-1300

Jerry W. Kennedy, President







[GRAPHIC OMITTED]



                                       42
--------------------------------------------------------------------------------

Design: Wright Communications Inc./NYC

[Recycle Logo appears here]
Portions of this annual report utilize recycled paper.