Form 10-K, Exhibit 13
period 1999-01-03
CONE MILLS CORP
filed 1999-04-01
CIK 23304

1998 Annual Report


                                [cover graphics]




                                   Revitalize

                              Financial Highlights


(amounts in millions, except per share data)                     1998        1997        1996
------------------------------------------------------------------------------------------------
Summary of Operations
Sales                                                         $ 728.6     $ 716.9     $ 745.9
Gross Profit                                                     93.3        75.1       104.4
Income (Loss) from Operations                                    (7.7)       (8.3)       12.8
Equity in Earnings (Losses) of Foreign Affiliate                  5.2         2.6        (2.4)
Net Loss                                                         (6.7)       (9.4)       (2.2)

Financial Position
Long-Term Debt                                                $ 172.1     $ 150.4     $ 160.7
Stockholders' Equity                                            181.9       196.5       210.3
Long-Term Debt to Capitalization                                 49%         43%         43%

Per Common Share Data
Net Income (Loss)                                             $ (0.37)    $ (0.47)    $ (0.19)
Net Income (Loss) Excluding Restructuring
   and Other Non-Recurring Items                              $  0.08     $ (0.31)    $ (0.08)
------------------------------------------------------------------------------------------------

                                Corporate Profile

For 108 years Cone Mills Corporation has responded to the needs of its customers. One of America's major textile manufacturers, Cone Mills is the largest producer of denim fabrics in the world. In addition, the company is the largest producer of chamois flannel shirting fabrics and the largest commission printer of home furnishings fabrics in the United States. Our mission is to match consumer needs with the company's core capabilities to add value for our worldwide customers, investors, employees, suppliers and communities.

The company operates in four principal business segments: Denim and Khaki, Yarn-Dyed Products, Commission Finishing and Decorative Fabrics for upholstery, draperies and bedspreads.

In 1998 Cone Mills performed manufacturing both in the United States and through a joint venture in Mexico, and conducted sales and marketing activities through a worldwide distribution network. Cone Mills is the nation's largest exporter of denims and a major exporter of other apparel fabrics.

                                  Revitalize
 Cone Mills is reacting to the opportunities
    and challenges of the global marketplace
              to maximize growth, efficiency
                        and profitability by:



Responding from a leadership position to changes in the casual sportswear markets

Refocusing fabric sourcing to compete in a global economy

Reinvigorating finishing operations to build on our capabilities as the leading commission finisher in the U.S.

Reasserting our leadership in decorative fabrics

                                                                         Restore

                                                                    [photograph]

The vision of Cone Mills is to be the premier casual fabric company, the leading provider of commission finishing and a prominent supplier of decorative fabrics to targeted markets. As we strive to achieve this vision we are restructuring the company to achieve and sustain profitable growth and create value for our shareholders.

To this end, Cone Mills moved decisively in 1998 and early 1999 to focus on the things we do best and most profitably. Our restructuring program is cutting costs, realigning business units and concentrating the company on areas in which we have market leadership and potential for growth.

Financially, Cone made progress in 1998, although non-recurring expenses associated with restructuring kept us from showing a profit for the year. Cone Mills had a net loss of $6.7 million on sales of $728.6 million for 1998 versus a net loss of $9.4 million on sales of $716.9 million for 1997. However, excluding the non-recurring expenses in both years, the company earned $.08 per share in 1998 versus a loss of $.31 per share last year.

Our denim business was strong through the first three quarters of 1998 before suffering a weak fourth quarter brought on by factors including warm weather in much of the United States, strong consumer interest in fashion denim and khaki and inventory adjustments throughout the pipeline. Our Parras Cone joint venture continued to outperform expectations and ran essentially at capacity for the second straight year.

Our yarn-dyed sportswear business was buffeted by the global economic crisis, which has resulted in a flood of low-cost fabric in world markets. Continuing losses led us to announce the closing of our Salisbury, North Carolina, yarn-dyed flannel shirtings plant in January of 1999.

In early 1999, Cone put all of its casual sportswear businesses and shirtings fabrics into one sales and administrative organization. This puts our expertise in denim to work in support of other popular fabrics, such as khakis, that have the same channels of distribution as jeans. Cone remains the world's premier supplier of denim, with the best distribution in the industry and the largest denim export business of any U.S. company. In 1998, we continued to expand our denim customer

                                                                    CONE RESTORE

[photograph]

base through stronger bonds with emerging customers. We are now a leading supplier of denim to all the major manufacturers of first-quality branded jeans.

To remain competitive in global fabric markets, in August of 1998, Cone invested $3.5 million to purchase approximately 8% of Ashima Syntex Ltd. of Ahmedabad, India, a low-cost producer of denim and sportswear fabrics. The benefits to Cone from this strategic alliance include access to global markets, fees for technology, services and product certification and marketing rights outside of the Indian subcontinent.

In 1998, the decorative fabrics business grew as a proportion of total revenues. Cone Jacquards was profitable in 1998 on increased sales while John Wolf reduced its losses substantially. These two businesses were combined into Cone Decorative Fabrics in November, creating an organization with a broader and highly competitive line of products to be offered by an integrated sales force.

Cone's commission finishing operations remained unprofitable in 1998 but made progress as we gained a greater share of the consolidating print business. Our Raytex finishing plant was profitable, and both Raytex and our Carlisle plants broadened their customer bases. The company is pursuing program business for piece-dyed products to improve capacity utilization at our Carlisle plant.

As part of our ongoing cost-cutting efforts, Cone is reducing its headquarters staff significantly and downsizing manufacturing staffs to reduce management layers. Coupled with the other restructuring initiatives discussed above, the company's goal is to achieve annualized savings of approximately $30 million.

To remain competitive, reduce costs and improve quality, Cone invested $33 million in capital spending in 1998, bringing our total investment in the last three years to over $105 million. This year we added new jacquard looms, linked-ring spinning capabilities and completed the relooming of our domestic denim facilities. Our entire domestic denim-production capability has now been reloomed.

In November Pat Danahy retired as President and Chief Executive Officer. The company thanks Pat for his many years of dedicated service. John Bakane succeeded Pat and is responsible for guiding us through this transition. New managers are also in place in several key positions, including Decorative Fabrics, Commission Finishing and the Apparel Products Group.

We did not restructure Cone Mills to retrench but rather to become more effective at building customer franchises. We will build these franchises with a sense of urgency so that these relationships, coupled with the industry's search for new sourcing, will create growth opportunities for Cone Mills.

The positive operating results we anticipate may be preceded by some continuing weakness in denim for the first half of 1999, but we are confident that the company is on the right track. We wish to thank Cone's customers, suppliers, employees and shareholders for their support as we position ourselves for leadership in the changing textile industry.

/s/ Dewey L. Trogdon                             /s/ John L. Bakane
-----------------------------                    -------------------------------
Dewey L. Trogdon                                 John L. Bakane
Chairman (at right)                              President and CEO (at left)



                                                                             2/3

CONE REVITALIZE

                                                                    [photograph]

Our modern production facilities, broad product line, strong customer base and targeted marketing efforts position us to respond rapidly to changes in the casual sportswear markets.

o With a diverse product line that includes many styles of denim and a variety of casual bottom-weight fabrics, Cone can meet a wide range of customer needs and grow along with changing fashion markets.

o By broadening our customer base to make full use of our versatile production and diverse design capabilities, Cone is selling to more customers than ever before and continuing to develop high-growth markets and product lines.

o To meet fierce competition and serve price-sensitive customers, we have equipped our production facilities with modern looms and technology such as linked-ring spinning.

o Cone is streamlining its marketing effort to recognize and capitalize on the common distribution channels and customer base for denims and other casual bottomweight fabrics.

o We have developed and offered cost-competitive, fashion-forward products like our fade-resistant Deepdown(TM), wrinkle-free ProSpin(R) and old fashioned, red-selvage denim fabrics.



4/5

Respond
from a leadership position to changes
in the casual sportswear markets

[photograph]

                          Refocus
       fabric sourcing to compete
              in a global economy

[photograph]

CONE REVITALIZE

[photograph]

Through our international partnerships, we have refocused fabric sourcing to compete in the global economy. We can provide our domestic customers with cost-competitive products near their worldwide cut-and-sew operations.

o Cone will continue to develop its presence in Mexico. Our joint venture, Parras Cone, which gives us high-quality, low-cost denim production that is close to important cut-and-sew customers, serves as a platform for future Mexican initiatives.

o With our investment in Ashima Syntex Ltd. of Ahmedabad, India, a low-cost, quality maker of denims, yarn-dyed shirtings and bottomweight fabrics, Cone has better access to European and Asian markets. This strategic alliance strengthens Cone in important sportswear lines and increases our international capabilities.

o We are developing a network of complementary operations worldwide, including sales and marketing capabilities, to service our domestic production and international alliances. Cone is actively pursuing business around the globe.

o Cone is continuously evaluating potential manufacturing and sourcing platforms for fabrics and garment packages.


                                                                             6/7

CONE REVITALIZE
                                                                    [photograph]

By investing in new technology and broadening our product line, we have reinvigorated our finishing operations to build on our capabilities as the leading commission finisher in the United States.

o Cone has an array of versatile equipment capable of sophisticated printing, dyeing and finishing operations including popular surface treatments, such as sanding, sueding, brushing and napping.

o We have invested in technology and new equipment, such as the expanded preparation range and new 24-color dyeing machine at Raytex, and new surface finishing equipment and reconditioned dyeing machines at Carlisle.

o With emphasis on marketing diversification, Cone brings a variety of new print customers into our finishing business.

o By taking advantage of dyeing expertise to diversify into plain shade apparel product finishing, we can expand into program business for khaki-style pants and slacks.

8/9

Reinvigorate
 finishing operations to build on our capabilities as the leading commission finisher in the U.S.

[photograph]

                                                                        Reassert
                                            our leadership in decorative fabrics

                                                                    [photograph]

[photograph]

The combination of the John Wolf and Cone Jacquards divisions has helped us reassert our leadership in decorative fabrics by providing new operating efficiencies, new products and marketing synergies that create opportunities for growth and profit.

o By merging Cone Jacquards and John Wolf into Cone Decorative Fabrics, we can take advantage of the strong overlap in customers and build on our design and marketing expertise.

o With a consolidated sales force, Cone Decorative Fabrics can get more products in front of more customers.

o With a diversified product line that caters to more customer requirements across a variety of needs, Cone Decorative Fabrics is a one-stop shopping experience for a broad range of manufacturers, retailers, jobbers and hospitality markets.

o Cone Decorative Fabrics is sharing product design from top-of-bed to furniture to products for retailers and jobbers with a consistent, high-quality look and feel.

o Cone Decorative Fabrics is styling our decorative fabric lines with fresh new prints, plain shades and stripes. We are also introducing new cotton warps, outdoor fabrics and dobby-woven products.

                                                                           10/11

                 Results

                           Management's Discussion and
                           Analysis of Results of Operations
                           and Financial Condition


Overview
During 1998, Cone Mills improved operating results excluding charges for restructuring and the impairment of assets. However, during the year, the industry in general and the Company were negatively impacted by a number of internal and external factors.

The economic slowdown in many Asian and Latin American countries coupled with currency devaluations has resulted in worldwide supply and demand imbalances in garments and fabrics and a need by many foreign mills to earn U.S. dollars. The result has been intensified foreign competition and the U.S. industry's earnings and stock prices have been severely impacted.

The Company continued to encounter manufacturing difficulties at its Carlisle Finishing plant. Even though the facility improved capacity utilization and broadened its customer base, the consolidation that began in 1997 of the Company's Granite Finishing operations into Carlisle disrupted manufacturing efficiencies to a greater extent than anticipated, which materially adversely impacted results of the commission finishing segment during 1998.

The Company also encountered adverse market conditions in its yarn-dyed product segment in 1998. Increased import penetration of yarn-dyed products and ineffective marketing and merchandising programs resulted in significant operating losses. Following unsuccessful plans to utilize the Salisbury yarn-dyed plant for lightweight denim production and to modernize weaving, the Company announced in January of 1999 the closing of this facility in the second quarter of 1999.

Even though market conditions in denims were strong for the first nine months of 1998, the Company encountered a significant reduction of sales in the fourth quarter. Lower sales resulted primarily from the negative impact of unseasonably warm weather on retail sales of basic heavyweight jeans, a stronger consumer interest in fashion denims and khakis and adjustments to retail and manufacturing inventories associated with these trends. In the fourth quarter of 1998, operating schedules at the denim manufacturing plants were curtailed to control inventories. Parras Cone, the Company's joint venture plant in Mexico, operated essentially at capacity throughout 1998.

While Cone's denim sales to Levi Strauss, its major customer, declined from 37% in 1997 to 32% in 1998 of total Company revenues, sales to customers other than Levi Strauss increased approximately 20%. The Company's aggressive denim marketing efforts increased the customer base.

In response to these 1998 business conditions for apparel products and commission finishing, the Company announced in early 1999 a comprehensive downsizing and reorganization program which included: 1) The streamlining of product offering of the sportswear division including the closing of the Salisbury plant which produces yarn-dyed shirting fabrics. 2) The downsizing and reorganization of the Corporate Administrative staff to more efficiently match Cone's present sales base. 3) The merger of the denim and sportswear fabrics businesses into one unit which will more efficiently serve the growing casualwear market. 4) The reduction of the manufacturing staff in order to simplify the management structure and become more responsive to customer cycle times. 5) The closing of the Florence and Cliffside yarn manufacturing facilities, coupled with the outsourcing of yarn, to reduce operating costs and conserve capital which would have been required for equipment modernization. 6) The downsizing of screen printing operations at the Carlisle plant to reduce costs and improve efficiency.

The Company expects to achieve significant cost savings as a result of these initiatives.

The Company restructured its decorative fabrics operations in 1998 which included the consolidation of Cone Jacquards and John Wolf divisions, reductions of staff and overhead and the development of a new management team. The decorative fabrics units made progress in 1998 by broadening their product lines and customer bases as well as expanding capacity.


12/13

CONE RESULTS

Significant factors that influence the Company's operating results and financial condition include the price of cotton, general business cycles, consumer fashion preferences, changes in demand for print fabrics and international trade conditions. Management also believes that one of the most significant factors affecting operating margins is the price of cotton, which varied between the $.60s and $.70s through much of 1996, 1997 and 1998. The Company has purchased cotton at fixed prices for delivery throughout 1999. The Company expects 1999 average cotton prices to be slightly higher than 1998 levels because there will be less benefit from the U.S. government cotton program. The Company's average cotton prices for 1999 are expected to be higher than first quarter 1999 spot market quotations due to its practice of continuously buying cotton forward. The Company has also experienced price pressure reflecting the slowdown of denim sales in the fourth quarter of 1998 and a strong global supply of denim.

Long-Term Strategic Initiatives
Cone's business strategy is to invest and grow in its core franchises where it is recognized as a market leader. The Company seeks growth of its apparel products, commission finishing and decorative fabric businesses through expansion into new geographic markets, aggressive marketing efforts, product development and investment in technology.

Consistent with its strategy to focus on core strengths, the Company divested the assets of its real estate subsidiary and synthetics fabric business in 1997 and completed the sale of the Olympic Products Division and Greeff Fabrics in 1996. The consolidation of the Granite facility into Carlisle was initiated at the beginning of 1997 to reduce operating costs.

In August 1998, the Company announced an alliance with a related group of companies known as the Ashima Group of India. The Ashima Group produces and markets a broad product line of denim and sportswear fabrics. The Indian government approved the alliance on September 12, 1998. The alliance consists of four elements: 1) the purchase by Cone of approximately 8% of Ashima Syntex Ltd. capital stock which was completed on October 23, 1998 for $3.5 million; 2) Cone's providing technology and technical services to the Ashima companies, receiving fees as compensation; 3) Cone certification, after full process and product conformance to Cone standards, of certain Ashima products for distribution throughout the world; and 4) the exclusive right of Cone to market Ashima products outside the Indian sub-continent under the name Ashima-Cone. The Company expects 1999 sales and earnings to be enhanced by this new alliance.

The Company has established priorities for the use of cash flow and debt capacity. The first priority is reinvestment in existing manufacturing facilities. Reflecting this priority, the Company has made capital expenditures of over $105 million from 1996 through 1998 to maintain modern manufacturing facilities and to expand the jacquard plant. The Company plans to reduce domestic capital spending to approximately $15 million in 1999 as relooming of domestic denim facilities was completed in 1998. The second priority is investment in international denim manufacturing facilities and marketing opportunities. The Company continues to explore potential alliances and will continue to review acquisitions and other investment opportunities in core product lines. However, the Company currently has no agreement, arrangement or understanding to make any such acquisition or investment.

Other priorities for the use of cash flow include the reduction of debt and common stock share repurchases. At a meeting of the Board of Directors on October 19, 1998, the Company was authorized to repurchase from time to time up to 1.5 million shares of its common stock. In 1998, the Company repurchased 0.8 million shares of common stock which completed the previous authorization. No repurchases have been made under the October 1998 authorization. Future repurchase decisions will be based on the Company's expected capital structure, alternative investment opportunities and the market price of the common stock.

Segment Information
In 1998, the Company adopted Financial Accounting Standards Board Statement, SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." See Notes 18 and 21 of the Notes to Consolidated Financial Statements. Cone operates in four principal business segments: denim and khaki, yarn-dyed products, commission finishing and decorative fabrics. The following table sets forth for years 1998, 1997 and 1996 certain net sales and segment income (loss) information regarding these segments.



                                                                           12/13

                                                                    CONE RESULTS

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION
                                    continued


(dollars in millions)                            1998                  1997                    1996
-----------------------------------------------------------------------------------------------------------
Net Sales 1,2,3
Denim and Khaki                          $  545.0     74.8%    $  533.8     74.5%      $  542.9     72.8%
Yarn-Dyed Products                           33.7      4.6         46.4      6.5           41.9      5.6
Commission Finishing                        107.1     14.7         94.8     13.2           87.6     11.7
Decorative Fabrics                           56.3      7.7         42.5      5.9           38.7      5.2
Other                                         4.7      0.7         10.8      1.5           41.3      5.6
                                         --------    -----     --------    -----       --------    -----
   Subtotal                              $  746.8    102.5     $  728.3    101.6       $  752.4    100.9

Less Intersegment Sales                      18.2      2.5         11.4      1.6            6.5      0.9
                                         --------    -----     --------    -----       --------    -----
                                         $  728.6    100.0%    $  716.9    100.0%      $  745.9    100.0%
                                         ---------------------------------------------------------------

Segment Income (Loss)2,4,5
Denim and Khaki                          $   52.2      9.6%    $   36.5      6.8%      $   42.1      7.8%
Yarn-Dyed Products                          (14.5)   (43.0)        (5.0)   (10.9)          (5.6)   (13.3)
Commission Finishing                        (15.1)   (14.1)       (13.1)   (13.8)          (8.2)    (9.4)
Decorative Fabrics                           (0.4)    (0.7)        (9.7)   (22.8)          (8.5)   (21.9)
Other                                        (1.7)   (35.3)        (3.3)   (30.9)          (2.1)    (5.0)
Restructuring & Impairment of Assets        (17.1)     --          (5.2)      --           (5.2)      --
--------------------------------------------------------------------------------------------------------

1 Decorative fabrics includes Greeff, which was sold in December 1996; Other includes Olympic, which was sold in January 1996, synthetic fabrics, which was sold in January 1997, and real estate operations, which was sold in May 1997.

2 Divested operating units had sales of $4.6 million and $34.1 million in 1997 and 1996, respectively. Net segment results of these businesses, excluding restructuring charges, were losses of $1.0 million and $2.3 million in 1997 and 1996, respectively.

3 Intersegment sales represent commission finishing intercompany sales to the denim and khaki and decorative fabrics segments.

4 Segment income (loss) excludes unallocated expenses. Percentages reflect segment income (loss) as a percentage of segment net sales.

5 Denim and khaki segment income includes equity in earnings (losses) of unconsolidated affiliate.

Results of Operations
Fifty-Three Weeks Ended January 3, 1999 Compared with Fifty-Two Weeks Ended December 28, 1997
Cone Mills had sales for 1998 of $728.6 million, as compared with 1997 sales of $716.9 million. For 1998, sales of denim, commission finishing and decorative fabrics improved while sales of yarn-dyed products were lower. In the fourth quarter of 1998, denim sales slowed significantly. International sales represented 25% of total sales in both years.

Gross profit for 1998 (net sales less cost of sales and depreciation) increased to 12.8% of sales, as compared with 10.5% for the previous year. The improvement was primarily the result of lower raw material costs including cotton, dyes and chemicals. Cotton costs were lower in 1998, reflecting more favorable world cotton prices and the U.S. government cotton program.

Denim and Khaki For 1998, sales of this segment, primarily denims, were $545.0 million, up 2% from 1997 sales of $533.8 million. In the fourth quarter of 1998, and in the first two quarters of 1997, operating schedules at the Company's denim facilities were curtailed as certain customers reduced orders to control inventories. Operating profits for the segment were $52.2 million, up 43% for 1998 as compared with $36.5 million for 1997. Lower raw material costs including cotton, dyes and chemicals accounted for the increase. Prices of denim and khaki fabrics were down slightly year-over-year as pricing in the fourth quarter of 1998 weakened.

Yarn-Dyed Products In 1998, sales of yarn-dyed products were $33.7 million, down 27%, as compared with $46.4 million for 1997. Unseasonably warm weather in 1998 affected retail sales. Continued import penetration also affected the Company's sales. The Company had an operating loss for 1998 of $14.5 million in this segment, as compared with an operating loss of $5.0 million for 1997. The loss was primarily associated with operations and excess inventories at the Salisbury plant, which will be closed in the first half of 1999.

Commission Finishing Outside sales (total segment sales less intersegment sales) of commission finishing at the Raytex and Carlisle plants were $88.9 million, up 7% in 1998, as compared with $83.4 million for 1997. Sales improvements were primarily the result of sales efforts to broaden the customer base. The segment had an operating loss of $15.1 million for 1998, as compared with an operating loss of $13.1 million in 1997. All of the 1998 losses were associated with the Carlisle plant,

14/15

CONE RESULTS

where operations improved modestly quarter-to-quarter during 1998. Intracompany sales of this segment were to the denim and khaki and decorative fabrics segments.

Decorative Fabrics For 1998, sales of decorative fabrics were $56.3 million, up 32% from 1997 sales of $42.5 million. The segment had an operating loss of $0.4 million in 1998 compared with an operating loss of $9.7 million in 1997. Both John Wolf and Cone Jacquards had improved operating results because of new product offerings, expanded capacity and reduced overhead expenses.

Total Company selling and administrative costs for 1998 were $83.8 million, or 11.5% of sales, as compared with $78.3 million, or 10.9% of sales in 1997. The increase was primarily from international initiatives, including the start-up expenses related to the new alliance with Ashima in India, expenses and fees associated with cost savings efforts and increases in certain sales staffs to complement more aggressive sales efforts.

Interest expense for 1998 was up $0.7 million, as compared to 1997, primarily the result of additional borrowing to support increases in working capital.

For 1998 and 1997, the income tax benefit as a percent of the taxable loss was 40.0%. The Company operates a foreign sales corporation which results in certain tax benefits. See Note 11 of the Notes to Consolidated Financial Statements.

Equity in earnings of Parras Cone, the joint venture plant in Mexico, was $5.2 million for 1998, as compared with $2.6 million for 1997. The 1998 results reflect a fuller operating schedule compared with the 1997 period, improved operating efficiencies and lower cotton costs.

Cone Mills had a net loss for 1998 of $6.7 million, or $.37 per share after preferred dividends, as compared with a net loss of $9.4 million, or $.47 per share for the prior year. Excluding restructuring and other non-recurring charges, the Company earned $.08 per share in 1998, as compared with a loss of $.31 per share in 1997. Pretax charges of $19.3 million in 1998 included $15.8 million for the write-down of property and equipment at the Salisbury plant and $2.2 million for additional inventory reserves on the yarn-dyed shirting product lines. In 1997, the Company incurred pretax restructuring charges and inventory adjustments of $7.4 million.

Results of Operations
Fifty-Two Weeks Ended December 28, 1997 Compared with Fifty-Two Weeks Ended December 29, 1996
While U.S. consumer spending in apparel and home furnishings was strong in 1997, Cone Mills experienced value-added denim inventory adjustments in the first half of the year and weak fashion demand for decorative prints. For 1996, the Company experienced good demand for value-added denim fabrics and weak markets for non-denim apparel fabrics, decorative fabrics and commission finishing.

Sales for 1997 were $716.9 million, down 4%, as compared with sales of $745.9 million for 1996. After eliminating the sales of business units included in the Company's reorganization plan, sales were approximately the same year-to-year. Lower sales in the denim and khaki segment were offset by increased sales in other segments. International sales, primarily denims, were 25% of total sales in 1997 and 26% for 1996.

Gross profit for 1997 (net sales less cost of sales and depreciation) was 10.5% of sales, as compared with 14.0% for 1996. The decrease was primarily the result of mix changes to more basic denim products with lower margins, cost inefficiencies associated with operating plants at less than capacity, operating disruption due to consolidation of finishing operations and the repositioning and restructuring of decorative fabrics operations. Also impacting gross profit was the increase in sales of products produced by Parras Cone, where a portion of the operating income is reported as equity in earnings of unconsolidated affiliate.

Denim and Khaki Sales of this segment were $533.8 million for 1997, as compared with $542.9 million for 1996. Lower denim sales because of lower volume and prices, partially offset by higher sales of non-denim apparel fabrics, accounted for the decrease. Average denim prices were down in 1997 as a result of a mix shift to more basic denims and price pressure from industry supply and demand imbalances. For 1997, the denim and khaki segment had operating income of $36.5 million, as compared with operating income of $42.1 million in 1996.

Yarn-dyed Products Sales of this segment for 1997 were $46.4 million, up 11% from 1996 sales of $41.9 million, as heavyweight yarn-dyed flannel shirtings were

                                                                           14/15

CONE RESULTS

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION
                                    continued

fashionable and there were strong December 1996 retail sales. This segment had an operating loss of $5.0 million in 1997, as compared with an operating loss of $5.6 million in 1996.

Commission Finishing Outside sales of commission finishing (total segment sales less intersegment sales) for 1997 were $83.4 million, as compared with $81.1 million in 1996. Stronger apparel print finishing services were partially offset by weaker decorative print markets. Operating losses for commission finishing were $13.1 million in 1997, as compared with $8.2 million for 1996. Operating results were negatively impacted by weak decorative fabrics markets and the operating disruption due to consolidation of finishing operations.

Decorative Fabrics For 1997, sales of decorative fabrics were $42.5 million, as compared with $38.7 million in 1996. Increased sales of jacquard products, the result of capacity expansion and the movement of the product line to more expensive products, more than offset lower sales at John Wolf, the result of weak decorative print markets. The operating loss for decorative fabrics was $9.7 million in 1997 as compared with $8.5 million in 1996. As a result of continued weakness in decorative print markets in the fourth quarter of 1997, the Company reorganized operations of John Wolf by reducing staff and inventories, which resulted in a pre-tax fourth quarter charge of $4.2 million for inventory adjustments and severance liabilities.

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

For 1997, the income tax benefit as a percent of the taxable loss was 40.0%. Income taxes reflect tax benefits resulting from operation of the Company's foreign sales corporation. See Note 11 of the Notes to Consolidated Financial Statements.

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

Liquidity and Capital Resources
The Company's principal long-term capital components consist of debt outstanding under its Senior Note, its 8 1/8% Debentures and stockholders' equity. Primary sources of liquidity are internally generated funds, an $80 million Revolving Credit Facility and the $50 million Receivables Purchase Agreement. The Receivables Purchase Agreement expires in June 1999 and the Company believes it can replace this facility on comparable terms. On January 3, 1999, the Company had funds available of $48 million under its Revolving Credit Facility.

During 1998, the Company generated cash from operating activities before changes in working capital of $22.3 million, as compared with $13.2 million for 1997. Working capital reductions in 1998, primarily accounts receivable, were $5.1 million. Other sources of cash included proceeds of $6.2 million realized from the sale of retired manufacturing equipment. Uses of cash included $32.8 million for capital expenditures, $5.1 million for the repurchase of common stock and $3.0 million for preferred stock dividends.

The Company believes that internally generated operating funds and funds available under its credit facilities will be sufficient to meet its needs for working capital, domestic capital spending and stock repurchases for the foreseeable future. Potential international investments may require additional long-term financing.

On January 3, 1999, the Company's long-term capital structure consisted of $161.4 million of long-term debt and $181.9 million of stockholders' equity. For comparison, on December 28, 1997, the Company had $139.7 million of long-term debt and $196.5 million of stockholders' equity. Long-term debt (including current maturities of long-term debt) as a percentage of long-term debt and stockholders' equity was 49% at January 3, 1999, as compared with 43% at December 28, 1997.

Accounts and note receivable on January 3, 1999, were $36.4 million, as compared with $43.8 million at December 28, 1997. Receivables, including those sold pursuant to the Receivables Purchase Agreement,


16/17

CONE RESULTS

represented 56 days of sales outstanding at January 3, 1999 and 45 days at December 28, 1997. The increase in days of sales outstanding primarily reflects a change in customers' sales mix and fewer customers paying in advance of due date.

Inventories on January 3, 1999, were $120.4 million, up $4.8 million from December 28, 1997. The increase was primarily due to higher denim finished goods inventories.

Capital spending in 1998 was $32.8 million, as compared with $36.3 million for 1997. Domestic capital spending in 1999 is expected to be approximately $15 million. The reduced spending in 1999 is because the Company completed in 1998 its relooming program of domestic denim facilities. Approximately $5.4 million of the budgeted capital expenditures for 1999 had been committed on January 3, 1999. In addition to the capital spending budget, the Board of Directors has authorized up to $12 million of investments in international initiatives.

Other Matters
The Company recognizes the business implications regarding the Year 2000 as it relates to computer programs and software systems. A comprehensive plan has been developed to address possible exposures to Year 2000 issues. Critical financial, operational and manufacturing systems have been inventoried and assessed and detailed plans are in place for the necessary system modifications or replacements. Implementation of required changes for all systems is targeted for completion during fiscal year 1999.

Executive management periodically reviews the status of the Company's Year 2000 compliance efforts. At present the Company estimates it is approximately 60% complete with implementation of new systems or remediation of existing systems related to core business systems and approximately 80% complete with such efforts related to manufacturing, operating and control systems. Testing and certification is expected to be substantially completed by June 1999.

The Company is coordinating Year 2000 readiness with other entities with which it interacts, both domestically and globally, including suppliers, customers and financial service organizations. Coordination efforts involve communication with major suppliers and customers to undertake testing of electronic interfaces and obtaining written certifications of compliance where applicable. Risk assessments and action plans have been substantially completed. The majority of necessary system modifications, including testing and certification, should be completed in the first half of 1999. All required changes are targeted for completion by third quarter 1999.

The Company has made significant investments to modernize its core business systems over the past several years. With each system modification or replacement, Cone has addressed the Year 2000 issue. Therefore, total remediation costs to address the Company's Year 2000 issues are presently expected to be less than $1 million.

The Company currently has contingency plans which address system related interruptions and will further develop such plans to protect the business from potential Year 2000 interruptions. These plans will be completed during fiscal year 1999 and will include, for example, as a worst case scenario, processing certain significant business transactions manually. The Company is taking reasonable steps to prevent major interruptions related to the Year 2000 issue; however, the effect on the Company's results of operations if the Company, its suppliers or its customers are not fully Year 2000 compliant is not reasonably estimable.

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

Market Risks
The Company's primary market risk exposures are cotton (commodity) price risk and interest rate risk. At January 3, 1999, Cone had no material exchange rate risk. The Company had no financial instruments, derivative financial instruments or derivative commodity instruments held for trading purposes at January 3, 1999.


                                                                           16/17

CONE RESULTS

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  RESULTS OF OPERATIONS AND FINANCIAL CONDITION
                                    continued

Fair values for cotton derivatives and long-term debt instruments were estimated with reference to market quotes at year-end.

Commodity price risk primarily relates to cotton. The Company has an established cotton purchasing program, administered in conformance with policies approved by the Board of Directors, to ensure an uninterrupted supply of appropriate quality and quantities of cotton, to hedge committed and anticipated fabric sales and to manage margin risks associated with price fluctuations on anticipated cotton purchases. The Company primarily uses forward contracts and, to a lesser extent, futures and options contracts.

The following table provides information about the Company's cotton inventory options contracts that are sensitive to changes in cotton prices. The table presents the contract amounts in bales of cotton, the weighted-average strike price and the total dollar contract price by expected maturity dates. Contract amounts are used to calculate the contractual payments and quantity of cotton under option at January 3, 1999.

Cotton Derivatives                                             Expected Maturity Date 1999     Fair Value
-----------------------------------------------------------------------------------------------------------
Cotton Options (Puts)
Contract Volume (500 lb bales)                                                         642             NA
Weighted-Average Strike Price (per 500 lb bales)                                 $     .61             NA
Contract Amount                                                                  $ 406,700       $874,200

Cotton Options (Calls)
Contract Volume (500 lb bales)                                                         778             NA
Weighted-Average Strike Price (per 500 lb bales)                                 $     .75             NA
Contract Amount                                                                  $ 370,150       $117,510
-----------------------------------------------------------------------------------------------------------

The Company's debt instruments are exposed to interest rate risk. Cone's strategy is to balance its fixed to floating interest rate mix. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. Variable weighted-average interest rates for the Company's debentures are based on the applicable forward LIBOR rates.

                                                    Expected Maturity Date
                                 ------------------------------------------------------------

(dollars in millions)             1999       2000       2001       2002 Thereafter      Total  Fair Value
-----------------------------------------------------------------------------------------------------------
Liabilities
Long-Term Debt

Fixed Rate
Senior Note                     $ 10.7     $ 10.7     $ 10.7     $ 10.7     $   --     $ 42.8      $  42.8
Average interest rate (%)          8.8        8.8        8.8        8.8         --        8.8

Variable Rate
Revolver                        $   --     $ 32.0     $   --     $   --     $   --     $ 32.0      $  32.0
Average interest rate (%)          6.1        6.1         --         --         --        6.1
Debentures (including an
   interest rate swap)          $   --     $   --     $   --     $   --     $100.0     $100.0      $  97.9
Average interest rate (%)          7.3        7.7        9.2        9.6        9.9        8.7
-----------------------------------------------------------------------------------------------------------

"Safe Harbor" Statement under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

   Except for the historical information presented, the matters disclosed in the foregoing discussion and analysis and other parts of this report include forward-looking statements. These statements represent the Company's current judgment on the future and are subject to risks and uncertainties that could cause actual results to differ materially. Such factors include, without limitation: (i) the demand for textile products, including the Company's products, will vary with the U.S. and world business cycles, imbalances between consumer demand and inventories of retailers and manufacturers and changes in fashion trends, (ii) the highly competitive nature of the textile industry and the possible effects of reduced import protection and free-trade initiatives,
(iii) the unpredictability of the cost and availability of cotton, the Company's principal raw material, (iv) the Company's relationships with Levi Strauss as its major customer, and (v) the risks associated with unforeseen technological difficulties arising under the Company's Year 2000 compliance efforts and the potential for increased costs associated therewith. For a further description of these risks see the Company's 1998 Form 10-K, "Item 1. Business -Competition, -Raw Materials and -Customers" and "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Overview" of the Company's 1998 Annual Report to Shareholders incorporated by reference into Item 7. of the Form 10-K. Other risks and uncertainties may be described from time to time in the Company's other reports and filings with the Securities and Exchange Commission.

18/19

Review
1998 Financial Review


   Consolidated Statements of Operations                    20
   Consolidated Balance Sheets                              21
   Consolidated Statements of Stockholders' Equity          22
   Consolidated Statements of Cash Flows                    23
   Notes to Consolidated Financial Statements               24
   Statement of Responsibility for Financial Statements     38
   Independent Auditor's Report                             39
   Historical Financial Review                              40

                                                                     CONE REVIEW

               CONSOLIDATED STATEMENTS OF OPERATIONS


Years Ended January 3, 1999, December 28, 1997 and December 29, 1996
(in thousands, except per share data)                                       1998           1997           1996
--------------------------------------------------------------------------------------------------------------
Net Sales                                                              $ 728,626      $ 716,853      $ 745,939
                                                                       ---------------------------------------
Operating Costs and Expenses
 Cost of sales                                                           607,625        615,792        614,657
 Selling and administrative                                               83,835         78,266         86,394
 Depreciation                                                             27,697         25,948         26,868
 Restructuring and impairment of assets                                   17,124          5,176          5,197
                                                                       ---------------------------------------
                                                                         736,281        725,182        733,116
                                                                       ---------------------------------------
Income (Loss) from Operations                                             (7,655)        (8,329)        12,823
                                                                       ---------------------------------------
Other Income (Expense)
 Interest income                                                           2,777          2,486            586
 Interest expense                                                        (14,890)       (14,160)       (15,483)
                                                                       ---------------------------------------
                                                                         (12,113)       (11,674)       (14,897)
                                                                       ---------------------------------------
Loss Before Income Tax Benefit and Equity in
 Earnings (Losses) of Unconsolidated Affiliate                           (19,768)       (20,003)        (2,074)
Income Tax Benefit                                                        (7,907)        (8,001)        (2,311)
                                                                       ---------------------------------------
Income (Loss) Before Equity in Earnings (Losses) of
 Unconsolidated Affiliate                                                (11,861)       (12,002)           237
Equity in Earnings (Losses) of Unconsolidated Affiliate                    5,210          2,637         (2,458)
                                                                       ---------------------------------------
Net Loss                                                               $  (6,651)     $  (9,365)     $  (2,221)
                                                                       =======================================
Loss Available to Common Shareholders                                  $  (9,564)     $ (12,346)     $  (5,101)
                                                                       =======================================
Loss Per Share - Basic and Diluted                                     $    (.37)     $    (.47)     $    (.19)
                                                                       =======================================
Weighted-Average Common Shares Outstanding
 Basic and Diluted                                                        25,929         26,140         27,179
                                                                       =======================================


See Notes to Consolidated Financial Statements.
20/21

                                                                     CONE REVIEW

                           CONSOLIDATED BALANCE SHEETS


January 3, 1999 and December 28, 1997
(in thousands, except share and par value data)                              1998          1997
---------------------------------------------------------------------------------------------------
Assets
 Current Assets
   Cash                                                                     $    639      $    856
   Accounts receivable, less allowances of $1,500                             26,010        19,958
   Subordinated note receivable                                               10,414        23,842
   Inventories                                                               120,430       115,663
   Other current assets                                                       10,253        19,228
                                                                           -----------------------
    Total Current Assets                                                     167,746       179,547
 Investments in Unconsolidated Affiliates                                     45,489        36,781
 Other Assets                                                                 36,616        38,431
 Property, Plant and Equipment                                               238,666       251,887
                                                                           -----------------------
                                                                            $488,517      $506,646
                                                                           =======================
Liabilities and Stockholders' Equity
 Current Liabilities
   Notes payable                                                            $  1,000      $  4,500
   Current maturities of long-term debt                                       10,714        10,714
   Accounts payable                                                           27,255        32,994
   Sundry accounts payable and accrued liabilities                            42,071        49,588
   Deferred income taxes                                                      22,670        23,370
                                                                           -----------------------
    Total Current Liabilities                                                103,710       121,166
 Long-Term Debt                                                              161,385       139,656
 Deferred Income Taxes                                                        30,050        38,523
 Other Liabilities                                                            11,448        10,781
 Stockholders' Equity
   Class A preferred stock - $100 par value; authorized 1,500,000 shares;
    issued and outstanding 383,948 shares                                     38,395        38,395
   Class B preferred stock - no par value; authorized 5,000,000 shares             -             -
   Common stock - $.10 par value; authorized 42,700,000 shares; issued
    and outstanding 25,432,233 shares; 1997, 26,201,633 shares                 2,543         2,620
   Capital in excess of par                                                   57,264        62,300
   Retained earnings                                                          92,799       102,449
   Deferred compensation - restricted stock                                     (579)         (740)
   Accumulated other comprehensive loss, currency translation adjustment      (8,498)       (8,504)
                                                                           -----------------------
    Total Stockholders' Equity                                               181,924       196,520
                                                                           -----------------------
                                                                            $488,517      $506,646
                                                                           =======================


See Notes to Consolidated Financial Statements.
                                                                           20/21

                                                                     CONE REVIEW


                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                          Class A
Years Ended January 3, 1999,          Preferred Stock            Common Stock
December 28, 1997 and                -----------------      ----------------------
December 29, 1996
(in thousands, except share data)     Shares    Amount      Shares         Amount
----------------------------------------------------------------------------------
Balance, December 31, 1995            383,948   $38,395      27,380,409    $ 2,738
Comprehensive Loss
 Net loss                                   -         -               -          -
 Currency translation adjustment,
  sale of stock affiliate                   -         -               -          -
 Total comprehensive loss
Class A Preferred Stock
 Cash dividends paid                        -         -               -          -
Common Stock
 Options exercised                          -         -          61,800          6
 Issuance of common shares                  -         -           6,000          1
 Purchase of common shares                  -         -      (1,146,976)      (115)
                                 ---------------------------------------------------
Balance, December 29, 1996            383,948   $38,395      26,301,233    $ 2,630
Comprehensive Loss
 Net loss                                   -         -               -          -
 Currency translation adjustment            -         -               -          -
 Total comprehensive loss
Class A Preferred Stock
 Cash dividends paid                        -         -               -          -
Common Stock
 Options exercised                          -         -          12,600          1
 Purchase of common shares                  -         -        (201,700)       (20)
 Issuance of restricted shares              -         -          89,500          9
 Restricted stock compensation              -         -               -          -
                                 ---------------------------------------------------
Balance, December 28, 1997            383,948   $38,395      26,201,633    $ 2,620
Comprehensive Loss
 Net loss                                   -         -               -          -
 Currency translation adjustment            -         -               -          -
 Total comprehensive loss
Class A Preferred Stock
 Cash dividends paid                        -         -               -          -
Common Stock
 Purchase of common shares                  -         -        (768,400)       (77)
 Cancellation of restricted shares          -         -          (1,000)         -
 Restricted stock compensation              -         -               -          -
                                 ---------------------------------------------------
Balance, January 3, 1999              383,948   $38,395      25,432,233    $ 2,543
                                 ---------------------------------------------------




Years Ended January 3, 1999,                                       Deferred      Accumulated
December 28, 1997 and               Capital in                    Compensation      Other            Total
December 29, 1996                    Excess          Retained     Restricted     Comprehensive   Comprehensive
(in thousands, except share data)    of Par          Earnings        Stock           Loss            Loss
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995           $71,090          $ 119,825   $          -   $      (9,923)
Comprehensive Loss
 Net loss                                 -              (2,221)             -               -    $      (2,221)
 Currency translation adjustment,
  sale of stock affiliate                 -                   -              -           1,448            1,448
                                                                                                  -------------
 Total comprehensive loss                                                                         $        (773)
                                                                                                  =============
Class A Preferred Stock
 Cash dividends paid                      -              (2,898)             -               -
Common Stock
 Options exercised                      515                   -              -               -
 Issuance of common shares               47                   -              -               -
 Purchase of common shares           (8,657)                  -              -               -
                                   -----------------------------------------------------------
Balance, December 29, 1996           $62,995          $ 114,706   $          -   $      (8,475)
Comprehensive Loss
 Net loss                                 -              (9,365)             -               -    $      (9,365)
 Currency translation adjustment          -                   -              -             (29)             (29)
                                                                                                  -------------
 Total comprehensive loss                                                                         $      (9,394)
                                                                                                  =============
Class A Preferred Stock
 Cash dividends paid                      -              (2,892)             -               -
Common Stock
 Options exercised                       65                   -              -               -
 Purchase of common shares           (1,512)                  -              -               -
 Issuance of restricted shares          752                   -           (761)              -
 Restricted stock compensation            -                   -             21               -
                                   -----------------------------------------------------------
Balance, December 28, 1997           $62,300          $ 102,449   $       (740)  $      (8,504)
Comprehensive Loss
 Net loss                                 -              (6,651)             -               -    $      (6,651)
 Currency translation adjustment          -                   -              -               6                6
                                                                                                  -------------
 Total comprehensive loss                                                                         $      (6,645)
                                                                                                  =============
Class A Preferred Stock
 Cash dividends paid                      -              (2,999)             -               -
Common Stock
 Purchase of common shares           (5,028)                  -              -               -
 Cancellation of restricted shares         (8)                -              8               -
 Restricted stock compensation            -                   -            153               -
                                   -----------------------------------------------------------
Balance, January 3, 1999             $57,264          $  92,799   $       (579)  $      (8,498)
                                   -----------------------------------------------------------


See Notes to Consolidated Financial Statements.                            22/23

                                                                     CONE REVIEW

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended January 3, 1999, December 28, 1997 and December 29, 1996
(in thousands)                                                          1998           1997           1996
--------------------------------------------------------------------------------------------------------------
Operations
 Net loss                                                              $  (6,651)     $  (9,365)     $  (2,221)
 Adjustments to reconcile net loss to net cash provided by operations
   Depreciation                                                           27,697         25,948         26,868
   Gain on divestitures                                                        -            (34)        (3,351)
   Loss (gain) on sale and writedown of property, plant and equipment     12,182         (2,114)           647
   Amortization                                                            2,667          2,767          2,938
   Deferred compensation expense - restricted stock                          153             21              -
   Equity in (earnings) losses of unconsolidated affiliate                (5,210)        (2,637)         2,458
 Change in operating assets and liabilities, excluding effects of business divestitures
    Accounts receivable                                                   (6,052)        28,415         11,882
    Subordinated note receivable                                          13,428        (23,842)             -
    Inventories                                                           (4,767)        11,836          5,729
    Other assets                                                           8,573         (2,905)        (4,258)
    Accounts payable and accrued liabilities                              (6,066)        (2,440)       (11,594)
    Deferred income taxes                                                 (9,173)        (1,840)        (3,041)
    Other liabilities                                                        667            448          1,458
                                                                      ----------------------------------------
   Cash provided by operations                                            27,448         24,258         27,515
                                                                      ----------------------------------------
Investing
 Investments in unconsolidated entities                                   (3,498)        (1,564)             -
 Proceeds from sale of stock in unconsolidated affiliate                       -              -            805
 Proceeds from business divestitures                                           -         19,529         44,045
 Proceeds from sale of property, plant and equipment                       6,162          4,995          4,402
 Capital expenditures                                                    (32,821)       (36,290)       (36,221)
                                                                      ----------------------------------------
   Cash provided by (used in) investing                                  (30,157)       (13,330)        13,031
                                                                      ----------------------------------------
Financing
 Net payments under line of credit agreements                             (3,500)          (767)        (3,608)
 Increase (decrease) in checks issued in excess of deposits               (7,190)         4,831        (12,369)
 Principal payments of long-term debt                                    (10,714)       (10,796)       (12,739)
 Proceeds from long-term debt borrowings                                  32,000              -              -
 Purchase of outstanding common stock                                     (5,105)        (1,532)        (8,771)
 Proceeds from issuance of common stock                                        -             66            521
 Dividends paid - Class A Preferred                                       (2,999)        (2,892)        (2,898)
                                                                      ----------------------------------------
   Cash provided by (used in) financing                                    2,492        (11,090)       (39,864)
                                                                      ----------------------------------------
   Net change in cash                                                       (217)          (162)           682
Cash at Beginning of Year                                                    856          1,018            336
                                                                      ----------------------------------------
Cash at End of Year                                                    $     639      $     856      $   1,018
                                                                      ========================================



See Notes to Consolidated Financial Statements.
                                                                           22/23

                                                                     CONE REVIEW

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

Fiscal Year The Company's fiscal year ends on the Sunday nearest December 31. Fiscal year 1998 contained 53 weeks. Fiscal years 1997 and 1996 each contained 52 weeks.

Inventories Inventories are stated at the lower of cost or market. The last-in, first-out (LIFO) method is used to determine cost of most domestically produced goods. The first-in, first-out (FIFO) or average cost methods are used to determine cost of all other inventories.

Investments in Unconsolidated Affiliates Investments in unconsolidated affiliated companies are accounted for by both the equity and cost methods, depending upon ownership levels. The Company's equity in earnings (losses) and currency translation adjustments may be recorded on up to a one-quarter delay basis.

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

Buildings                 15-39 Years
Machinery and Equipment   10-20 Years
Other                      3-20 Years



Impairment of Assets Impairments of long-lived assets used in operations or to be disposed of are recorded as losses by the Company when the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. See Note 21, "Restructuring, Impairment of Assets and Divestitures," of the Notes to the Consolidated Financial Statements.

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

United States income taxes are not provided on the earnings of foreign affiliates as those are intended to be permanently reinvested in the country from which they were derived. Undistributed earnings of such foreign affiliates were approximately $4 million at January 3, 1999.

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

Note 2. Securitization of Accounts Receivable
--------------------------------------------------------------------------------

On March 24, 1998, the Company renewed a one-year agreement with the subsidiary of a major financial institution ("the purchaser") and Cone Receivables, LLC, a wholly owned subsidiary of Cone Mills Corporation, which allows the sale of up to $50 million undivided interest in eligible accounts receivable by Cone Receivables, LLC. Cone Receivables, LLC, a qualifying special-purpose entity, meets the requirements for accounts receivable securitization in accordance with Statement of Financial Accounting Standards ("SFAS") 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," and therefore is not a consolidated entity of the Company. The Company accounts for the sale of receivables to Cone Receivables, LLC, as a true sale in accordance with SFAS 125.

The Company had sold Cone Receivables, LLC, accounts receivable of $63 million and $66 million at fiscal year end 1998 and 1997, respectively. The Company's subordinated note receivable from Cone Receivables, LLC was $10 million and $24 million at fiscal year end 1998 and 1997, respectively.


24/25

                                                                     CONE REVIEW

Note 3. Inventories
--------------------------------------------------------------------------------


(in thousands)                1998         1997
-------------------------------------------------
Greige and finished goods   $ 87,087     $ 81,130
Work in process                9,810       11,260
Raw materials                 11,508       11,122
Supplies and other            12,025       12,151
                            ---------------------
                            $120,430     $115,663
                            =====================


Inventories valued at LIFO as of January 3, 1999 and December 28, 1997 were 97% and 95% of total inventories, respectively. If current replacement cost had been used for valuing financial statement inventories, that portion of the inventories based on the LIFO method would have been approximately $22 million higher at January 3, 1999 and $25 million higher at December 28, 1997. LIFO inventories valued for financial statement purposes exceed their income tax basis by approximately $79 million at January 3, 1999 and $81 million at December 28, 1997. During 1998, 1997 and 1996, certain inventory quantities were reduced, resulting in a liquidation of LIFO inventory layers carried at the lower costs prevailing in prior years. The effect of these liquidations decreased net losses by less than $0.1 million in 1998 and 1997 and $1.4 million in 1996.

Note 4. Investments In Unconsolidated Affiliates
--------------------------------------------------------------------------------

The Company has an 18% ownership interest in Compania
Industrial de Parras S.A., ("CIPSA"), a denim manufacturer in Mexico. The Company and CIPSA formed a company, Parras Cone de Mexico, S.A., ("Parras Cone"), to build and operate a denim manufacturing facility in Parras, Mexico. Parras Cone is capitalized with approximately $60 million of equity, each shareholder with a 50% interest, and approximately $45 million of Mexican bank financing. The debt is not guaranteed by Cone Mills Corporation or CIPSA.

The Company's equity in earnings of Parras Cone was $5.2 million and $2.6 million for 1998 and 1997, respectively. Included in the 1996 statement of operations is a loss of $2.5 million representing the portion of Parras Cone's losses for 1996 and the fourth quarter of 1995. As is customary for start-up foreign operations, the equity in earnings (losses) of Parras Cone were previously recorded on a one quarter delay based on the availability of information. As Parras Cone became fully-operational in 1996, the Company elected to report the equity in earnings (losses) as of the same period as the Company's reporting period beginning in the fourth quarter of 1996. This change increased the loss reported in 1996 by $0.8 million. The summarized unaudited financial information of Parras Cone is set forth below:

(in thousands)             1998       1997       1996
-------------------------------------------------------
Current assets            $24,508    $ 18,332   $ 14,511
Noncurrent assets          96,272     103,611    110,870
Current liabilities        15,383      13,218     13,468
Noncurrent liabilities     35,241      51,506     59,934
Net sales                  85,225      84,849     63,810
Gross profit               22,163      15,827      4,791
Net income (loss)          10,069       5,396     (5,368)

Cone Receivables, LLC, a qualifying special-purpose entity formed in 1997, is a 100% owned unconsolidated subsidiary of the Company. The summarized unaudited financial information of Cone Receivables, LLC, is set forth below:

(in thousands)             1998         1997
-----------------------------------------------
Current assets            $ 10,361     $25,788
Noncurrent assets                -           -
Current liabilities         10,715      24,225
Noncurrent liabilities           -           -
Net sales                    NA           NA
Gross profit                 NA           NA
Net income (loss)           (1,918)        664

Note 5. Other Assets
--------------------------------------------------------------------------------

(in thousands)                              1998         1997
---------------------------------------------------------------
Excess of cost over net assets acquired    $19,693      $19,693
Trade names                                 14,332       14,332
Other intangible assets                      5,075        5,005
                                          ---------------------
                                            39,100       39,030
Less accumulated amortization                9,413        7,145
                                          ---------------------
                                            29,687       31,885
Other assets                                 6,929        6,546
                                          ---------------------
                                           $36,616      $38,431
                                          =====================

                24/25

                                                                     CONE REVIEW

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Property, Plant and Equipment
--------------------------------------------------------------------------------

(in thousands)                    1998         1997
-----------------------------------------------------
Land                            $ 11,395     $ 11,799
Buildings                         88,394       85,206
Machinery and equipment          335,797      329,249
Other                             34,240       33,724
                                ---------------------
                                 469,826      459,978
Less accumulated depreciation    231,160      208,091
                                ---------------------
                                $238,666     $251,887
                                =====================

Note 7. Notes Payable
--------------------------------------------------------------------------------
The Company had outstanding unsecured short-term notes payable of $1.0 million and $4.5 million at weighted-average interest rates of 6.25% and 5.94%, at fiscal year end 1998 and 1997, respectively.



Note 8. Sundry Accounts Payable and Accrued Liabilities
--------------------------------------------------------------------------------


(in thousands)                              1998         1997
--------------------------------------------------------------
Accrued salaries, wages and commissions   $13,261      $10,274
Checks issued in excess of deposits        10,809       17,999
Other                                      18,001       21,315
                                          --------------------
                                          $42,071      $49,588
                                          ====================

Note 9. Long-Term Debt
--------------------------------------------------------------------------------


(in thousands)                 1998         1997
--------------------------------------------------
Senior Note                  $ 42,858     $ 53,572
Revolving Credit Agreement     32,000            -
8 1/8% Debentures              97,241       96,798
                             ---------------------
                              172,099      150,370
Less current maturities        10,714       10,714
                             ---------------------
                             $161,385     $139,656
                             =====================


The Senior Note is a ten-year $75 million Promissory Note, dated August 13, 1992 with an interest rate of 8% for 1997 which increased to 8.75% in February 1998. Annual principal payments of $10.7 million began August 1996 with the remaining principal amount due August 2002. In August of 1997, the Company signed a three-year $80 million Revolving Credit Agreement. Borrowings under this Agreement are based upon current quoted rates, as determined by either the prime rate, CD rate, or LIBOR, at the Company's option, or through a competitive bid. The weighted-average interest rate on the borrowings under the Revolving Credit Agreement was 6.11% at January 3, 1999. These financing agreements contain certain covenants regarding the operations and financial condition of the Company. The Company was in compliance with all loan covenants at January 3, 1999.

On March 15, 1995, the Company completed the sale of $100 million 8 1/8% Debentures through an underwritten public offering. The unsecured Debentures are due March 15, 2005, and are not redeemable prior to maturity. Interest is payable semiannually each March 15 and September 15. In 1995, the Company entered into an interest rate hedge contract to fix the interest rate on the Debentures. The contract was terminated at a cost of $4.3 million. Amortization of the loss on the interest rate hedge and original issue discount, both over a ten-year life, resulted in an 8.57% effective rate for the issue.

In July 1998, the Company entered into an interest rate swap agreement with a notional amount of $100 million and a term of seven years with a major financial institution. This agreement effectively converts the Debentures to a variable interest rate. The interest rate under the swap agreement is reset every six months and the effective rate at January 3, 1999 was 7.52%. The interest rate swap agreement also provides an effective interest rate cap at 8.57% for the first three years and then to 10.07% for the balance of its term.


Annual maturities of long-term debt, consisting of amortization of the Senior Note and the expiration of the Revolving Credit Agreement, for each of the next five fiscal years are:

(in thousands)
---------------
1999             $10,714
2000              42,714
2001              10,714
2002              10,716
2003                   -


26/27

Note 10. Pensions and Other Benefit Programs
--------------------------------------------------------------------------------

The benefit plans offered by the Company to its employees include Defined Contribution Retirement Plans, Defined Benefit Plans and Other Retiree Benefits which are outlined below:

Defined Contribution Retirement Plans
At the beginning of 1998, the Company had five defined contribution plans as outlined below:

1) The 1983 Employee Stock Ownership Plan ("ESOP")
2) The Supplemental Retirement Plan ("SRP")
3) The Supplemental Retirement Plan-Hourly ("SRP-H")
4) The Employee Equity Plan ("EEP")
5) The Employee Equity Plan-Hourly ("EEP-H")

The Company discontinued contributions to the ESOP after 1992. The ESOP is subject to a floor offset arrangement in conjunction with the Company's defined benefit plans with respect to pension benefits earned for service after 1983. Under the floor offset arrangement, retirement benefits earned after 1983 under the Company's three defined benefit plans are offset by the actuarial equivalent pension value of a portion of participants' ESOP accounts.

For 1997 through June 1, 1998, the Company's 401(k) Program consisted of the EEP, EEP-H, SRP, and SRP-H. As of June 1, 1998, the EEP and EEP-H plans were merged into the respective SRP and SRP-H plans. Participants of the Program may contribute from 2% to 15% of their annual compensation. The Company matches employee contributions up to 6% of the employee's annual compensation. Prior to June 1, 1998, the Company made matching contributions of 25% to both SRP plans and 50% to both EEP plans. Subsequent to June 1, 1998, the Company made matching contributions of 40% to both SRP plans, the surviving plans. Expenses for the defined contribution plans were $1.6 million, $1.5 million and $1.8 million in 1998, 1997 and 1996, respectively.

Defined Benefit Plans and Other Retiree Benefits The Company maintains noncontributory defined benefit pension plans covering substantially all employees. The Company's funding policy is to make annual contributions of amounts that are deductible for income tax purposes. Assets of the pension plans at the end of 1998 were 55% invested in fixed income securities consisting of bond funds and short-term money market or cash equivalent funds, while the remaining 45% were invested in an equity fund.

The Company provides postretirement health care benefits to certain retired employees between the ages of 55 and 65 who have completed ten years of service. The plan is contributory, with the retiree contributions and plan design adjusted annually to reflect changes in health care costs.


                                                                           26/27

                                                                     CONE REVIEW

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following chart summarizes the balance sheet impact, as well as the benefit obligations, assets, funded status and weighted-average rate assumptions related to the Defined Benefit Plans and Other Retiree Benefits:


                                                              Defined                       Other
                                                           Benefit Plans               Retiree Benefits
                                                  ----------------------------    -------------------------
(in thousands)                                           1998            1997           1998           1997
-----------------------------------------------------------------------------------------------------------
Change in Benefit Obligation
 Benefit obligation at beginning of year            $  62,139       $  51,742       $  3,309       $  2,895
 Service cost                                           3,629           3,273            123            137
 Interest cost                                          4,371           3,688            211            216
 Participants' contributions                                -               -            331            356
 Actuarial loss (gain)                                  1,403           4,764           (288)           139
 Benefit payments                                      (2,024)         (1,328)          (440)          (434)
                                                  ---------------------------------------------------------
  Benefit obligation at end of year                 $  69,518       $  62,139       $  3,246       $  3,309
                                                  =========================================================
Change in Plan Assets
 Fair value of plan assets at beginning of year     $  43,391       $  35,562       $      -       $      -
 Actual return on plan assets                           5,684           4,394              -              -
 Employer contributions                                 6,692           4,763            109             78
 Participants' contributions                                -               -            331            356
 Benefit payments                                      (2,024)         (1,328)          (440)          (434)
                                                  ---------------------------------------------------------
  Fair value of plan assets at end of year          $  53,743       $  43,391       $      -       $      -
                                                  =========================================================
Funded Status
 Funded status at end of year                       $ (15,775)      $ (18,748)      $ (3,246)      $ (3,309)
 Unrecognized net actuarial loss (gain)                23,462          25,993           (344)           (56)
 Unrecognized prior service income                       (207)           (254)             -              -
 Unrecognized transition amount                           484             630          1,599          1,713
                                                  ---------------------------------------------------------
  Net amount recognized                             $   7,964       $   7,621       $ (1,991)      $ (1,652)
                                                  =========================================================
 Prepaid benefit cost                               $  11,544       $  10,739       $      -       $      -
 Accrued liability                                     (5,430)         (4,883)        (1,991)        (1,652)
 Intangible asset                                       1,850           1,765              -              -
                                                  ---------------------------------------------------------
  Net amount recognized                             $   7,964       $   7,621       $ (1,991)      $ (1,652)
                                                  =========================================================
Weighted-Average Assumptions
 Discount rate                                            7.0%            7.0%           7.0%           7.0%
 Expected rate of return on plan assets                   8.0             8.0          NA             NA
 Rate of compensation increase                            4.8             4.8          NA             NA



The aggregate projected benefit obligations and fair value of assets for defined benefit plans with projected benefit obligations in excess of assets for the respective years were as follows:

(in thousands)                    1998         1997
-----------------------------------------------------
Projected benefit obligations    $60,756      $54,564
Plan assets                       44,009       34,988
-----------------------------------------------------

The Company's nonqualified pension plan was the only pension plan with an accumulated obligation in excess of the fair value of plan assets. There are no plan assets due to the nature of the plan. Accumulated benefit obligations for this plan were $6.6 million and $8.9 million for 1998 and 1997, respectively.

The following table provides the components of net periodic benefit cost for fiscal years 1998, 1997 and 1996:

                                                       Defined                             Other
                                                   Benefit Plans                      Retiree Benefits
                                        -----------------------------------   ------------------------------
(in thousands)                           1998          1997          1996        1998      1997      1996
-----------------------------------------------------------------------------------------------------------
Service cost                            $  3,629      $  3,273      $  3,652      $ 123     $ 137     $ 135
Interest cost                              4,371         3,688         3,363        211       216       195
Expected return on plan assets            (3,458)       (2,686)       (2,522)         -         -         -
Amortization of prior service income         (47)          (47)          (47)         -         -         -
Amortization of transition amount            146           146           146        114       114       114
Recognized net actuarial loss              1,708         1,393         1,978          -         -         -
                                       --------------------------------------------------------------------
 Net periodic benefit cost              $  6,349      $  5,767      $  6,570      $ 448     $ 467     $ 444
                                       ====================================================================

28/29

                                                                     CONE REVIEW

For measurement purposes, a 7.5% annual rate of increase in per capita health care cost of covered benefits was assumed for 1999, with such rate of increase gradually declining to 5.5% in 2003. A one-percentage point change in assumed health care cost trend rates would have the following effects on 1998:

(in thousands)                                            1% Increase     1% Decrease
-------------------------------------------------------------------------------------
Effect on total of service and interest cost components   $41             $36
Effect on postretirement benefit obligation               341             298
-------------------------------------------------------------------------------------



Note 11. Income Tax Benefit
--------------------------------------------------------------------------------

The following tables present the components of the income tax provision (benefit), a reconciliation of the U.S. statutory income tax benefit to the actual income tax provision (benefit), and the components and items comprising net deferred income tax liability.

Components of Income Tax Provision (Benefit)


                                         1998                             1997                           1996
                          ----------------------------------------------------------------------------------------------------
(in thousands)              Current   Deferred    Total      Current    Deferred     Total     Current   Deferred     Total
-----------------------------------------------------------------------------------------------------------------------------
Federal                     $ 1,081   $ (9,009)  $ (7,928)  $ (6,351)   $ (1,596)  $ (7,947)   $  342   $ (1,742)   $ (1,400)
State, local and foreign        185       (164)        21        190        (244)       (54)      388     (1,299)       (911)
                           -------------------------------------------------------------------------------------------------
                            $ 1,266   $ (9,173)  $ (7,907)  $ (6,161)   $ (1,840)  $ (8,001)   $  730   $ (3,041)   $ (2,311)
                           =================================================================================================

Reconciliation of Income Tax Benefit

(in thousands)                                                      1998           1997           1996
--------------------------------------------------------------------------------------------------------
Statutory U.S. tax                                               $ (5,096)      $ (6,078)      $ (1,586)
State income tax benefit, net of federal tax                          (92)           (50)          (644)
Tax benefit from foreign sales corporation                         (1,450)        (1,239)          (798)
Foreign affiliates (earnings) losses with no U.S. tax effect       (1,488)          (614)           867
Nondeductible meals and entertainment expenses                        165            158            155
Company owned life insurance                                          (64)           (53)          (104)
Donations of appreciated property                                       -              -           (119)
Other                                                                 118           (125)           (82)
                                                               ----------------------------------------
                                                                 $ (7,907)      $ (8,001)      $ (2,311)
                                                               ========================================

Components of Net Deferred Income Tax Liability

(in thousands)                        1998           1997           1996
--------------------------------------------------------------------------
Deferred income tax liabilities    $  81,239      $  78,039      $  81,891
Deferred income tax assets           (28,519)       (16,146)       (18,158)
                                  ----------------------------------------
                                   $  52,720      $  61,893      $  63,733
                                  ========================================

Items Comprising Net Deferred Income Tax Liability

(in thousands)                                              1998         1997         1996
------------------------------------------------------------------------------------------
Property, plant & equipment - principally depreciation    $ 39,029     $ 39,778     $ 40,118
Alternative minimum tax credit                              (7,707)      (2,710)      (2,670)
Inventories                                                 27,921       29,018       30,940
Other - net                                                 (6,523)      (4,193)      (4,655)
                                                         -----------------------------------
                                                          $ 52,720     $ 61,893     $ 63,733
                                                         ===================================


                                                                           28/29

                                                                     CONE REVIEW

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12. Supplemental Cash Flow Information
--------------------------------------------------------------------------------

(in thousands)                             1998         1997           1996
----------------------------------------------------------------------------
Cash Payments For
 Interest, net of interest capitalized   $15,067      $14,579        $15,860
                                         ===================================
 Income taxes, net of refunds            $(6,872)     $(3,188)       $ 1,189
                                         ===================================
Receivable Recorded From Divestitures    $     -      $   270        $ 1,879
                                         ===================================
Details of Divestitures
 Inventories                                          $12,034        $17,112
 Property, plant and equipment                          6,262         21,563
 Other                                                  1,199          2,019
 Gain                                                      34          3,351
                                                      ----------------------
                                                      $19,529        $44,045
                                                      ======================

Note 13. Capital Stock
--------------------------------------------------------------------------------

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

Holders of Class A Preferred Stock are entitled to receive dividends on the 31st day of March of each year from funds legally available therefor when, as and if declared by the Board of Directors. The dividend rate is established as of April 1 for the succeeding dividend period and is determined by an independent investment bank or appraisal firm selected by the Board of Directors, subject to confirmation by the ESOP trustee. The dividend rate is determined annually and is that rate required to make the fair market value of Class A Preferred Stock equal to its original par value. The dividend rate cannot exceed 13% per annum or be less than 7% per annum. Dividends on Class A Preferred Stock are cumulative, but accumulated dividends do not bear interest. Dividend rates declared for Class A Preferred Stock were 7.50%, 7.85% and 7.50%, respectively for the dividend periods ending March 31, 1999, 1998 and 1997.

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

Class A Preferred Stock held by the 1983 ESOP may be redeemed, in whole or in part, at the option of the Company by a vote of the Board of Directors, at a price equal to the greater of $100 per share or the fair market value thereof, plus dividends accrued and unpaid thereon to the date fixed for redemption. The redemption price shall be paid in cash or by delivery of shares of the Company's Class A Preferred Stock, Common Stock or by delivery of other qualifying employer securities or a combination of the foregoing, at the Company's option; provided, however, that on the date of delivery the fair market value of any stock or other qualifying employer securities used to pay the redemption price shall be equal to or greater than the redemption price (or portion thereof) paid therewith. The fair market value of Class A Preferred Stock for redemption purposes was determined to be $100.00 per share at January 3, 1999.

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


30/31

                                                                     CONE REVIEW

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


Note 14. Stock Plans
--------------------------------------------------------------------------------

The Company's 1984 Stock Option Plan provided for the granting of options to purchase 5,000,000 shares of Common Stock. Options granted pursuant to the plan were nonqualified stock options with a term of ten years, and included income tax reimbursement in accordance with the terms of the plan. All options granted under this plan which are outstanding are exercisable as of January 3, 1999. No additional grants may be made under the 1984 Plan.

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

Incentive stock options were granted in 1993, and nonqualified stock options with a tax reimbursement feature were granted in 1996 and 1994. In 1998 and 1997, both incentive stock options and nonqualified stock options (without the tax reimbursement feature) were granted. In 1997, the Company issued restricted shares with a vesting period of one to five years.

Unless otherwise stipulated, the options are exercisable on a cumulative basis, at a rate of 20% in each twelve month period, beginning six months after the date of grant; however, the 1996 and 1994 options provide that no more than 50% of the shares granted can be exercised in any one calendar year. Incentive stock options granted, 22,500 in 1998 and 23,500 in 1997, are exercisable after six months from date of grant.

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

The Company applies Accounting Principles Board Opinion Number 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for these plans which requires compensation expense for the Company's options to be recognized only if the market price of the underlying stock exceeds the exercise price on the date of grant. Accordingly, the Company has not recognized compensation expense for its options granted in 1998, 1997 and 1996.

SFAS 123, "Accounting for Stock-Based Compensation," requires pro forma disclosures for option grants when accounting for stock-based compensation plans in accordance with APB 25. The pro forma effects are determined as if compensation costs were recognized using a fair value based accounting method. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the


                                                                           30/31

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

following weighted-average assumptions: risk-free interest rate of 5.00% for 1998, 5.75% for 1997 and 6.50% for 1996; expected lives of eight years for 1992 Plan options and six years for 1994 Plan options; expected volatility of 38% for 1998, 34% for 1997 and 35% for 1996; and a zero percent dividend yield.

The pro forma effects on net loss and loss per share of options granted in 1998, 1997 and 1996 are as follows:

(in thousands, except per share data)             1998           1997           1996
----------------------------------------------    ----           ----           ----
Reported net loss                              $(6,651)       $(9,365)       $(2,221)
Pro forma net loss                              (7,073)        (9,692)        (2,423)
Reported loss per share - basic and diluted    $  (.37)       $  (.47)       $  (.19)
Pro forma loss per share - basic and diluted      (.39)          (.48)          (.20)

SFAS 123 requires pro forma disclosures only for options granted after December 31, 1994; therefore, the pro forma amounts for compensation expense may not be representative of the pro forma earnings impact upon future years.

A reconciliation of the Company's stock option activity and related information follows:

                                             1998                          1997                          1996
                                  -------------------------------------------------------------------------------------
                                    Number         Weighted-      Number         Weighted-      Number         Weighted-
                                      of            Average         of            Average         of            Average
                                    Options        Exercise       Options        Exercise       Options        Exercise
                                  (thousands)        Price      (thousands)        Price      (thousands)        Price
----------------------------------------------------------------------------------------------------------------------
Outstanding - beginning of year        1,422      $ 10.82            1,314      $ 11.41            1,047      $ 12.55
Granted                                  347         4.54              241         8.48              398         8.06
Exercised                                  -           -               (12)        5.25              (62)        6.46
Forfeited                                (29)       12.18             (121)       13.16              (69)       13.94
                                     -------                        ------                        ------
Outstanding - end of year              1,740      $  9.54            1,422      $ 10.82            1,314      $ 11.41
                                     ----------------------------------------------------------------------------------
Exercisable at end of year               944      $ 11.77              752      $ 12.47              612      $ 12.79
                                     ----------------------------------------------------------------------------------
Weighted-average fair value of options
 granted during year                 $  2.34                       $  4.41                       $  6.68
                                     ----------------------------------------------------------------------------------


The following table summarizes information about stock options outstanding at January 3, 1999:


                             Options Outstanding                         Options Exercisable
           ------------------------------------------------         -------------------------------
Range of     Number            Wtd. Avg.         Wtd. Avg.               Number         Wtd. Avg.
 Exercise   Outstanding        Remaining          Exercise            Exercisable        Exercise
 Prices     (thousands)      Contract Life         Price              (thousands)         Price
----------------------------------------------------------          -------------------------------
$ 4-9          1,053             8.15             $  6.74                 320           $  7.38
  9-13           336             5.80               11.95                 273             11.94
 13-16           351             4.10               15.63                 351             15.63
             -------                                                     ----
               1,740             6.88                9.54                 944             11.77
             =======                                                     ====

Note 15. Leases
--------------------------------------------------------------------------------

The Company has various leases accounted for as operating leases. Rent expense was $3.6 million, $4.0 million and $5.3 million for 1998, 1997 and 1996, respectively. Future minimum rental payments required under lease agreements for the next five years are $3.0 million for 1999, $1.7 million for 2000, $1.2 million for 2001, $0.5 million for 2002 and $0.5 million for 2003. Aggregate future minimum rental payments total $7.5 million.


32/33

                                                                     CONE REVIEW

Note 16. Contingencies
--------------------------------------------------------------------------------

The Company and its subsidiaries are involved in legal proceedings and claims arising in the ordinary course of business. Although there can be no assurance as to the ultimate disposition of these matters, management believes that the probable resolution of such contingencies will not have a material adverse effect on the financial condition of the Company.

Note 17. Loss Per Share
--------------------------------------------------------------------------------
The following table sets forth the computation of basic and diluted loss per share ("EPS"):


(in thousands, except per share data)                                              1998            1997          1996
----------------------------------------------------------------------------------------------------------------------
Net loss                                                                        $(6,651)       $ (9,365)      $(2,221)
Preferred stock dividends                                                        (2,913)         (2,981)       (2,880)
                                                                                -------------------------------------
Basic EPS - loss available to common shareholders                                (9,564)        (12,346)       (5,101)
Effect of dilutive securities                                                         -               -             -
                                                                                -------------------------------------
Diluted EPS - loss available to common shareholders after assumed conversions   $(9,564)       $(12,346)      $(5,101)
                                                                                =====================================
Determination of shares:
Basic EPS - weighted-average shares                                              25,929          26,140        27,179
Effect of dilutive securities                                                         -               -             -
                                                                                -------------------------------------
Diluted EPS - adjusted weighted-average shares after assumed conversions         25,929          26,140        27,179
                                                                                =====================================
Loss per share - basic and diluted                                              $  (.37)       $   (.47)      $  (.19)
                                                                                =====================================

Common stock options were outstanding during 1998, 1997 and 1996 but were not included in the computation of diluted loss per share because to do so would have been antidilutive.

Note 18. Segment Information and Major Customers
--------------------------------------------------------------------------------

The Company has four principal business segments which are based upon organizational structure: 1) denim and khaki; 2) yarn-dyed products; 3) commission finishing and 4) decorative fabrics.

The denim and khaki segment includes denim and khaki fabrics in various styles, finishes and weights and chamois shirtings. The yarn-dyed product segment is comprised primarily of yarn-dyed flannel shirting. The commission finishing segment consists of outside commission dyeing and printing for the home decorative markets and khaki dyeing. The decorative fabrics segment includes the design and distribution of decorative fabrics for the home furnishings industry. Other includes Olympic, which was sold in January 1996; synthetic fabrics which was sold in January 1997; real estate operations, which was sold in May 1997; and miscellaneous ancillary operations.

The percentages of net sales to foreign customers were 25.4%, 25.1% and 25.6% in 1998, 1997 and 1996, respectively. The Company has one denim and khaki customer that accounted for more than 10% of net sales. Sales to this customer, as a percentage of net sales, were 32.2%, 36.6% and 49.3% in 1998, 1997 and 1996, respectively. This customer had an outstanding accounts receivable balance with the Company of approximately $19.3 million at January 3, 1999. The Company has not incurred any losses related to this customer's accounts receivable.

Operating income (loss) for each segment is total revenue less operating expenses applicable to the segment. Intersegment revenue relates to the commission finishing segment. Equity in earnings (losses) of unconsolidated affiliate is included in the denim and khaki segment. Restructuring and impairment of asset expenses, unallocated expenses, interest and income taxes are not included in segment operating income (loss). Segment identifiable assets include investments in unconsolidated affiliates, pension assets and income taxes. Denim and khaki and yarn-dyed products' segments include investments in unconsolidated affiliates. Pension assets are included in each segment. Assets in the "Other" segment include cash, income taxes, administrative facilities, deferred charges and miscellaneous receivables. Unallocated expenses include certain legal expenses, bank fees and discount on the sale of accounts receivable. Geographic sales dollars are determined generally based on the ultimate destination of the fabric.


                                                                           32/33

                                                                     CONE REVIEW

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Segment Information
Sales, income (loss) from operations, identifiable assets, depreciation and amortization, capital expenditures and geographic sales information for the Company's operating segments are as follows:

(in thousands)                                                     1998            1997            1996
---------------------------------------------------------------------------------------------------------
Net Sales
 Denim and Khaki                                                  $ 545,013       $ 533,792      $542,946
 Yarn-Dyed Products                                                  33,733          46,375        41,923
 Commission Finishing                                               107,095          94,811        87,633
 Decorative Fabrics                                                  56,347          42,544        38,709
 Other                                                                4,668          10,755        41,270
                                                                -----------------------------------------
                                                                    746,856         728,277       752,481
 Less Intersegment Sales                                             18,230          11,424         6,542
                                                                -----------------------------------------
                                                                  $ 728,626       $ 716,853      $745,939
                                                                =========================================
Income (Loss) from Operations
 Denim and Khaki                                                  $  52,176       $  36,491      $ 42,086
 Yarn-Dyed Products                                                 (14,498)         (5,048)       (5,577)
 Commission Finishing                                               (15,129)        (13,077)       (8,205)
 Decorative Fabrics                                                    (408)         (9,682)       (8,476)
 Other                                                               (1,650)         (3,324)       (2,072)
 Unallocated Expenses                                                (5,812)         (5,876)       (2,194)
                                                                -----------------------------------------
                                                                     14,679            (516)       15,562
 Restructuring and Impairment of Assets                             (17,124)         (5,176)       (5,197)
                                                                -----------------------------------------
                                                                     (2,445)         (5,692)       10,365
 Less Equity in Earnings (Losses) of Unconsolidated Affiliate         5,210           2,637        (2,458)
                                                                -----------------------------------------
                                                                     (7,655)         (8,329)       12,823
Interest Expense - Net                                               12,113          11,674        14,897
                                                                -----------------------------------------
Loss before Income Tax Benefit and Equity in Earnings (Losses)
 of Unconsolidated Affiliate                                      $ (19,768)      $ (20,003)     $ (2,074)
                                                                =========================================
Identifiable Assets
 Denim and Khaki                                                  $ 302,171       $ 283,392      $283,198
 Yarn-Dyed Products                                                  29,902          52,609        63,061
 Commission Finishing                                                99,433         102,563       102,412
 Decorative Fabrics                                                  42,164          39,567        38,219
 Other                                                               14,847          28,515        43,096
                                                                -----------------------------------------
                                                                  $ 488,517       $ 506,646      $529,986
                                                                =========================================
Depreciation and Amortization
 Denim and Khaki                                                  $  13,740       $  12,692      $ 13,783
 Yarn-Dyed Products                                                   2,745           2,643         2,822
 Commission Finishing                                                 8,104           8,027         8,250
 Decorative Fabrics                                                   2,421           2,029         1,819
 Other                                                                3,354           3,324         3,132
                                                                -----------------------------------------
                                                                  $  30,364       $  28,715      $ 29,806
                                                                =========================================
Capital Expenditures
 Denim and Khaki                                                  $  21,069       $  20,745      $ 19,742
 Yarn-Dyed Products                                                   2,126           1,145         4,142
 Commission Finishing                                                 4,735           7,127         7,778
 Decorative Fabrics                                                   3,915           5,509         2,333
 Other                                                                  976           1,764         2,226
                                                                -----------------------------------------
                                                                  $  32,821       $  36,290      $ 36,221
                                                                =========================================
Geographic Sales Information
 United States                                                    $ 543,432       $ 537,053      $555,302
 Belgium                                                            102,780          93,520       101,856
 North and South America - excluding U.S.                            52,265          40,084        27,402
 Other                                                               30,149          46,196        61,379
                                                                -----------------------------------------
                                                                  $ 728,626       $ 716,853      $745,939
                                                                =========================================


34/35

Note 19. Financial Instruments
--------------------------------------------------------------------------------

The Company utilizes derivative financial instruments to manage risks associated with changes in cotton prices, interest rates and foreign exchange rates.

The Company enters into options and futures contracts for cotton to manage the risk of cotton price fluctuations by hedging both committed and anticipated transactions. Gains and losses on these hedges are deferred and matched to inventory purchases and credited or charged to cost of sales as such inventory is sold. Gains of $2.9 million and $0.3 million were credited to cost of sales in 1998 and 1997, respectively. Losses of $0.6 million were charged to cost of sales in 1996.

The Company enters into foreign exchange contracts to hedge transactions denominated in foreign currencies related to export sales and machinery purchases. The gains or losses from these contracts are deferred and included in the basis of the transaction hedged. The fair value of these contracts is estimated using the end of year exchange rates.

The carrying amounts of cash, accounts receivable, subordinated note receivable, certain other financial assets, accounts payable, short-term borrowings and borrowings under the Revolving Credit Agreement are reasonable estimates of their fair value at January 3, 1999 and December 28, 1997.

The fair value of the Company's long-term debt, excluding borrowings under the Revolving Credit Agreement, is estimated based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities.

The carrying amount and estimated fair value of certain financial instruments at January 3, 1999 and December 28, 1997 are as follows:

                             1998                   1997
                      -----------------------------------------
                       Carrying     Fair      Carrying     Fair
(in thousands)         Amount      Value      Amount      Value
---------------------------------------------------------------
Foreign Exchange
   Contracts          $  236      $  258     $    -      $    -
Long-Term Debt
Senior Note           42,858      42,772     53,572      53,963
8 1/8% Debentures   97,241      97,890     96,798      99,120

Note 20. Transactions with Affiliated Companies
--------------------------------------------------------------------------------

The Company has various transactions in the normal course of business with its unconsolidated affiliated companies. The Company purchased $0.2 million, $0.7 million and $5.4 million of finished goods from CIPSA in 1998, 1997 and 1996, respectively. Sales of finished goods to CIPSA were $1.6 million in 1996. The Company did not have significant sales with CIPSA in 1998 or 1997.

Purchases of denim and yarn from Parras Cone were $78.4 million, $71.5 million and $51.7 million in 1998, 1997 and 1996, respectively. There were also insignificant miscellaneous services rendered from and to Parras Cone in the normal course of business.

Note 21. Restructuring, Impairment of Assets and Divestitures
--------------------------------------------------------------------------------

In recent years the Company has undertaken a number of restructuring activities to focus on core businesses and improve its cost competitiveness. These actions include the reconfiguration and closing of manufacturing facilities, downsizing and reorganization of sales and administrative staffs to reduce overhead costs and the divestiture of operations which management believes are inconsistent with the strategic objectives of the Company. The Company incurred restructuring and impairment of asset charges of $17.1 million in 1998 and $5.2 million in both 1997 and 1996.

Throughout 1998 market demand for yarn-dyed products produced at the Company's Salisbury plant continued to decline and low cost imports gained market share aided by the devaluation of Asian currencies. In the fourth quarter denim demand weakened resulting in the Company's management and Board of Directors decision not to modernize weaving machinery at the plant and convert a portion of its capacity to denim. The decision not to modernize or produce denim on a larger scale along with the plant's noncompetitive cost structure led to a fourth quarter impairment charge of $15.8 million to write-down the Salisbury property, plant and equipment to their estimated net realizable value. Subsequently, on January 6, 1999, the Company announced the closing of the Salisbury plant by second quarter of 1999. The carrying value of the Salisbury property, plant and equipment at January 3, 1999 was $25.8 million before the fourth quarter impairment charge.

In the fourth quarter of 1998 in addition to the $15.8 million charge for write-down of the Salisbury facility, the Company recognized a $1.3 million restructuring charge related to overhead downsizing and reorganization and an inventory charge of $2.2 million related to excess yarn-dyed inventories. On February 19, 1999, the Company announced the details of its overhead downsizing and reorganization program along with additional restructuring activities that will result in restructuring charges


                                                                           34/35

                                                                     CONE REVIEW

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and other exit costs of approximately $14.0 million in the first quarter of 1999. Details of the first quarter 1999 charges include:

o$5.1 million for severance benefits and consulting fees related to the downsizing and reorganization of the Company's sales and administrative staffs, reconfiguration of denim manufacturing overhead structures and downsizing of screen printing operations at the Carlisle plant.

o$4.1 million for severance benefits and operating variances related to the shutdown of the Salisbury plant.

o$4.8 million for severance benefits and the write-down of property and equipment resulting from the exit from yarn manufacturing at the Company's Cliffside and Florence plants.

These first quarter restructuring activities will result in the termination of approximately 1,250 employees, the closing of one manufacturing facility and the downsizing or restructuring of three others.

In 1997, the Company terminated approximately 130 employees at the Granite plant and incurred restructuring charges of $4.5 million. In addition, the Company recognized other restructuring charges for severance and other employee-related costs of $0.7 million in 1997.

In May 1997, the Company sold substantially all the assets of its real estate operations, including its subsidiary Cornwallis Development Co., for $19.5 million. A charge of $4.5 million was recognized in the Company's 1996 financial statements to adjust the carrying value of these assets to the expected net proceeds. The gain recognized upon disposition of the assets in 1997 was insignificant.

In 1996, the Company received proceeds of $1.9 million from the sale of Greeff Fabrics, a fabric distributor that was part of the Cone Decorative Fabrics group. The Company realized a loss of $0.9 million on this sale in its 1996 financial statements.

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

Operating units which were divested had sales of $4.6 million and $34.1 million for 1997 and 1996, respectively. Net operating results of these businesses, excluding restructuring charges, were losses of $1.0 million and $2.3 million in 1997 and 1996, respectively.

Note 22. Recent Accounting Pronouncements
--------------------------------------------------------------------------------

The Company adopted numerous Financial Accounting Standards Board ("FASB") statements in fiscal year 1998. SFAS 130, "Reporting Comprehensive Income," requires that comprehensive income and its components be reported in a financial statement. Comprehensive income is the total of net income and other changes in equity, except those resulting from investments by owners and distribution to owners not reflected in net income. SFAS 131, "Disclosures about Segments of an Enterprise and Related Information," is based on the management approach to segment reporting and establishes requirements about reporting operating segments and certain information regarding products, services, geo-graphic areas and major customers. SFAS 132, "Employer's Disclosures about Pension and Other Postretirement Benefits," revises the disclosures for pensions and other postretirement benefits and standardizes them into a combined format. The Company's financial information for prior years has been restated to conform to SFAS 130, 131 and 132.

In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for all fiscal quarters for all fiscal years beginning after June 15, 1999. SFAS 133 provides a comprehensive and consistent standard for the recognition and


36/37

                                                                     CONE REVIEW

measurement of derivatives and hedging activities and requires all derivatives to be recorded on the balance sheet at fair value. In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which is effective for fiscal year 1999. SOP 98-1 requires capitalization of certain costs which the Company has historically expensed. The Company has not yet evaluated the effects of SFAS 133 or SOP 98-1. Also, in April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities," which requires future start-up costs to be expensed as incurred and previously capitalized start-up costs to be expensed when SOP 98-5 is adopted. The Company will adopt SOP 98-5 in the first quarter of 1999 and recognize a charge of approximately $1 million, the Company's 50% portion of Parras Cone's unamortized start-up costs, as a cumulative effect of a change in accounting principle.

Note 23. Quarterly Financial Data (Unaudited)
--------------------------------------------------------------------------------

                                                                                  Quarters Ended
                                                       -------------------------------------------------------------
                                                          Mar. 29,        June 28,       Sept. 27,         Jan. 3,
(in thousands, except per share data)                         1998            1998           1998              1999
--------------------------------------------------------------------------------------------------------------------
Net sales                                                  $190,171        $197,304       $187,359         $153,792
Gross profit(1)                                              23,151          26,903         26,316           16,934
Income (loss) from operations                                 3,372           6,090          4,946          (22,063)
Equity in earnings of unconsolidated affiliate                1,252           1,264          1,285            1,409
Net income (loss)                                             1,544           3,051          2,792          (14,038)
Earnings (loss) per share - basic and diluted              $    .03        $    .09       $    .08         $   (.58)
                                                          =========================================================
Weighted-average shares outstanding
Basic                                                        26,183          26,166         25,972           25,432
                                                          =========================================================
Diluted                                                      26,210          26,280         25,994           25,432
                                                          =========================================================
Common stock prices
High                                                       $   9.00        $  10.25       $   9.19         $   7.88
                                                          ----------------------------------------------------------
Low                                                        $   6.81        $   8.25       $   6.00         $   3.81
                                                          ----------------------------------------------------------


                                                                                  Quarters Ended
                                                          --------------------------------------------------------------
                                                           Mar. 30,        June 29,       Sept. 28,        Dec. 28,
                                                               1997            1997           1997             1997
                                                          ----------------------------------------------------------
Net sales                                                  $174,714        $185,792       $185,501         $170,846
Gross profit(1)                                              19,984          22,873         18,692           13,564
Income (loss) from operations                                 1,025             941         (2,185)          (8,110)
Equity in earnings (losses) of unconsolidated affiliate        (513)            397          1,553            1,200
Net loss                                                     (1,995)         (1,071)        (1,366)          (4,933)
Loss per share - basic and diluted                         $   (.10)       $   (.07)      $   (.08)        $   (.22)
                                                          =========================================================
Weighted-average shares outstanding
Basic                                                        26,237          26,102         26,109           26,112
                                                          =========================================================
Diluted                                                      26,237          26,102         26,109           26,112
                                                          =========================================================
Common stock prices
High                                                       $   8.50        $   9.38       $   8.81         $   9.00
                                                          ----------------------------------------------------------
Low                                                        $   7.00        $   7.13       $   7.38         $   7.88
                                                          ----------------------------------------------------------

The number of holders of record of the Company's Common Stock as of January 31, 1999 was 394.

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

In the fourth quarter of 1998, the Company recognized restructuring and impairment of asset charges of $17.1 million related to severance and other costs of $1.3 million ($.03 per share, net of tax) and $15.8 million ($.37 per share, net of tax) to write-down Salisbury property and equipment to their estimated net realizable value. Additionally, a charge of $2.2 million ($.05 per share, net of tax) was recorded in the fourth quarter of 1998 to reflect write-down of certain inventory values. See Note 21, "Restructuring, Impairment of Assets and Divestitures," of the Notes to the Consolidated Financial Statements.

In the fourth quarter of 1997, a charge of $5.0 million ($.11 per share, net of tax) was recorded to reflect write-down of inventory values as well as $2.1 million ($.05 per share, net of tax) for certain restructuring charges. See Note 21, "Restructuring, Impairment of Assets and Divestitures," of the Notes to the Consolidated Financial Statements.


                                                                           36/37

                                                                     CONE REVIEW

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

The Company maintains a system of internal control over financial reporting, which is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation of reliable published financial statements. The system includes a code of conduct to foster a strong ethical climate, established policies and procedures, internal audit processes, and the employment of qualified personnel. The Company has established formal criteria against which the internal control system is measured and as of January 3, 1999, the Company was in compliance with these criteria.

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



/s/ John L. Bakane       /s/ Anthony L. Furr           /s/ Gary L. Smith
-------------------      --------------------          -------------------
John L. Bakane           Anthony L. Furr               Gary L. Smith
President and            Executive Vice President and  Executive  Vice President
Chief Executive Officer  Chief Financial Officer       and Controller

38/39

                                                                     CONE REVIEW

                         INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Cone Mills Corporation
Greensboro, North Carolina



We have audited the accompanying consolidated balance sheets of Cone Mills Corporation and subsidiaries as of January 3, 1999 and December 28, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 3, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cone Mills Corporation and subsidiaries as of January 3, 1999 and December 28, 1997, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 1999 in conformity with generally accepted accounting principles.

/s/ McGladrey & Pullen, LLP
---------------------------------
McGladrey & Pullen, LLP
Greensboro, North Carolina
February 19, 1999

                                                                           38/39

                                                                     CONE REVIEW

                      HISTORICAL FINANCIAL REVIEW


(in millions, except per share data and number of employees)      1998         1997         1996         1995        1994
----------------------------------------------------------------------------------------------------------------------------
Summary of Operations
 Net Sales                                                      $728.6      $ 716.9      $ 745.9      $ 910.2      $ 806.2
                                                                -----------------------------------------------------------
   Cost of Sales                                                 607.6        615.9        614.6        757.0        642.5
   Depreciation                                                   27.7         25.9         26.9         28.2         23.3
                                                                -----------------------------------------------------------
                                                                 635.3        641.8        641.5        785.2        665.8
                                                                -----------------------------------------------------------
 Gross Profit                                                     93.3         75.1        104.4        125.0        140.4
   Selling and Administrative                                     83.9         78.2         86.4         89.6         77.8
   Restructuring and Impairment of Assets                         17.1          5.2          5.2            -            -
                                                                -----------------------------------------------------------
 Income (Loss) from Operations                                    (7.7)        (8.3)        12.8         35.4         62.6
 Other Expense - Net                                              12.1         11.7         14.9         14.5          7.3
                                                                -----------------------------------------------------------
 Income (Loss) from Continuing Operations Before
   Income Taxes (Benefit) and Equity in Earnings (Losses)
   of Unconsolidated Affiliates                                  (19.8)       (20.0)        (2.1)        20.9         55.3
 Income Taxes (Benefit)                                           (7.9)        (8.0)        (2.3)         7.3         19.7
                                                                -----------------------------------------------------------
 Income (Loss) from Continuing Operations before Equity
   in Earnings (Losses) of Unconsolidated Affiliates             (11.9)       (12.0)         0.2         13.6         35.6
 Equity in Earnings (Losses) of Unconsolidated Affiliates          5.2          2.6         (2.4)       (16.9)         0.2
                                                                -----------------------------------------------------------
 Income (Loss) from Continuing Operations                         (6.7)        (9.4)        (2.2)        (3.3)        35.8
 Discontinued Operations                                             -            -            -            -          0.4
                                                                -----------------------------------------------------------
 Income (Loss) before Cumulative Effect of
   Accounting Change                                              (6.7)        (9.4)        (2.2)        (3.3)        36.2
 Cumulative Effect of Accounting Change                              -            -            -            -         (1.2)
                                                                -----------------------------------------------------------
 Net Income (Loss)                                              $  (6.7)     $ (9.4)      $ (2.2)     $  (3.3)     $  35.0
                                                                ===========================================================
 Per Share of Common Stock
   Income (Loss) from Continuing Operations
    Basic                                                      $   (.37)     $ (.47)      $ (.19)     $  (.22)     $  1.19
    Diluted                                                        (.37)       (.47)        (.19)        (.22)        1.19
   Net Income (Loss)
    Basic                                                          (.37)       (.47)        (.19)        (.22)        1.16
    Diluted                                                        (.37)       (.47)        (.19)        (.22)        1.16
Balance Sheet Data (at year end)
 Current Ratio                                                      1.6         1.5          1.7          1.6          1.8
 Total Assets                                                  $  488.5      $506.6      $ 530.0      $ 584.3      $ 524.1
 Long-Term Debt                                                  172.1        150.4        160.7        173.0        126.5
 Stockholders' Equity                                            181.9        196.5        210.3        222.1        236.9
 Long-Term Debt as a Percent of Stockholders' Equity
   and Long-Term Debt                                               49%          43%          43%          44%          35%
 Shares Outstanding (millions) Year End                           25.4         26.2         26.3         27.4         27.4
Other Data
 Capital Expenditures                                          $  32.8      $  36.3      $  36.2      $  61.7       $  37.5
 Common Stock Dividend Paid                                          -            -            -            -            -
 Number of Employees at Year End                                 6,200        6,100        6,700        7,900         8,100

40/41

                                                                     CONE REVIEW

                            DIRECTORS AND OFFICERS

Directors
--------------------------------------------------------------------

Dewey L. Trogdon(1)
Chairman of the Board

John L. Bakane(1)
President and Chief Executive Officer

Doris R. Bray(1)(2)
Partner, Schell Bray Aycock Abel
& Livingston L.L.P.

Jeanette Cone Kimmel(2)(3)
Private Investor

Charles M. Reid(1)(3)
President and Chief Executive Officer,
United Guaranty Corporation, a member
company of American International Group

Nicholas Shrieber
President and Chief Executive Officer,
Tetra Pak Americas, Inc.

John W. Rosenblum(3)
Dean, Jepson School of Leadership Studies,
University of Richmond

Cyrus C. Wilson(2)
International Retail Marketing Consultant


Committees of the Board
--------------------------------------------------------------------
(1)Executive

(2)Audit

(3)Compensation


Officers
--------------------------------------------------------------------
John L. Bakane
President and Chief Executive Officer

G. Watts Carr III
Executive Vice President

Anthony L. Furr
Executive Vice President and Chief Financial Officer

Gary L. Smith
Executive Vice President and Controller

Neil W. Koonce
Vice President, General Counsel and Secretary

Terry L. Weatherford
Vice President

Marvin A. Woolen, Jr.
Vice President - Cotton Purchasing

David E. Bray
Treasurer

David K. Bradbury
Assistant Treasurer - Tax and Assistant Secretary

                                                                           40/41

                                                                     CONE REVIEW

                            SHAREHOLDER INFORMATION


Corporate Headquarters
--------------------------------------------------------------------
Cone Mills Corporation
3101 N. Elm Street
P.O. Box 26540
Greensboro, NC 27415-6540
(336) 379-6220
Visit our website at www.cone.com

Annual Meeting
--------------------------------------------------------------------
The Annual Meeting of Shareholders will be held at the Cone Corporate Center, 3101 N. Elm Street, Greensboro, NC on May 11, 1999, at 10:00 a.m.

Transfer Agent and Registrar
--------------------------------------------------------------------
First Union National Bank of North Carolina,
Shareholder Administration, NC-1153
1525 West W. T. Harris Blvd. - 3C3
Charlotte, NC 28288-1153

Stock Listing
--------------------------------------------------------------------
The Company's common stock is traded primarily on the New York Stock Exchange with the trading symbol of COE.

Form 10-K
--------------------------------------------------------------------

The Annual Report to the Securities & Exchange Commission, Form 10-K, is available upon request from:
Cone Mills Corporation
3101 N. Elm Street, P.O. Box 26540
Greensboro, NC 27415-6540
Attention: Investor Relations

Investor Relations
--------------------------------------------------------------------
Anthony L. Furr
Executive Vice President and Chief Financial Officer

David E. Bray
Treasurer

(336) 379-6220

Cone Apparel Products
--------------------------------------------------------------------
Marketing and Manufacturing Headquarters
3101 N. Elm Street
P.O. Box 26540
Greensboro, NC 27415-6540
(336) 379-6220

G. Watts Carr III, President

Cone Decorative Fabrics
--------------------------------------------------------------------
John Wolf                                    Cone Jacquards
261 Fifth Avenue                             3400 Highway 221-A
New York, NY 10016                           Cliffside, NC 28024
(212) 683-4800                               (828) 657-9662

Murray S. Engle, President

Cone Commission Finishing
--------------------------------------------------------------------
Carlisle Plant                               Raytex Plant
P.O. Box 8                                   P.O. Box 884
Carlisle, SC 29031                           Marion, SC 29571
(864) 466-4100                               (843) 423-5030

Sales and Marketing
1440 Broadway
New York, NY 10018
(212) 391-1300

Jerry W. Kennedy, President

Design: Wright Communications Inc/NYC

Portions of this annual report utilize recycled paper.

                             Cone Mills Corporation
                              3101 North Elm Street
                                 P.O. Box 26540
                            Greensboro, NC 27415-6540
                                  (336)379-6220